UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to________

Commission file number: 001-40193

SOUNDHOUND AI, INC.

(Exact name of registrant as specified in its charter)

Delaware	**86-1286799**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5400 Betsy Ross Drive Santa Clara, CA	**95054**
(Address of Principal Executive Offices)	(Zip Code)

(408) 441-3200

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, par value $0.0001 per share	SOUN	The Nasdaq Stock Market LLC
Redeemable Warrants	SOUNW	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2024, based on the closing price of $3.95 for shares of the Registrant's Class A common stock, was approximately $1,169.2 million.

As of March 6, 2025, there were 366,426,264 shares of the Company's Class A common stock, $0.0001 par value per share, issued and outstanding, and 32,535,408 shares of the Company's Class B common stock, $0.0001 par value per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2025, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report relates.

SOUNDHOUND AI, INC.
FORM 10-K

TABLE OF CONTENTS

		Page No.
Part I		
Item 1.	Business	1
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	38
Item 1C.	Cybersecurity	38
Item 2.	Properties	40
Item 3.	Legal Proceedings	40
Item 4.	Mine Safety Disclosures	40
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	41
Item 6.	[Reserved]	42
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	42
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	63
Item 8.	Financial Statements and Supplementary Data	64
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	128
Item 9A.	Controls and Procedures	128
Item 9B.	Other Information	130
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	130
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	131
Item 11.	Executive Compensation	131
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	131
Item 13.	Certain Relationships and Related Transactions, and Director Independence	131
Item 14.	Principal Accountant Fees and Services	131
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	132
Item 16.	Form 10-K Summary	133
Signatures		134

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of SoundHound AI, Inc. ("we," "us," "our," "SoundHound," or the "Company") contains "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. These forward-looking statements include, but are not limited to, statements concerning our expected financial performance, our ability to implement our business strategy and anticipated business and operations, including our ability to integrate the business and operations of our recent acquisitions and improve our Generative AI Foundation Model, expand our customer partnerships and roll out our AI drive thru service, roll out our Dynamic Interaction, Chat AI for Automotive, and expand the number of platforms on which our voice AI technology will be available, the potential utility of and market for our products and services, including our newly acquired products and services, and our ability to achieve revenue from our bookings backlog. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results of operations or the results of other matters that we anticipate herein could be materially different from our expectations. Accordingly, readers are cautioned that significant known and unknown risks, uncertainties and other important factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Some factors that could cause actual results to differ include:

- our ability to execute our business strategy, including launching new product offerings and expanding information and technology capabilities;

- our market opportunity and our ability to acquire new customers and retain existing customers;

- the timing and impact of our growth initiatives on our future financial performance;

- our ability to integrate the businesses and operations from our recent acquisitions with our current operations to realize the expected benefits of those acquisitions;

- our ability to protect intellectual property and trade secrets;

- our ability to obtain additional capital, as necessary, including equity or debt financing, on terms that are acceptable to us, if at all;

- changes in applicable laws or regulations and extensive and evolving government regulations that impact our operations and business;

- our ability to attract or maintain a qualified workforce;

- level of product service failures that could lead our customers to use competitors' services;

- investigations, claims, disputes, enforcement actions, litigation and/or other regulatory or legal proceedings, including with respect to our AI technology;

- risks relating to uncertainty of our estimates of market opportunity and forecasts of market growth;

- the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

- other risks and uncertainties described under the section titled "Risk Factors" in this Annual Report.

You should thoroughly read this Annual Report and the documents that we refer to with the understanding that our actual future results may be materially different from, and worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date of this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect.

Part I

Item 1.   Business

Our Mission

SoundHound's mission is to voice-enable the world with conversational intelligence through an independent AI platform enabling humans to interact with products and services like they interact with each other — by speaking naturally.

Company Overview

We are a global leader in conversational intelligence, offering independent Voice AI solutions that enable businesses to deliver high-quality conversational experiences to their customers. Built on proprietary technology, SoundHound's voice AI delivers best-in-class speed and accuracy in numerous languages to product creators across automotive, TV, and IoT, and to customer service industries via groundbreaking AI-driven products like Smart Answering, Smart Ordering, and Dynamic Interaction™, and Employee Assist. Along with SoundHound Chat AI, a powerful voice assistant with integrated Generative AI, SoundHound powers millions of products and services, and processes billions of interactions each year for world class businesses.

We believe voice-enabled conversational user interface is a more natural interface for nearly all use cases, and product creators should have the ability to design, customize, differentiate, innovate and monetize the interface to their own product, as opposed to outsourcing it to a third-party assistant. For example, using SoundHound, businesses can voice-enable their products so consumers can say things like, "Turn off the air conditioning and lower the windows," while in their cars, "Find romantic comedies released in the last year," while streaming on their TV and even place food orders before arriving at a restaurant by talking to their cars, TVs or other IoT devices. Additionally, SoundHound's technology can address complex user queries such as, "Show me all restaurants within half a mile of the Space Needle that are open past 9pm on Wednesdays and have outdoor seating," and follow-on qualifications such as "Okay, don't show me anything with less than 3 stars or fast food."

The SoundHound developer platform, Houndify, is an open-access platform that allows developers to leverage SoundHound's Voice AI technology and a library of over 100 content domains, including commonly used domains for points of interest, weather, flight status, sports and more. SoundHound's Collective AI is an architecture for connecting domain knowledge that encourages collaboration and contribution among developers. The architecture is based on proprietary software engineering technology, CaiLAN (Conversational AI Language), and machine learning technology, CaiNET (Conversational AI Network) to ensure fast, accurate and appropriate responses.

Our market position is strengthened by the technical barriers to entry in the Voice AI space, which tend to discourage new market participants. Furthermore, our technology is backed by significant investments in intellectual property, with over 192 patents granted and over 109 patents pending, spanning multiple fields including speech recognition, natural language understanding, machine learning, monetization and more. We have achieved this critical momentum in part thanks to a long-tenured leadership team with deep expertise and proven ability to attract and retain talent.

Market Opportunity

A significant addressable market

To take advantage of opportunities created by the expansion of Voice AI, companies across industries are turning to independent providers with disruptive technology offerings to help them design and build custom voice assistants. The demand for Voice AI technology is growing exponentially as companies compete to lead the market with the best technology, excellent customer relationships, and greatest innovations. Custom, branded voice assistants are allowing companies to improve their customer interactions at every touchpoint.

Strategy

We believe that Voice AI will be the next major technology disruption in computing.

Human-computer interfaces became popularized through computers offering a keyboard and mouse. After that came mobile devices with touch screens. We now have IoT devices with Voice AI. After the internet became mainstream, every company needed to have a website. After the mobile ecosystem became mature, every company needed to have a mobile strategy. We note that some very successful companies were created purely on the mobile ecosystem.

We believe the same concept will apply to the world of Voice AI where every company will need to have a strategy and there will exist success stories built on top of platforms like ours. These interfaces will co-exist: for example, mobile and touch screens did not completely replace computers with a keyboard and mouse, therefore Voice AI will also co-exist with computers and mobile. However, with billions of IoT devices that don't have a keyboard or a mouse or a touch screen, we believe that voice will be the preferred or the only way to interact with these devices.

Technical Development

In 2005, as recent graduates from Stanford, our founders began envisioning a future where we would be talking to products just as we do other people. Inspired to make their vision a reality, the Company was founded with a simple and powerful mission: Add Voice AI to everything. To this day, the Company is still run by its original founding team.

SoundHound's technology represents the evolution of several disruptive breakthroughs in voice-AI and sound recognition developed over almost two decades. Using innovative audio and music identification technology, in 2009, our founders launched the SoundHound music identification app. Since its inception, the app has received over 300 million downloads.

In parallel, the founding team worked in stealth on a fundamentally new technology — one that had the potential to revolutionize human-to-computer voice interaction. Up until then, all voice interactions relied on speech-to-text and then text-to-meaning. Our engineers knew that for a true voice engine to flourish, it needed to understand speech directly, just like humans do.

In 2015, SoundHound introduced the Houndify Voice AI platform incorporating breakthrough Speech-to-Meaning and Deep Meaning Understanding technologies, which, to SoundHound's knowledge represented voice interaction technologies not yet broadly available at the time as its foundation.

After we went public in 2022, SoundHound rapidly introduced innovation to the market with Smart Ordering, Dynamic InteractionTM, SoundHound Chat AI, and Smart Answering, among other products (see "Products and Technology" hereafter).

SoundHound's Vision

A typical reaction to SoundHound's technology is "Wow! Even humans cannot do this." This is the crux of our vision: *Create a Voice AI platform that exceeds human capabilities and brings value and delight via an ecosystem of billions of products enhanced by innovation and monetization opportunities.*

Computers are better than humans at computing, but they're not always better than humans at performing certain tasks. For example, we used to easily beat computers in the game of chess, but now computers can even top grandmasters. When it comes to language understanding, the general perception is computers are not yet as good as humans. People talk using complex conversations with each other, but when they talk to voice assistants, they lower their expectations and use short, simple, keyword-based queries. We aim to change that by making computers better than humans in language understanding. As a result, SoundHound can make humans more productive and help make the world a better place.

To provide another example, if a user is looking for a restaurant, but anything other than Chinese (because they had Chinese food yesterday) they can ask the concierge of a hotel: "Show me restaurants, excluding Chinese", and the concierge can point the customer in the right direction. But when talking to a typical voice assistant, users often don't ask the question: "show me restaurants, excluding Chinese", because they don't expect that it will work. And in fact, most other voice assistants will offer Chinese restaurants when asked to show restaurants excluding Chinese.

With SoundHound's technology, users can ask even more complicated questions, such as: "show me Asian restaurants in San Francisco, excluding Chinese and Japanese, and only show the ones that have more than three stars and are open after 9:00 PM on Wednesdays." In addition, users can follow up and ask it to refine the criteria such as "remove Korean and Vietnamese, sort by rating then by price, and only show the ones that are good for kids and have a patio."

Additionally, through SoundHound's AI-driven restaurant voice ordering solution, Smart Ordering, automated voice technology can be deployed by any restaurant to take food and drink orders over the phone, via menu kiosks or at the drive-thru. Its sophisticated technology learns the menu of each business and can answer questions, accept modifications and even upsell, helping the restaurant process more orders quickly and efficiently.

Our vision further includes empowering billions of devices around the world using our technology, with innovation and monetization opportunities for the product creators that integrate to our platform. It means product creators can not only use Voice AI to make their product better; they can also generate incremental recurring revenues from customer interactions.

Our vision also places a high emphasis on user experience. Before monetization growth can occur, delivering value and delight to end users is paramount. As a result, the most effective monetizable interactions will be those that flow naturally based on context, create value for the end-user, and would not be perceived by users as intrusive advertisements.

Products and Technology

SoundHound's momentum in the Voice AI market can, in large part, be attributed to our large number of technology breakthroughs.

Houndify Platform

SoundHound's Voice AI platform combines advanced AI with engineering expertise to help brands build conversational voice assistants. From proprietary components to customizable and scalable solutions, we offer tools to build a highly accurate and responsive voice user interface.

The suite of Houndify tools includes Application Programming Interfaces ("API") for text and voice queries, support for custom commands, extensive library of content domains, inclusive Software Development Kit platforms, collaboration capabilities, diagnostic tools, and built-in analytics.

Houndify provides a web API that takes in text queries or audio and returns actionable JavaScript Object Notation to anyone with an internet connection wanting to add Voice AI to any product or application.

CaiNET and CaiLAN Expert Domain Selections

SoundHound's CaiNET software uses machine learning to enhance how domains work together to better handle complex queries including natural language processing, predictive analytics, and building language models, or translation of speech.

SoundHound's proprietary CaiLAN software expertly arbitrates responses so users get better answers from the right domain such as for use with natural language processing, predictive analytics, and building language models, or translation of speech.

Automatic Speech Recognition ("ASR")

Our highly optimized, tunable, and scalable ASR engine supports vocabulary sizes containing millions of words. Houndify's machine learning infrastructure allows us to tune the engine to achieve optimal Computer Processing Unit ("CPU") performance while delivering high accuracy rates.

Houndify's language and acoustic modelling architecture also uses machine learning to increase word recognition accuracy. Rapid iteration is possible due to our accelerated training pipeline and architecture that improves as data is collected. Highly accurate transcriptions result from advanced acoustic models trained to perform in a variety of scenarios — including in severely noisy environments and when accented language is spoken.

Natural Language Understanding ("NLU")

Our proprietary Speech-to-Meaning technology tracks speech in real-time and understands the context, even before the user has finished speaking. Instead of the typical two-step process of transcribing speech into text and then passing the text into an NLU model, Houndify can accomplish both of these tasks in one step, delivering faster and more accurate results.

Houndify's ability to process and understand speech the instant a user stops speaking gives voice assistants the ability to respond faster. Understanding speech in real-time without requiring additional processing or waiting for the user to finish speaking creates responsive and natural conversations between people and products.

By understanding context, Houndify responds accurately to users by distinguishing between similar words and names. Our NLU can discern the difference between words that sound the same, but have different spellings and meanings. For example, if users want to navigate to 272 Hoch Street in Dayton, Ohio, it won't look for Hawk Street.

Using our proprietary Deep Meaning Understanding technology, a custom voice assistant can handle complex queries with compound criteria including conversational follow up, address multiple questions and filter results simultaneously — accurately and quickly answering users' most complex questions.

These technologies are anchored by three important innovations: Speech-to-Meaning, Deep Meaning Understanding and Collective AI.

Speech-to-Meaning refers to SoundHound's ability to convert speech to meaning simultaneously and in real time. Most traditional approaches first convert speech to text, and then convert text to meaning. This approach can be both slower and less accurate. It's slower because the two steps are done in sequence, and the additional processing time of the second step can be noticeable by the end user. It can also be less accurate because if the first step of speech to text makes a mistake, the resulting incorrect text is then sent to the second step, and the error further propagates.

Our development of Speech to Meaning technology was inspired by the human brain. As we listen to someone speaking, our brain does not convert speech to text, and then text to meaning. Instead, our brain converts speech to meaning simultaneously and in real time. With Speech-to-Meaning, as you speak to SoundHound's technology, it performs both speech recognition and language understanding simultaneously, which results in faster response time and higher accuracy, because real-time language understanding can feed into the real-time speech recognizer as additional information to reduce errors.

Deep Meaning Understanding is our innovative approach to language understanding that allows our Voice AI platform to understand highly complex conversation.

For example it can understand: "Show me hotels in San Francisco that are less than $600, but not less than $300, are pet friendly, have a gym and a pool with at least three stars staying for two nights, and don't include anything that doesn't have Wi-Fi."

A complex search like this will take many minutes to perform on a website with complex forms, but it can be done within a few seconds using SoundHound technology, which we believe to be unique in its ability to handle complex queries of this nature at scale.

Collective AI is an architecture that gives potential to SoundHound to improve the understanding capability of its platform exponentially based on linear contributions.

Most other platforms add skills or domains that are separate and don't interact with each other. For them, linear contribution results in linear growth in understanding, which is less scalable. With the Collective AI architecture, SoundHound domains can be interconnected and learn from each other. As developers contribute to the platform, the platform's understanding capability can grow exponentially.

Smart Ordering

SoundHound Smart Ordering offers an easy-to-understand voice assistant for restaurants that takes phone orders and automatically processes them by seamlessly integrating with multiple POS systems. For enterprises, we also offer a flexible Gateway to integrate with custom POSs.

Dynamic Interaction

Dynamic Interaction is a category-level breakthrough in conversational AI that we believe raises the bar for human-computer interaction by not only recognizing and understanding speech, but also responding and acting in real-time. Where existing voice technology requires wake words and relies on turn-taking with awkward pauses to process requests, Dynamic Interaction uses the twin technologies of fragment parsing — which breaks speech down to partial-utterances and processes them in real-time — and full-duplex audio-visual integration to create an instantaneous, next-generation experience in human-computer interaction.

SoundHound Chat AI

We launched SoundHound Chat AI, which we believe will usher in a new phase of voice-enabled, conversational AI by combining the power of software engineering and machine learning generative AI.

SoundHound Chat AI integrates with dozens of knowledge domains, pulling real-time data like weather, sports, stocks, flight status, restaurants, and many more. We combine this with the most cutting-edge large language models like OpenAI's ChatGPT to deliver the most accurate, timely, and comprehensive responses. There is no need for awkward search queries since you can speak to SoundHound Chat AI naturally, like another person. You can also follow-up questions and commands without awkward pauses to filter, sort, or add more information to the original request.

Smart Answering

SoundHound Smart Answering is built to offer all customer establishments, including restaurants, the option to build an easy to use, custom AI-powered voice assistant that can handle 100% of phone calls including, greetings, hours, menu, location, delivery, wait time, policies, promotions, including SMS functionality for reservations and appointments, and many more standard and custom options.

Wake Words

Wake words are the entry point into branded voice experiences, allowing users to invoke the assistant by literally speaking the company's name. Examples range from "Hey Pandora" in a mobile app to "Hey Peugeot" within a vehicle.

Rigorous development and testing enable our wake words to perform in noisy environments and minimize false-positives or false-negatives. We use advanced machine learning algorithms and Deep Neural Networks to provide broad robustness to our high-volume training data, resulting in high accuracy.

Custom Domains

Our library of over 100 public domains is available to give developers instant access to a broad range of content to fit their unique use cases. This includes multi-category content intended to appeal to broad range of audiences, including, for instance, sports scores, weather, podcasts, travel information, recipes, stock prices, among many others.

Companies can enhance product functionality or proprietary operations with Houndify Private Domains, allowing customization and development of more specific content. Customers who subscribe for this service have full access to their private domains securely on our platform while retaining the ability to iterate and update content.

For example, an automotive manufacturer can make helpful updates about the car's user manual over time. In this way, SoundHound becomes a long-term "partner" to its customers, helping companies create the domains that they need in order to improve brand value for their own customers or end users.

Text-to-speech ("TTS")

A high quality TTS helps companies create a unique voice that differentiates them from the competition. Brands can fully express their personality by choosing the gender, tone, and personality that will become their vocal identity.

Our machine learning algorithms transform recorded voices into large databases of spoken sounds to form entire vocabularies of natural language — adapted to the user's environment. We can transform any voice to generate a high-quality TTS with a small CPU footprint.

Edge and Cloud Connectivity

With edge (embedded) we offer a fully-embedded voice solution for brands seeking the convenience of a voice user interface without the privacy or connectivity concerns of the internet. Includes full access to custom commands and the ability to instantly update commands during development.

With Cloud we equip your voice assistant with real-time data from the cloud, deliver the most relevant responses with no CPU or memory restrictions, and retain ownership of customer relationships with access to data and analytics.

To harness the capabilities of full cloud connectivity with the reliability of embedded edge voice technology. Houndify Edge Hybrid solutions are designed to ensure that devices are always-on and responsive to commands. Allows for over-the-air product updates and a broader voice experience with the level of cloud-connectivity that best matches the product and its users.

Competitive Strengths and Differentiators

The majority of participants in the Voice AI industry can be characterized as either "big tech" companies (meaning large corporations offering Voice AI as an extension of other services) and "legacy vendors" (meaning long-time Voice-AI industry participants with older technologies).

Voice AI offerings from big tech companies are primarily an extension of their services. In many cases, rather than strengthening or interacting with the host product, big tech offerings tend to take over the entire product experience, thus "hijacking" the company's brand, users, and data. As a result, brands relying on big tech Voice AI frequently experience decreased ability to innovate, differentiate, and customize the way that their products interact with Voice AI platforms and/or end users. In some cases, these big tech Voice AI providers even compete with the customers whose products their technologies support, making them increasingly less attractive as a choice for a voice interface.

The Voice AI market currently also includes "legacy vendors," a number of whom we believe offer dated technologies. Furthermore, in many cases, legacy vendor technologies still require significant effort by product creators to turn legacy AI product offerings into solutions that can compete with the quality of Voice AI products currently offered by big tech companies, which is oftentimes neither economical nor practical.

Due to the high barrier to entry in Voice AI, the number of full solution platform providers is very limited. In our view, it takes many years and significant investment to build all the components of Voice AI. It then takes further time and resources to make the solutions competitive, mature, and viable for adoption. Finally, it requires significant investment to globalize the solution in multiple languages and regions. Although the number of platforms is limited, we note that the big tech players have significant resources. Against this landscape, SoundHound has achieved its successes to date through technology innovation, business model innovation, and global alliances that we believe make us well-positioned to continue to grow and execute our business plan.

With the recent popularization of Generative AI and Large Language Models in early 2023, we view this as an inflection point for Conversational AI, with a clear intersection between technology readiness and subsequent demand and adoption. Such intersections are rare, and SoundHound is in a unique position to create tremendous value.

We believe the impact of Generative AI and Large Language Models to the field of Conversational AI is similar to the impact of Deep Neural Networks to Machine Learning: Better quality models can be created faster and with fewer tedious engineering requirements. And we view the market impact of this to be transformative, similar to the mobile ecosystem disruption of the last decade. Fast movers like us will create tremendous value.

We view the current environment as an opportunity to provide disruptive technologies with capabilities we believe are superior to existing alternatives, allowing customers to maintain their brand, control the user experience, get access to the data, and define their own privacy policies, while being able to customize, differentiate, innovate, and monetize.

Revenue Model

Market Momentum

Our entry into the Voice AI space began with 10 years of constant innovation in "stealth" building disruptive technologies in Voice AI using innovative approaches. Our goal was to build a differentiated Voice AI technology that we fully own and which is significantly better than other solutions in the market. We achieved that goal and unveiled the result in 2015, launching it as the Houndify platform in 2016.

Building a Diverse, Global Customer Base

SoundHound continues to expand the capabilities that make us well-positioned to serve the needs of customers globally. We have grown our solution from a single language capability to 25 languages.

Our customers include a range of product and service providers of all sizes, spanning a range of industries, including automotive, IoT, apps, restaurants, and more. Many of our global customers have end users in multiple regions and industries and we have seen our products successfully used by them across multiple contexts and purposes.

Three pillars for growth

We have identified three pillars for revenue growth: Royalties, Subscription, and Monetization, and all three pillars contribute to our current revenues today. While the majority of current revenues come from royalties and subscriptions, over time we expect our revenues from monetization pillars to increase meaningfully in the future.

(1) **Royalties**: This involves voice-enabling a product. The product creator pays us a royalty based on volume, usage, or duration. SoundHound collects royalties when our platform is integrated into a product such as a car, smart TV, or IoT.

(2) **Subscription**: This involves voice-enabling a service that doesn't rely on a physical product. Examples include when SoundHound enables customer service or food ordering for restaurants or content management, appointments, or voice commerce, we generate subscription revenue from the service providers.

(3) **Monetization**: This pillar creates an ecosystem that enables monetization services in products and services from both pillar one and pillar two. When users of a voice-enabled product access the voice-enabled monetization, this creates new leads and transactions. SoundHound generates monetization revenue for generating these leads and transactions, and will share revenue with the product creators.

We expect the disruptive three-pillar business model will create a monetization flywheel. As more products integrate into our platform, more users will use it, and more services will choose to integrate as well. This creates even more usage, and results in a flow of revenue share to product creators, which further encourages even greater adoption and integration with our platform, and we expect the cycle will perpetually continue to expand and create an ecosystem with a compound impact on our business.

SoundHound's criteria for adoption

When it comes to criteria for adoption, our goal is to win on every dimension. We believe our product will be adopted because customers typically choose the best technology and want to own their brand and control their data. We strive to provide our customers with the best technology, and we can provide a white label solution giving our customers control of their brands. In some industries you may have to choose between technology and brand control. In our case, we aim to offer our customers the best of both, enabling them to offer disruptive technologies to their users while maintaining control of their brand and user experience.

With our disruptive monetization strategy, we also provide a path to monetization. By choosing our platform, product creators can generate additional revenue while making their product better using Voice AI, providing further incentive to choose our platform.

We offer an ecosystem with our expert domain selections that seamlessly arbitrates between LLMs and real time domains and limits "AI hallucinations", along with definable privacy controls, which are becoming increasingly important in the industry of Voice AI. We also offer edge, cloud and hybrid solutions, which means our technology can optionally run without a cloud connection for increased flexibility and privacy. Our focus is on delivering the most advanced Voice AI in the world and thus allowing our partners to differentiate and innovate their overall experiences for their brands. Additionally, there is no conflict of interest between us and our partners and customers as we do not compete with them (as some other Voice AI vendors do).

We believe that product creators know their product and users best. The idea of a single third-party assistant taking over their product is not reflective of our anticipated future. We envision that every product will have its own identity, and they will have Voice AI customized in different ways. They can each tap into a single platform to access the ever-growing set of domains, but the product creators can innovate on top of platform and create value for the end users in their own way.

Research and Development

Research and development have been the foundation of our company since its origin. We have invested significantly over the years in making conversational Voice AI technology by leveraging advanced technologies across signal processing, speech recognition, machine learning and more. The complexities of our design and the associated technological breakthroughs have required more than ten years of research and development activities to fine tune our technology for commercial use. We continue to explore different innovation strategies to strengthen our capabilities.

In particular, we are continually working to improve the speed and accuracy of our Voice AI solutions and make customer adoption easier and faster. We have protected our innovations throughout with patents and trade secrets, and we have continued to strengthen our competitive positioning by staying on top of the latest advancements in the Voice AI industry. We expect to continue to keep research and development and, more broadly, innovation and product quality at the forefront of our strategy and core focus.

Sales and Marketing

We take an insight-driven, account-based marketing approach to build and expand our relationships with customers and partners. We collect feedback directly from them to garner insights that help drive the business and product. We also work with analysts and higher education institutions to conduct studies, test and validate technology performance, providing key proof points for those considering our products. In parallel, marketing and communications drive our brand equity and narrative through ongoing announcements, campaigns, events, speaking opportunities, and public relations efforts.

Our demand generation efforts span the full customer funnel to target prospects across a variety of channels including: advertising, email, social media, search engines and many other digital channels.

Sales and marketing will play a critical role in the next phase of our evolution as a company, with key ongoing investments in our team and leadership. While our products are already scaling with existing customers, markets and verticals, we see significant opportunities to grow into new ones. Increased sales and marketing efforts will enable us to capitalize on the tremendous momentum we are building and we expect to continue expanding resources to grow our personnel and leadership team focused on sales and marketing.

Intellectual Property

SoundHound's intellectual property portfolio includes over 192 patents granted and over 109 patents pending worldwide. These patents cover areas such as speech recognition, natural language understanding, machine learning, human interfaces, and others, including monetization and advertising.

Out of our 301 patents granted and pending, more than 40 of these patents are in conversational monetization. Because we predict that search traffic will change from keyword-based queries to conversational interactions, we have a large number of patents in the area of conversational advertising.

Human Capital

At SoundHound, our success is driven by the quality of our people, who we believe are among the best and brightest in the industry. We strive to create an environment that supports employee success and a culture where everyone has a voice in driving innovation.

Employees

As of December 31, 2024, we had approximately 842 full-time employees, of which approximately 54% were in the United States and 46% were in our international locations. We have not experienced work stoppages and believe our employee relations are good.

Employee Experience

We focus on delivering a great employee experience, anchored by meaningful work, career opportunities and well-being, to continue to attract and retain high quality talent. We support employee well-being from multiple dimensions, including economic, health, development, and lifestyle with a comprehensive suite of compensation, benefits and flexible work options.

For the vast majority of SoundHound's employees, productivity is not tied to being in an office and collaboration can happen between people anywhere. SoundHound's modern approach to work gives our employees more flexibility to choose where and how to work. Depending on their role, many of our employees can choose their office location, as well as work from home some or all of the time. We believe this allows us to engage with a wider pool of talent and retain employees who want or need more flexibility.

Government Regulations

We are subject to various laws, regulations, and permitting requirements of federal, state, and local authorities, related to health and safety, consumer privacy, anti-corruption, export controls and AI-related regulations. The foregoing may include the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Export Administration Regulations, Money Laundering Control Act of 1986 and any other equivalent or comparable laws of other countries. We believe that we are in material compliance with all such laws, regulations, and permitting requirements.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to personal injuries sustained using our products and services, intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

Available Information

Our website is located at *www.soundhound.com*, and our investor relations website is located at *investors.soundhound.com*. Access to copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our Proxy Statements, and any amendments to these reports, is available via a link through our investor relations website, free of charge, after we file or furnish them with the SEC and they are available on the SEC's website. We also utilize our investor relations website to webcast our earnings calls and provide notifications of news or announcements regarding our business updates, financial performance and other items that may be material or of interest to our investors, including SEC filings, investor events, press releases and earnings releases. Further, corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, board committee charters, and code of ethics, is also available on our investor relations website. The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A.   Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this Annual Report, including our financial statements, the notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the following risks could have a material adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our securities could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our securities.

Summary

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors and the other reports and documents filed by us with the SEC.

Risks Related to our Business and Financial Condition

- We have generated substantial net losses and negative operating cash flows since inception and may never achieve or maintain profitability or generate positive cash flows;

- We may require additional capital to continue planned business operations but may not be able to obtain such capital when desired on favorable terms, if at all, or without dilution to our stockholders;

- Our operating results could be materially and adversely affected if it loses any of its largest customers due to concentration risk;

- The market in which we operate is highly competitive and rapidly changing and we may be unable to compete successfully;

- Adverse conditions in the Voice AI market or the global economy more generally could have adverse effects on our results of operations;

- We depend on skilled employees and the loss of one or more key members of our management team or personnel, or our failure to attract, integrate and retain additional personnel in the future, could harm our business and negatively affect our ability to successfully grow our business;

- Cybersecurity and data privacy incidents or breaches may damage client relations and adversely affect our operations;

- Our business is subject to a variety of domestic and international laws, rules, policies and other obligations, including data protection and anticorruption;

- Interruptions or delays in our services or services from data center hosting facilities or public clouds could impair the delivery of services and harm our business;

- We rely on third-party telecommunications and internet service providers, including connectivity to our cloud software, and any failure by these service providers to provide reliable services could cause us to lose customers and subject us to claims for credits or damages, among other things;

- Our customers rely on third-party telecommunications and internet service providers to provide them with access and connectivity to our cloud software, and changes in how telecommunication and internet service providers handle and charge for access to telecommunications and the internet could materially harm our customer relationships, business, financial condition and operations results;

- If we are unable to maintain and enhance our brand or reputation as an industry leader, our operating results may be adversely affected;

- Our acquisition of SYNQ3, Amelia and any potential future acquisitions or strategic transactions may not be accretive and may subject us to various risks that could adversely affect our business and for which we may not achieve the anticipated benefit of such a transaction;

- We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet its periodic reporting obligations and the trading price of our stock could be negatively affected.

Risks Related to our Intellectual Property and Technology

- Our use of open source technology could impose limitations on our ability to commercialize our software;

- Third parties have claimed in the past and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products or making our technologies available to our customers if such claims are successful;

- Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations;

Risks Related to our Securities and our Dual Class Common Stock Structure

- Our stock price and trading volume may fluctuate significantly;

- The requirements of being a public company may strain our resources and divert management's attention, and the increases in legal, accounting and compliance expenses may be greater than we anticipate;

- We have a dual class common stock structure that has the effect of concentrating voting control with the holders of our Class B Common Stock. Our Class B Common Stock has multiple votes per share and this ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A Common stock; and

Risks Related to U.S. and International Taxation

- Our ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

Risks Related to SoundHound's Business and Financial Condition

Our use and provision of AI-powered solutions could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.

Use and provision of AI, including generative AI, is a core part of our business. The use of generative AI, a relatively new and emerging technology in the early stages of commercial use, exposes us to additional risks, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. For example, generative AI has been known to produce false or "hallucinatory" inferences or output, and certain generative AI uses machine learning and predictive analytics, which can create inaccurate, incomplete or misleading output, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable. Accordingly, while AI-powered applications may help provide more tailored or personalized user experiences, if the content, analyses or recommendations that AI-powered solutions assist in producing on our products and services are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, our reputation, competitive position and business may be materially and adversely affected.

Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business.

Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI-powered software, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business.

Additionally, any content created by us using generative AI tools may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business and may affect our ability to develop our AI-powered platform innovations and features. For example, the output produced by generative AI tools may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. In addition, the use of AI has resulted in, and may in the future result in, cybersecurity breaches or incidents that implicate the personal data of users of AI-powered applications. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the generative AI tools used in our business, or if we experience cybersecurity breaches or incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that such utilization of AI will require additional resources, including the incurrence of additional costs, to develop and maintain our platform offerings, services and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI could adversely affect our business, financial condition and results of operations.

Regulatory and legislative developments related to the use of AI could adversely affect our use and provision of AI-powered solutions in our products, services and business.

As the regulatory framework for machine learning technology, generative AI and automated decision making evolves, our business, financial condition and results of operations may be adversely affected. The regulatory framework for AI and similar technologies, and automated decision making, is changing rapidly. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect our use and provision of AI-powered solutions in our products, services and business. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. In addition, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

For example, in Europe, the European Parliament formally enacted the European Union's Artificial Intelligence Act (the "AI Act"). The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the European Union. This framework seeks to categorize AI systems, based on the risks associated with such AI systems' intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. While the AI Act has only recently been enacted, there is a risk that our current or future AI-powered software or applications may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability or adversely affect our business. For example, the AI Act would prohibit certain uses of AI systems and place numerous obligations on providers and deployers of permitted AI systems, with heightened requirements based on AI systems that are considered high risk. If enacted in this form or a similar form, this regulatory framework is expected to have a material impact on the way AI is regulated in the European Union and beyond, and, together with developing regulatory guidance and judicial decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us and could adversely affect our business, financial condition and results of operations.

The market in which SoundHound operates is highly competitive and rapidly changing and SoundHound may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in the Voice AI market. The market for SoundHound's products and technologies is characterized by intense competition, evolving industry and regulatory standards, emerging business and distribution models, disruptive software technology developments, short product and service life cycles, price sensitivity on the part of customers, and frequent new product introductions, including alternatives to certain of SoundHound's products from other vendors which may be offered at significantly lower costs or free of charge. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of SoundHound's current and prospective customers. Furthermore, current or prospective customers may decide to develop competing products or to establish, strategic relationships with SoundHound's competitors.

Competition in the Voice AI market could adversely affect SoundHound's operating results by reducing the volume of the products and technologies SoundHound licenses or sells, the prices SoundHound can charge or the obligations of SoundHound to incur expenses or capital costs associated with the development, acquisition or promotion of new products or technologies. Some of SoundHound's current or potential competitors are large technology companies that have significantly greater financial, technical and marketing resources than SoundHound does, and others are smaller specialized companies that possess specialized expertise or regional focus and may have greater price flexibility than SoundHound does in connection with their business models. These competitors may be able to respond more rapidly than SoundHound can to new or emerging technologies or changes in customer requirements, or may decide to offer products at low or unsustainable cost to win new business or to retain their existing clients. They may also devote greater resources to the development, promotion and sale of their products than SoundHound does, and in certain cases may be able to include or combine their competitive products or technologies with other of their products or technologies in a manner whereby the competitive functionality is available at lower cost or free of charge within the larger offering. To the extent they do so, the penetration of SoundHound's products, and therefore its revenue, may be adversely affected. SoundHound's large competitors may also have greater access to customer data, which provides them with a competitive advantage in developing new products and technologies. SoundHound's success depends substantially upon its ability to enhance its products and technologies, to develop and introduce, on a timely and cost-effective basis, new products and technologies that meet changing customer requirements and incorporate technological enhancements, and to maintain SoundHound's alignment with the technologies and market strategies of its customers, which change and advance over time. If SoundHound is unable to develop new products and enhance functionalities or technologies to adapt to these changes and maintain SoundHound's alignment with its customers, its business will suffer.

Adverse conditions in the Voice AI market or the global economy more generally could have adverse effects on SoundHound's results of operations.

SoundHound's business depends on, and is directly affected by, the global Voice AI market, as well as the global economy more generally, including global economic trends affecting the automotive, internet of things ("IoT"), mobile application, call center, semiconductor device maker and restaurant and hospitality industries. For example, SoundHound's largest customers are currently in the automotive industry, and automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, tariffs, consumer confidence, fuel costs, fuel availability, environmental impact, union strikes, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Such factors may also negatively impact consumer demand for products, including automobiles, that incorporate or use SoundHound products or technologies. In addition, global production and sales trends can be affected by SoundHound's customers' ability to continue operating in response to challenging economic conditions, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of global automotive production, in particular, has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for SoundHound's products. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of a customer or the closure of a customer manufacturing facility, may result in a reduction in sales and production by SoundHound's customers, and could have a material adverse effect on SoundHound's business, results of operations and financial condition.

SoundHound's strategy to increase cloud connected and embedded products and technologies and expand the number of foreign languages SoundHound understands may adversely affect its near-term revenue growth and results of operations.

SoundHound has been and is continuing to develop new cloud-connected and embedded products and technologies. The design and development of new cloud-connected and embedded products and technologies and the addition of new languages will involve significant expense. SoundHound's research and development costs have greatly increased in recent years and, together with certain expenses associated with delivering SoundHound's connected services, are projected to continue to escalate in the near future. SoundHound may encounter difficulties with designing, developing, and releasing new cloud-connected and embedded components, as well as integrating these components with SoundHound's existing technologies. These development issues may further increase costs and may affect SoundHound's ability to innovate in a manner that allows SoundHound to remain competitive relative to its peers. As a result, SoundHound's strategy to incorporate more cloud-connected and embedded components may adversely affect its revenue growth and results of operations.

Pricing pressures from SoundHound's customers may adversely affect its results of operations.

SoundHound may experience pricing pressure from its customers in the future, including, relative to its automotive industry customers, pricing pressure resulting from the strong purchasing power of major OEMs SoundHound may be expected to quote fixed prices or be forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for SoundHound's work. Any price reductions could impact SoundHound's sales and profit margins. SoundHound's profitability is also influenced by its success in designing and marketing technological improvements in Voice AI systems. If SoundHound is unable to offset any price reductions in the future, its business, results of operations and financial condition would be adversely affected.

Currently, SoundHound's largest customers are OEMs, and while SoundHound invests effort and money seeking OEMs' validation of SoundHound's technology, and there can be no assurance that SoundHound will win or be able to renew its contracts with OEM customers, which could adversely affect SoundHound's results of operations.

Some of SoundHound's largest customers are currently OEMs and SoundHound invests effort and money in product research and development in relationship to SoundHound's OEM customers from the time an OEM or a "Tier 1" supplier to OEMs begins designing for an upcoming program through the date on which an OEM or Tier 1 supplier customer chooses SoundHound's technology to be incorporated directly or indirectly into one or more specific vehicle models to be produced by such customer. This selection process is known as a "design win." SoundHound could expend its resources on these and similar efforts without success. After a design win, a product or technology that did not receive the design win may not be able to displace the winner until the customer begins a new selection process because it is very unlikely that a customer will change complex technology until a product model is revamped. In addition, the company with the winning design may have an advantage with the customer going forward because of the established relationship between the winning company and such customer, which could make it more difficult for such company's competitors to win the designs for other service contracts. Even if SoundHound has an established relationship with a customer, any failure to perform under a service contract or innovate in response to their feedback may neutralize its advantage with that customer. If SoundHound fails to win a significant number of customer design competitions in the future or to renew a significant number of existing service contracts, SoundHound's operating results would be adversely affected. Moreover, to the extent SoundHound is unable to renew existing service contracts, this would negatively impact its revenue. The period of time from winning a contract to implementation is long and SoundHound is subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

SoundHound's products are technologically complex and incorporate many technological innovations. Prospective customers generally must make significant commitments of resources to test and validate SoundHound's products before including them in a product or vehicle. The development cycles of SoundHound's products with new customers are approximately six months to two years after a design win, depending on the customer and the complexity of the product. These development cycles result in SoundHound investing its resources in customers and customer products prior to realizing any revenues from the related customer contracts. Further, SoundHound is subject to the risk that a customer cancels or postpones implementation of SoundHound's technology, as well as that SoundHound will not be able to implement its technology successfully. Additionally, SoundHound's sales could be less than forecast if the product is unsuccessful, including for reasons unrelated to its technology. Long development cycles and product cancellations or postponements may adversely affect SoundHound's business, results of operations.

SoundHound's operating results could be materially and adversely affected if it loses any of its largest customers.

The loss of business from any of SoundHound's major customers, whether by lower overall demand for the products manufactured by its major customers, cancellation of existing contracts or the failure to award SoundHound new business, could have a material adverse effect on SoundHound's operating results. Alternatively, there is a risk that one or more of SoundHound's major customers could be unable to pay its invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer becomes subject to bankruptcy or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against SoundHound legally enforcing its obligations, it is likely that SoundHound will be forced to record a substantial loss. In addition, certain of SoundHound's customers that are tier 1 suppliers to the automotive industry exclusively sell to certain OEMs, including some of SoundHound's other customers. A bankruptcy of, or other significant disruption to, any of these OEMs could intensify any adverse impact on our business and results of operations.

During the year ended December 31, 2024, one customer accounted for 14% of SoundHound's total revenues. During the years ended December 31, 2023 and 2022, two and three customers accounted for the following approximate percentages of SoundHound's total revenues during the respective applicable period: 62% and 67%. Accounts receivable balances due from one customer totaled 23% of the Company's consolidated accounts receivable balance at December 31, 2024. Accounts receivable balances due from three customers collectively totaled 87% of the Company's consolidated accounts receivable balance at December 31, 2023. The unbilled receivables balances from two customers collectively totaled 74% of the Company's consolidated unbilled receivables balance at December 31, 2024. The unbilled receivables balances from three customers collectively totaled 86% of the Company's consolidated unbilled receivables balance at December 31, 2023.

In addition to upfront payments pursuant to professional services or custom engineering agreements, SoundHound generally enters into master service agreements with its largest customers and also provides them with engineering and custom services. Our largest current customers entered into master services agreements with SoundHound pursuant to which they are provided Houndify Cloud Services and, in some cases, associated services on an as-needed basis. The license fees that SoundHound receives under our master services agreements are either fixed minimum monthly hosting fees with overage charges based on usage, or determined based on the volume of products that our customers sell that utilize SoundHound technology. Our master services agreements generally renew automatically for one year terms and are terminable by the customer upon prior written notice of six months to one year.

Adverse economic conditions or reduced technology spending may adversely impact SoundHound's business.

Our business depends on the overall demand for technology and on the economic performance of our current and prospective customers. In general, worldwide economic conditions may remain unstable, including inflation, in particular in connection with the implementation of tariffs in the U.S. and abroad, and these conditions would make it difficult for our customers, prospective customers and us to forecast and plan future business activities accurately, and they could cause our customers or prospective customers to reevaluate their decision to purchase our features. Weak global economic conditions, changes in consumer behavior or a reduction in technology spending even if economic conditions stabilize, could adversely impact our business and results of operations in a number of ways, including longer sales cycles, lower demand or prices for our platform, fewer subscriptions and lower or no growth.

SoundHound's operating results may fluctuate significantly from period to period, and this may cause its stock price to decline.

SoundHound's operating results may fluctuate materially in the future. These fluctuations may cause SoundHound's results of operations to not meet the expectations of securities analysts or investors which would likely cause the price of its stock to decline. Factors that may contribute to fluctuations in operating results include:

- the volume, timing and fulfillment of large customer contracts;

- renewals of existing customer contracts and wins of new customer programs;

- increased expenditures incurred pursuing new product or market opportunities;

- receipt of royalty reports;

- fluctuating sales by SoundHound's customers to their end-users;

- contractual counterparties failing to meet their contractual commitments to SoundHound;

- introduction of new products by SoundHound or its competitors;

- cybersecurity or data breaches;

- reduction in the prices of SoundHound's products in response to competition, market conditions or contractual obligations;

- increased costs to raise cash in the market place, including increased borrowing costs as a result of inflation and tariffs;

- accounts receivable that are not collectible;

- higher than anticipated costs related to fixed-price contracts with SoundHound's customers;

- change in costs due to regulatory or trade restrictions;

- expenses incurred in litigation matters, whether initiated by SoundHound or brought by third-parties against SoundHound, and settlements or judgments it is required to pay in connection with disputes; and

- general economic trends as they affect the customer bases into which SoundHound and its customers sell and operate.

Due to the foregoing factors, among others, SoundHound's revenue and operating results may fluctuate significantly from period to period. SoundHound's expense levels are based in significant part on its expectations of future revenue, and SoundHound may not be able to reduce its expenses quickly to respond to near-term shortfalls in projected revenue. Therefore, SoundHound's failure to meet revenue expectations would seriously harm its operating results, financial condition, and cash flows.

SoundHound depends on skilled employees and could be impacted by a shortage of critical skills.

Much of SoundHound's future success depends on the continued service and availability of skilled employees, particularly with respect to technical areas. Skilled and experienced personnel in the areas where SoundHound competes are in high demand, and competition for their talents is intense. Many of SoundHound's key employees receive a total compensation package that includes equity awards. New regulations or volatility in the stock market could diminish SoundHound's use, and the value, of its equity awards. This would place SoundHound at a competitive disadvantage in attracting qualified personnel or force it to offer more cash compensation.

Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit SoundHound's growth.

The confidentiality and security of SoundHound's information, and that of third parties, is critical to SoundHound's business. SoundHound's services involve the transmission, use, and storage of customers' and their customers' information, which may be confidential or contain personally identifiable information. Any cybersecurity or data privacy incidents could have a material adverse effect on SoundHound's results of operations and financial condition. While SoundHound maintains a broad array of information security and privacy measures, policies and practices, its networks may be breached through a variety of means, resulting in someone obtaining unauthorized access to SoundHound's information, to information of SoundHound's customers or their customers, or to SoundHound's intellectual property; disabling or degrading service; or sabotaging systems or information. In addition, hardware, software, systems, or applications SoundHound develops or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to SoundHound's systems or facilities, or those of third parties with whom SoundHound does business, through fraud or other forms of deceiving SoundHound's employees, contractors, and vendors. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, SoundHound may be unable to anticipate these techniques or to implement adequate preventative measures. SoundHound will continue to incur significant costs to continuously enhance its information security measures to defend against the threat of cybercrime. Any cybersecurity or data privacy incident or breach may result in:

- loss of revenue resulting from the operational disruption;

- loss of revenue or increased bad debt expense due to the inability to invoice properly or to customer dissatisfaction resulting in collection issues;

- loss of revenue due to loss of customers;

- material remediation costs to recreate or restore systems;

- material investments in new or enhanced systems in order to enhance SoundHound's information security posture;

- cost of incentives offered to customers to restore confidence and maintain business relationships;

- reputational damage resulting in the failure to retain or attract customers;

- costs associated with potential litigation or governmental investigations;

- costs associated with any required notices of a data breach;

- costs associated with the potential loss of critical business data;

- difficulties enhancing or creating new products due to loss of data or data integrity issues; and

- other consequences of which SoundHound is not currently aware but would discover through the process of remediating any cybersecurity or data privacy incidents or breaches that may occur.

SoundHound's business is subject to a variety of domestic and international laws, rules, policies and other obligations, including data protection and anticorruption.

SoundHound is subject to U.S. and international laws and regulations in multiple areas, including data protection, anticorruption, labor relations, tax, foreign currency, anti-competition, import, export and trade regulations, and SoundHound is subject to a complex array of federal, state and international laws relating to the collection, use, retention, disclosure, security and transfer of personally identifiable information. In many cases, these laws apply not only to transfers between unrelated third-parties but also to transfers between SoundHound and its subsidiaries. Many jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. The European Commission adopted the European General Data Protection Regulation (the "GDPR"), which went into effect on May 25, 2018. In addition, California adopted significant new consumer privacy laws that became effective beginning in January 2020. Complying with the GDPR and other requirements may cause SoundHound to incur substantial costs and may require it to change our business practices.

Additionally, China has recently implemented new regulation pertaining to cybersecurity and the protection of personal information, including the Data Security Law which took effect in September 2001 and the Personal Information Protection Law which took effect in November 2021. Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with cybersecurity and data security legislation could significantly increase the cost to SoundHound of carrying out its business in China, require significant changes to its operations or even prevent SoundHound from providing certain service offerings in jurisdictions in which SoundHound currently operates or in which it may operate in the future.

Despite SoundHound's efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that SoundHound's practices, offerings or platform could fail to meet all of the requirements imposed on SoundHound by legislation relating to cybersecurity, data security and/or related implementing regulations. Any failure on SoundHound's part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage SoundHound's reputation, discourage new and existing counterparties from contracting with SoundHound or result in investigations, fines, suspension or other penalties and private claims or litigation, any of which could materially adversely affect SoundHound's business, financial condition and results of operations. Even if SoundHound's practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm its reputation and brand and adversely affect its business, financial condition and results of operations. Moreover, the legal uncertainty created by certain of these laws, including the Data Security Law, and recent government actions could materially adversely affect its ability, on favorable terms, to raise capital. Compliance with data security and personal information protection laws, may result in additional expenses to SoundHound and subject it to negative publicity, which could harm SoundHound's reputation among users and negatively affect the trading price of its shares in the future. Furthermore, SoundHound's data transfer policies may be subject to additional compliance requirement and regulatory burdens, and SoundHound may be required to make further adjustments to its business practices to comply with the interpretation and implementation of such laws, which may increase our compliance costs and adversely affect our operating results.

Any failure by SoundHound, its customers or other parties with whom SoundHound does business to comply with its privacy policy or with federal, state or international privacy-related or data protection laws and regulations could result in proceedings against SoundHound by governmental entities or others. Any alleged or actual failure to comply with applicable privacy laws and regulations may:

- cause SoundHound's customers to lose confidence in its solutions;

- harm SoundHound's reputation;

- expose SoundHound to litigation, regulatory investigations and to resulting liabilities including reimbursement of customer costs, damages penalties or fines imposed by regulatory agencies; and

- require SoundHound to incur significant expenses for remediation.

SoundHound is also subject to a variety of anticorruption laws in respect of its international operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Canadian Corruption of Foreign Public Officials Act, and regulations issued by the U.S. Customs and Border Protection, the U.S. Bureau of Industry and Security, the U.S. Treasury Department's Office of Foreign Assets Control, and various other foreign governmental agencies. SoundHound cannot predict the nature, scope or effect of future regulatory requirements to which its international operations might be subject or the manner in which existing laws might be administered or interpreted. Actual or alleged violations of these laws and regulations could lead to enforcement actions and financial penalties that could result in substantial costs.

Because a significant portion of SoundHound's revenues are derived, and a significant portion of its research and development activities are based, outside the United States, its results could be harmed by economic, political, regulatory, foreign currency fluctuations and other risks associated with these international regions.

Because SoundHound operates worldwide, its business is subject to risks associated with doing business internationally. SoundHound currently generates most of its international revenue in Europe and Asia, and SoundHound anticipates that revenue from international operations could increase in the future. SoundHound conducts a significant portion of the development of its voice recognition and natural language understanding solutions in Canada, Germany, Japan and China. SoundHound is exposed to fluctuating exchange rates of foreign currencies including the euro, British pound, Canadian dollar, Chinese RMB, Japanese yen, Indian rupee and South Korean won. Accordingly, SoundHound's future results could be harmed by a variety of factors associated with international sales and operations, including:

- adverse political and economic conditions, or changes to such conditions, in a specific region or country;

- trade protection measures, including tariffs and import/export controls, imposed by the United States and/or by other countries or regional authorities such as China, Canada or the European Union;

- the impact on local and global economies of the United Kingdom leaving the European Union;

- changes in foreign currency exchange rates or the lack of ability to hedge certain foreign currencies;

- compliance with laws and regulations in many countries and any subsequent changes in such laws and regulations;

- geopolitical turmoil, including terrorism and war;

- changing data privacy regulations and customer requirements to locate data centers in certain jurisdictions;

- evolving restrictions on cross-border investment, including recent enhancements to the oversight by the Committee on Foreign Investment in the United States pursuant to the Foreign Investment Risk Preview Modernization Act and substantial restrictions on investment from China;

- changes in applicable tax laws;

- difficulties in staffing and managing operations in multiple locations in many countries;

- longer payment cycles of foreign customers and timing of collections in foreign jurisdictions; and

- less effective protection of intellectual property than in the United States.

Interruptions or delays in SoundHound's services or services from data center hosting facilities or public clouds could impair the delivery of its services and harm its business.

Because SoundHound's services are complex and incorporate a variety of third-party hardware and software, its services may have errors or defects that could result in unanticipated downtime for its customers and harm to its reputation and its business. SoundHound has from time to time, found defects in its services, and new errors in its services may be detected in the future. In addition, SoundHound currently serves its customers from data center hosting facilities or third-party public clouds SoundHound directly manages. Any damage to, or failure of, the systems and facilities that serve SoundHound's customers in whole or in part could result in interruptions in its service. Interruptions in SoundHound's service may reduce its revenue, cause SoundHound to issue credits or pay service level agreement penalties, cause customers to terminate their on-demand services, and adversely affect SoundHound's renewal rates and its ability to attract new customers.

SoundHound is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. SoundHound can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. SoundHound also expects its non-U.S. activities to increase in time.

SoundHound's business is subject to risks, expenses and uncertainties associated with selling its solutions in locations outside the United States that could adversely affect its operating results.

During the years ended December 31, 2024, 2023 and 2022, SoundHound derived approximately 45%, 85% and 89%, respectively, of its revenues from customers located in countries outside the United States, and SoundHound plans to increase its international operations in the future. Accordingly, SoundHound expects to increasingly face significant operational risks and expenses from doing business internationally.

SoundHound's international operating results may be affected by volatility in currency exchange rates and its ability to effectively manage its currency transaction risks. SoundHound would incur currency transaction risks if SoundHound were to enter into either a purchase or a sale transaction using a different currency from the currency in which SoundHound reports revenue. In such cases, SoundHound may suffer an exchange loss because SoundHound does not currently engage in currency swaps or other currency hedging strategies to address this risk. As SoundHound realizes its strategy to expand internationally, its exposure to currency risks may increase. Given the volatility of exchange rates, SoundHound can give no assurance that it will be able to effectively manage its Currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on its results of operations.

Other risks and uncertainties SoundHound faces from its global operations include, but are not limited to:

- difficulties in staffing and managing foreign operations;

- limited protection for the enforcement of contract and intellectual property rights in certain countries where SoundHound may sell SoundHound's solutions or work with suppliers or other third parties;

- potentially longer sales and payment cycles and potentially greater difficulties in collecting accounts receivable;

- costs and difficulties of customizing solutions for foreign countries;

- challenges in providing solutions across a significant distance, in different languages and among different cultures;

- laws and business practices favoring local competition;

- being subject to a wide variety of complex foreign laws, treaties and regulations and adjusting to any unexpected changes in such laws, treaties and regulations;

- specific and significant regulations, including, but not limited to, the European Union's GDPR, which imposes compliance obligations on companies who possess and use data of EU residents;

- differences in analysis of regulatory, legal and tax issues across various countries, such as different interpretations of antitrust and competition laws;

- uncertainty and resultant political, financial and market instability arising from the United Kingdom's exit from the European Union;

- compliance with U.S. laws affecting activities of U.S. companies abroad, including the U.S. Foreign Corrupt Practices Act;

- uncertainties related to geopolitical risks, including the relationship between the U.S. government and the government of other nations;

- tariffs, trade barriers and other regulatory or contractual limitations on SoundHound's ability to sell or develop its solutions in certain foreign markets;

- operating in countries with a higher incidence of corruption and fraudulent business practices;

- changes in regulatory requirements, including export controls, tariffs and embargoes, other trade restrictions, competition, corporate practices and data privacy concerns;

- potential adverse tax consequences arising from global operations;

- seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and at year-end globally;

- rapid changes in government, economic and political policies and conditions; and

- political or civil unrest or instability, terrorism or epidemics or pandemics and other similar outbreaks or events.

SoundHound's failure to effectively manage the risks and uncertainties associated with its existing and planned global operations could limit the future growth of its business and adversely affect its operating results.

SoundHound relies on third-party telecommunications and internet service providers, including connectivity to its cloud software, and any failure by these service providers to provide reliable services could cause SoundHound to lose customers and subject it to claims for credits or damages, among other things.

SoundHound relies on services from third-party telecommunications providers in order to provide services to its customers and their customers, including telephone numbers. In addition, SoundHound depends on its internet bandwidth suppliers to provide uninterrupted and error-free service through their networks. SoundHound exercises little control over these third-party providers, which increases its vulnerability to problems with the services they provide.

When problems occur, it may be difficult to identify the source of the problem. Service disruption or outages, whether caused by SoundHound's service, the products or services of SoundHound's third-party service providers, or SoundHound's customers' or their customers' equipment and systems, may result in loss of market acceptance of its products and technologies and any necessary remedial actions may force it to incur significant costs and expenses.

If any of these service providers fail to provide reliable services, suffer outages, degrade, disrupt, increase the cost of or terminate the services that SoundHound and its customers depend on, SoundHound may be required to switch to another service provider. Delays caused by switching SoundHound's technology to another service provider, if available, and qualifying this new service provider could materially harm its operating results. Further, any failure on the part of third-party service providers to achieve or maintain expected performance levels, stability and security could harm SoundHound's relationships with its customers, cause it to lose customers, result in claims for credits or damages, increase its costs or the costs incurred by its customers, damage its reputation, significantly reduce customer demand for its products and technologies and seriously harm its and operating results.

SoundHound's customers rely on third-party telecommunications and internet service providers to provide them with access and connectivity to SoundHound's cloud software, and changes in how telecommunication and internet service providers handle and charge for access to telecommunications and the internet could materially harm SoundHound's customer relationships, business, financial condition and operations results.

SoundHound's customers must have access to wireless telecommunications and/or broadband internet access services in order to use certain of its products and certain of its offerings require substantial capacity to operate effectively. In the United States, wireless telecommunications and internet access services are provided by relatively few companies that, depending on the geographic area, have market power over such offerings. It is possible that these companies could charge SoundHound, its customers, or both fees to guarantee a service amount of capacity, or for quality of wireless telecommunications and broadband internet access services, that could advantage SoundHound's competitors by degrading, disrupting, limiting, or otherwise restricting the use of infrastructure required to support SoundHound's services. These providers likely have the ability to increase SoundHound's rates, SoundHound's customers' rates, or both for wireless telecommunications and/or broadband internet access services which may increase the cost of SoundHound's products and technologies making its products and technologies less competitive or decreasing SoundHound's profit margins.

SoundHound's plans to expand upon and establish new public cloud-based data centers for its U.S. and international operations may be unsuccessful and may present execution and competitive risks.

SoundHound plans to expand upon and establish new public cloud deployments in the future to facilitate its platform in the U.S. and certain international markets. SoundHound may partner with one or more third-parties to develop, test and deploy its technology to offer a full stack of products on the public cloud in the U.S. and certain international markets. SoundHound's public cloud-based platform offering is critical to developing and providing its products to its customers, scaling its business for future growth, accurately maintaining data and otherwise operating its business. Infrastructure buildouts on the public cloud are complex, time-consuming and may involve substantial expenditures. In addition, the implementation of public cloud-based data centers involves risks, including loss of information and potential disruption to SoundHound's normal operations. Deficiencies in the design, implementation or maintenance of the cloud-based data centers could materially harm SoundHound's business.

As SoundHound considers approaches for expanding internationally, government regulation protecting the non-discriminatory provision of internet access may be nascent or non-existent. In those markets where regulatory safeguards against unreasonable discrimination are nascent or non-existent and where local network operators possess substantial market power, SoundHound could experience anti-competitive practices that could impede its growth, cause it to incur additional expenses or otherwise harm its business. Future regulations or changes in laws and regulations or their existing interpretations or applications could also hinder SoundHound's operational flexibility, raise compliance costs and result in additional liabilities for SoundHound, which may harm its business.

Sales to customers outside the United States or customers with international operations and SoundHound's international sales efforts and operations expose it to risks inherent in international sales and operations.

An element of SoundHound's growth strategy is to expand its international sales efforts and develop a worldwide customer base. SoundHound's international expansion may not be successful and may not produce the return on investment it expects.

SoundHound's international subsidiaries employ workers primarily in Canada, Germany, France and India. Operating in international markets requires significant resources and management attention and subjects it to intellectual property, regulatory, economic and political risks that are different from those in the United States. As SoundHound increases its international sales efforts it will face risks in doing business internationally that could harm its business, including:

- the need to establish and protect SoundHound's brand in international markets;

- the need to localize and adapt SoundHound's products for specific countries, including translation into foreign languages and associated costs and expenses;

- difficulties in staffing and managing foreign operations, particularly hiring and training qualified sales and service personnel;

- the need to implement and offer customer care in various languages;

- different pricing environments, longer sales and accounts receivable payment cycles and collections issues;

- weaker protection for intellectual property and other legal rights than in the U.S. and practical difficulties in enforcing intellectual property and other rights outside of the U.S.;

- privacy and data protection laws and regulations that are complex, expensive to comply with and may require that customer data be stored and processed in a designated territory;

- increased risk of piracy, counterfeiting and other misappropriation of SoundHound's intellectual property in its locations outside the U.S.;

- new and different sources of competition;

- general economic conditions in international markets;

- fluctuations in the value of the U.S. dollar and foreign currencies, which may make SoundHound's products more expensive in other countries or may increase its costs, impacting its operating results when translated into U.S. dollars;

- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, telecommunications and telemarketing laws and regulations;

- increased risk of international telecom fraud;

- laws and business practices favoring local competitors;

- compliance with laws and regulations applicable to foreign operations and cross border transactions, including the Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws, supply chain restrictions, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on SoundHound's ability to sell its products in certain foreign markets, and the risks and costs of non-compliance;

- increased financial accounting and reporting burdens and complexities;

- restrictions or taxes on the transfer of funds;

- adverse tax consequences; and

- unstable economic and political conditions and potential accompanying shifts in laws and regulations.

These risks could harm SoundHound's international operations, increase its operating costs and hinder its ability to grow its international business and, consequently, its overall business and results of operations.

In addition, compliance with laws and regulations applicable to SoundHound's international operations increases its cost of doing business outside the United States. SoundHound may be unable to keep current with changes in foreign government requirements and laws as they change from time to time, which often occurs with minimal or no advance notice. Failure to comply with these regulations could harm its business. In many countries outside the United States, it is common for others to engage in business practices that are prohibited by SoundHound's internal policies and procedures or United States or international regulations applicable to it. Although SoundHound has implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of its employees, contractors, strategic partners and agents will comply with these laws and policies. Violations of laws or key control policies by SoundHound's employees, contractors, strategic partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, delays in filing financial reports required as a public company, penalties, or prohibitions on selling its products, any of which could harm its business.

Tax matters may cause significant variability in SoundHound's operating results and may impact its overall financial condition.

SoundHound's businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If SoundHound's effective tax rate increases, its operating results and cash flow could be adversely affected. SoundHound's effective income tax rate can vary significantly between periods due to a number of complex factors including:

- projected levels of taxable income;

- pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates;

- increases or decreases to valuation allowances recorded against deferred tax assets;

- tax audits conducted and settled by various tax authorities;

- adjustments to income taxes upon finalization of income tax returns;

- the ability to claim foreign tax credits;

- the repatriation of non-U.S. earnings for which SoundHound has not previously provided for income taxes; and

- changes in tax laws and their interpretations in countries in which SoundHound is subject to taxation.

SoundHound regularly evaluates the need for a valuation allowance on deferred tax assets, considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. This analysis is heavily dependent upon SoundHound's current and projected operating results.

A decline in future operating results could provide substantial evidence that a full or partial valuation allowance for deferred tax assets is necessary. This could have a material adverse effect on SoundHound's results of operations and financial condition.

Forecasts of SoundHound's market and market growth may prove to be inaccurate, and even if the markets in which it competes achieve the forecasted growth, there can be no assurance that its business will grow at similar rates, or at all.

Growth forecasts described in this Annual Report relating to SoundHound's market opportunities, including in the Voice AI market and adjacent markets, and the expected growth thereof, are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets meet its size estimate and experience the forecasted growth, it may not grow its business at a similar rate, or at all. Its growth is subject to many factors, including its success in implementing its business strategy and ability to penetrate adjacent markets, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this Annual Report should not be taken as indicative of its future growth.

If SoundHound is unable to acquire new customers, its operating results will be harmed. Likewise, potential customer turnover in the future, or costs it incurs to retain its existing customers, could materially and adversely affect its operating results.

SoundHound's success depends on its ability to acquire new customers in new and existing verticals, and in new and existing geographic markets. If SoundHound is unable to attract a sufficient number of new customers, it may be unable to reduce gross margins at desired rates and its operating results may suffer. The Voice AI market is competitive and many of SoundHound's competitors have substantial financial, personnel and other resources that they utilize to develop solutions and attract customers. As a result, it may be difficult for us to add new customers to SoundHound's existing customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact SoundHound's ability to acquire new customers include the perceived need for Voice AI-enabled products or Voice AI services, the size of prospective customers' budgets for Voice AI, the utility and efficacy of SoundHound's existing and new products, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on operating results.

If SoundHound does not successfully anticipate market needs, enhance its existing products, execute on delivering quality products and services, or develop new products and services that meet those needs on a timely basis, it may not be able to compete effectively and its ability to generate revenues will suffer.

SoundHound cannot guarantee that it will be able to anticipate future market needs and opportunities or be able to develop product and service enhancements or new products and services to meet such needs or opportunities in a timely manner, if at all. Even if SoundHound is able to anticipate, develop and commercially introduce enhancements and new products and services, there can be no assurance that enhancements or new products and services will achieve widespread market acceptance.

New products, as well as enhancements to its existing products, could fail to attain sufficient market acceptance for many reasons, including:

- delays in releasing new products, or product enhancements;

- failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

- defects in its products, errors or failures of its products;

- negative publicity or perceptions about the performance or effectiveness of products;

- introduction or anticipated introduction of competing products or technologies by its competitors; and

- installation, configuration or usage errors by its customers.

If SoundHound fails to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm its business, financial condition and results of operations.

If SoundHound spends significant time and effort on research and development and is unable to generate an adequate return on its investment, its results of operations may be materially and adversely affected.

SoundHound's business model is predicated, in part, on maintaining a customer base that will generate a recurring stream of revenues. If that recurring stream of revenues is not maintained or does not increase as expected, or if SoundHound's business model changes as the industry evolves, its operating results may be adversely affected.

SoundHound's business model is dependent, in part, on its ability to maintain and increase a customer base that generates recurring revenues. Existing and future customers of SoundHound's products, technologies and systems may not purchase its subscriptions for its proprietary products or enter into service contracts with SoundHound at the same rate at which customers currently purchase those subscriptions or enter into service contracts with us. If SoundHound's current and future customers purchase a lower volume of subscriptions for SoundHound's proprietary products or do not continue entering into service contracts with us, SoundHound's recurring revenue stream relative to its total revenues would be reduced and its operating results would be adversely affected.

SoundHound's brand, reputation and ability to attract, retain and serve its customers are dependent in part upon the reliable performance of its products and technologies. If SoundHound is unable to maintain and enhance its brand or reputation as an industry leader, its operating results may be adversely affected.

SoundHound's brand, reputation and ability to attract, retain and serve its customers are dependent in part upon the reliable performance of, and the ability of its existing customers and new customers to access and use, its solutions, including real-time analytics and intelligence.

Interruptions in SoundHound's systems or the third-party systems on which SoundHound and its products rely, whether due to system failures, computer viruses, physical or electronic break-ins, or other factors, could affect the security or availability of our products, network infrastructure, cloud infrastructure and website.

Problems with the reliability or security of SoundHound's systems could harm its reputation. Damage to SoundHound's reputation and the cost of remedying these problems could negatively affect its business, financial condition, and operating results. Additionally, SoundHound's third-party hosting suppliers in certain instances may have no obligations to renew their agreements with us on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party at any time. If SoundHound is unable to maintain, renew, or expand its agreements with these providers on commercially reasonable terms, it may experience costs or downtime as it transitions its operations.

Any disruptions or other performance problems with its products could harm SoundHound's reputation and business and may damage its customers' businesses. Interruptions in its service delivery might reduce SoundHound's revenue, cause SoundHound to issue credits to customers, subject us to potential liability and cause customers not to renew their subscription purchases of its products, which eventually adversely affected SoundHound's operating results.

We may engage in future acquisitions or strategic transactions which may require us to seek additional financing or financial commitments, increase our expenses and/or present significant distractions to our management.

In January 2024, we completed our acquisition of SYNQ3 and in August 2024, we completed our acquisition of Amelia and we continue to actively evaluate opportunities to grow and enhance our business and technologies. In the event we engage in an acquisition or other strategic transaction, including by making an investment in another company, we may need to acquire additional financing. Obtaining financing through the issuance or sale of additional equity and/or debt securities, if possible, may not be at favorable terms and may result in additional dilution to our current stockholders.

Additionally, any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, an acquisition or strategic transaction, may entail numerous operational and financial risks, including the risks outlined above and additionally:

- exposure to unknown financial or product liabilities;

- disruption of our business and diversion of our management's time and attention in order to develop acquired products or technologies;

- higher than expected acquisition and integration costs;

- write-downs of assets or goodwill or impairment charges;

- increased amortization expenses;

- difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel which may result in reorganizations and reductions in force;

- impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

- inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

If intangible assets and goodwill that we recorded in connection with our acquisitions, including our SYNQ3 and Amelia acquisitions, become impaired, we may have to take significant charges against earnings, which would have a negative impact on our financial condition and results of operations.

We record goodwill and intangible assets at fair value upon the acquisition of a business. Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. Under generally accepted accounting principles in the United States, we must assess, at least annually and potentially more frequently, whether the value of indefinite-lived intangible assets and goodwill have been impaired. Intangible assets and goodwill will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of intangible assets and goodwill will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders' equity in future periods.

Our acquisitions expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.

As a part of our growth strategy, we have made and may continue to make selected acquisitions of complementary products and/or businesses. Any acquisition involves numerous risks and operational, financial, and managerial challenges, including the following, any of which could adversely affect our business, financial condition, or results of operations:

- difficulties in integrating new operations, technologies, products, and personnel;

- problems maintaining uniform procedures, controls and policies with respect to our financial accounting systems;

- lack of synergies or the inability to realize expected synergies and cost-savings;

- difficulties in managing geographically dispersed operations, including risks associated with entering foreign markets in which we have no or limited prior experience;

- underperformance of any acquired technology, product, or business relative to our expectations and the price we paid;

- negative near-term impacts on financial results after an acquisition, including acquisition-related earnings charges and contingent acquisition liabilities related to earnout payments or otherwise;

- the potential loss of key employees, customers, and strategic partners of acquired companies;

- claims by terminated employees and shareholders of acquired companies or other third parties related to the transaction;

- the assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of our cash;

- the issuance of equity securities to finance or as consideration for any acquisitions that dilute the ownership of our stockholders (which in the case of certain of our prior acquisitions were significant);

- the issuance of equity securities to finance or as consideration for any acquisitions may not be an option if the price of our common stock is low or volatile which could preclude us from completing any such acquisitions;

- diversion of management's attention and company resources from existing operations of the business;

- inconsistencies in standards, controls, procedures, and policies;

- the impairment of intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies;

- assumption of, or exposure to, historical liabilities of the acquired business, including unknown contingent or similar liabilities, including product liability, that are difficult to identify or accurately quantify; and

- risks associated with acquiring intellectual property, including potential disputes regarding acquired companies' intellectual property.

In addition, the successful integration of acquired businesses requires significant efforts and expense across all operational areas, including sales and marketing, research and development, finance, legal, and information technologies. There can be no assurance that any of the acquisitions we may make will be successful or will be, or will remain, profitable or accretive. Our failure to successfully address the foregoing risks may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

The integration of our acquisitions, and in particular, our acquisition of SYNQ3 and Amelia, may result in significant accounting charges that adversely affect the financial results of our company.

The financial results of our company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our acquisitions. In addition to the anticipated cash charges, costs associated with the amortization of intangible assets are expected. The price of our common stock could decline to the extent our financial results are materially affected by the foregoing charges or if the foregoing charges are larger than anticipated.

Our acquisitions may result in unexpected consequences to our business and results of operations.

Although we believe that our recently acquired businesses will generally be subject to risks similar to those to which we are subject to in our existing operations, we may not have discovered all risks applicable to these businesses during the due diligence process. Some of these risks could produce unexpected and unwanted consequences for us. Undiscovered risks may result in us incurring financial liabilities, which could be material and have a negative impact on our business operations.

Failure to realize the benefits expected from our recent acquisitions could adversely affect the value of our common stock.

The success of our recent acquisitions will depend, in part, on our ability to:

- integrate SYNQ3's and Amelia's customer bases and capitalize on our cross-selling opportunities;

- realize cost savings from reduced back-office and infrastructure expenses, eliminate duplicative company and management structure costs;

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- operate our combined businesses efficiently, achieve the strategic operating objectives for our business and realize significant cost savings and synergies;

- realize the attractive risk-adjusted equity returns from our acquisitions for our stockholders; and

- capitalize on the embedded and/or underexploited expansion opportunities offered by our acquisitions that we can expand upon.

However, to realize the anticipated benefits of our acquisitions we must successfully integrate their businesses in a manner that permits those benefits and cost savings to be realized. Although we expect benefits to result from these acquisitions, there can be no assurance that we will be able to successfully realize these benefits. The challenges involved in this integration will be complex and time consuming and may require a disproportionate amount of resources and management attention and could result in the loss of valuable employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures, practices, and policies that could adversely impact our operations. If we do not successfully manage these and related issues and challenges, we may not achieve the anticipated benefits of these acquisitions and our revenue, expenses, operating results, financial condition and stock price could be materially adversely affected.

SoundHound has generated substantial net losses and negative operating cash flows since its inception and may continue to do so for the foreseeable future.

To date, SoundHound has generated substantial net losses and negative cash flows from operating activities. SoundHound may continue to have net losses and negative operating cash flows as SoundHound continues to invest in its development activities, and in sales and marketing. SoundHound also expects to incur the incremental costs of operating as a public company, contributing to SoundHound's losses and operating uses of cash. SoundHound's costs may also increase due to such factors as higher than anticipated financing and other costs; increases in the costs of labor or infrastructure, in particular following the implementation of the restructuring plan; and major incidents or catastrophic events. If any of these or similar factors occur, SoundHound's net losses and accumulated deficit could increase significantly and the price of shares of its common stock could decline.

SoundHound may require additional capital to continue its planned business operations but may not be able to obtain such capital when desired on favorable terms, if at all, or without dilution to its stockholders.

Even though the total unrestricted cash and cash equivalents on hand as of December 31, 2024 was $198.2 million, SoundHound may require additional capital to continue its planned business operations. SoundHound anticipates that current cash, cash equivalents, cash provided by operating activities and funds available through SoundHound's at-the-market offering program (ATM program), will not be sufficient to meet its future capital needs. SoundHound will need additional financing to execute on its current or future business strategies, including to:

- potentially hire additional software engineers, sales and marketing professionals, and other personnel as needed following implementation of the restructuring plan;

- develop new or enhance existing products and services;

- enhance SoundHound's operating infrastructure;

- acquire complementary businesses or technologies; or

- otherwise respond to competitive pressures.

If SoundHound raises additional funds through the issuance of equity, including its ATM Program, or convertible debt securities, the percentage ownership of its stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. SoundHound cannot assure you that additional financing will be available on terms favorable to SoundHound, or at all, particularly in light of inflationary pressures and resulting increases in the cost of borrowing. If adequate funds are not available or are not available on acceptable terms, if and when needed, SoundHound's ability to fund its operations, take advantage of unanticipated opportunities, develop or enhance its products, or otherwise respond to competitive pressures would be significantly limited.

The loss of one or more key members of SoundHound's management team or personnel, or its failure to attract, integrate and retain additional personnel in the future, could harm its business and negatively affect its ability to successfully grow its business.

SoundHound is highly dependent upon the continued service and performance of the key members of SoundHound's management team and other personnel. The loss of any of these individuals, each of whom is "at will" and may terminate his or her employment relationship with us at any time, could disrupt SoundHound's operations and significantly delay or prevent the achievement of our business objectives.

Additionally, if any of SoundHound's key management team members or other employees were to leave, SoundHound could face substantial difficulty in hiring qualified successors, particularly with consideration to our recent reduction in force related to our restructuring plan and could experience a loss in productivity while any successor obtains the necessary training and experience. Although SoundHound has arrangements with some of its executive officers designed to promote retention, its employment relationships are generally at-will and SoundHound has had key employees leave in the past. SoundHound cannot assure you that one or more key employees will not leave in the future. SoundHound intends to continue to hire additional highly qualified personnel, including research and development and operational personnel, as needed (with consideration to our restructuring plan) but may not be able to attract, assimilate or retain qualified personnel in the future or may be required to pay increased compensation in order to do so. Any failure to attract, integrate, motivate and retain such employees could harm SoundHound's business or impair our ability to timely meet business goals and objectives.

The Company has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future, which may result in material misstatements of the Company's consolidated financial statements or cause the Company to fail to meet its periodic reporting obligations and the trading price of our stock could be negatively affected.

As a public company, we are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.

Pursuant to SEC rules and regulations, our management is required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Annually, we perform activities that include reviewing, documenting and testing our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our common stock. This could result in significant expenses to remediate any internal control deficiencies and lead to a decline in our stock price.

We identified material weaknesses in internal control over financial reporting as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The Company did not maintain an effective control environment as it lacked sufficient oversight of activities related to its internal control over financial reporting due to a lack of appropriate level of experience and training commensurate with its financial reporting requirements. Further, due to rapid business growth, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting, which resulted in the Company, including the SYNQ3 and Amelia entities which were acquired during 2024, not designing and maintaining effective controls related to substantially all accounts and disclosures. These material weaknesses contributed to the following additional material weaknesses as of December 31, 2024:

- The Company did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the accounting for complex financing transactions and acquisitions.

- The Company did not design and maintain effective controls to verify appropriate segregation of duties, including assessment of incompatible duties, identification of instances where incompatible duties were assigned to an individual, and addressing conflicts on a timely basis.

- The Company did not design and maintain effective controls over certain information technology (IT) general controls over information systems that are relevant to the preparation of the Company's financial statements. Specifically, the Company did not design and maintain: (i) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (ii) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; and (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored.

The material weaknesses related to the control environment, risk assessment and the accounting for certain non-routine, unusual or complex transactions resulted in the revision of the consolidated financial statements as of and for the periods ended September 30, 2022, December 31, 2022, March 31, 2023, June 30, 2023, immaterial errors related to SYNQ3 and Amelia acquisitions during the year ended December 31, 2024 and immaterial errors in various accounts during the interim and annual periods during 2023 and 2024. The material weaknesses related to segregation of duties and IT general controls did not result in a misstatement to our annual or interim consolidated financial statements. Additionally, the material weaknesses could result in misstatements to substantially all of our accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected.

Effective internal control over financial reporting is necessary to provide reliable financial reports and to assist in the effective prevention or detection of material misstatements due to error or fraud. Any inability to provide reliable financial reports or prevent or detect material misstatements due to error or fraud could harm our business. We regularly review and update our internal control over financial reporting, disclosure controls and procedures, and corporate governance policies. In addition, we are required under the rules and regulations of the SEC regarding compliance with SOX to report annually on the effectiveness of our internal control over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met.

While we are in the process of addressing our material weaknesses as disclosed herein, elements of our remediation plan can only be accomplished over time and we can offer no assurance that these initiatives will ultimately have the intended effects. Any failure to maintain effective internal control over financial reporting could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations or may lose confidence in our reported financial information. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and The NASDAQ Stock Market, we could face severe consequences from those authorities. In either case, it could result in a material adverse effect on our business or have a negative effect on the trading price of our common stock. Further, if we fail to remedy these deficiencies (or any other future deficiencies) or maintain effective internal control over financial reporting, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of our financial statements will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of those controls.

Further, in the future, if we cannot conclude that we have effective internal control over our financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified opinion regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price.

Natural disasters, health epidemics, or other catastrophic events may cause damage or disruption to our operations, commerce and the global economy, and have a negative effect on our business and operations.

A significant natural disaster, such as an earthquake, wildfire, flood, hurricane or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, could have an adverse effect on our business and operating results, by impacting, among other things, the demand for our services, our ability to achieve or maintain profitability and our ability to raise additional capital in the future. Our corporate headquarters are located in the San Francisco Bay Area of California, a region known for seismic and wildfire activities. Customer data could be lost, significant recovery time could be required to resume operations and our financial condition and operating results could be adversely affected in the event of a major natural disaster or catastrophic event. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers, could decrease demand for our services, and could cause us to incur substantial expense. Our insurance may not be sufficient to cover losses or additional expenses that we may sustain. In addition, the impacts of climate change on the global economy and our industry are rapidly evolving. We may be subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business.

Risks Relating to SoundHound's Intellectual Property and Technology

SoundHound's use of open source technology could impose limitations on its ability to commercialize its software.

SoundHound uses open source technology in some of its software and expect to continue to use open source technology in the future. Although we monitor its use of open source technology to avoid subjecting its software to conditions SoundHound does not intend, we may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works, or SoundHound's proprietary source code that was developed using such technology. These allegations could also result in litigation. The terms of many open source licenses have not been interpreted by United States courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on SoundHound's ability to commercialize its software. In such an event, we may be required to seek licenses from third parties to continue commercially offering its software, to make its proprietary code generally available in source code form, to re-engineer its software or to discontinue the sale of its software if re-engineering could not be accomplished on a timely basis, any of which could adversely affect SoundHound's business and revenue.

The use of open source technology could subject SoundHound to a number of other risks and challenges. Certain open source technology is subject to further development or modification by anyone. Others may develop such software to be competitive with or no longer useful by us. It is also possible for competitors to develop their own solutions using open source software, potentially reducing the demand for SoundHound's software. If SoundHound is unable to successfully address these challenges, its operating results may be adversely affected, and its development costs may increase**.**

Third parties have claimed in the past and may claim in the future that SoundHound is infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling SoundHound's products or making its technologies available to its customers if such claims are successful.

SoundHound has been and in the future may be subject to claims and legal actions alleging that we or its customers may be infringing or contributing to the infringement of the intellectual property rights of others (though no material legal actions against SoundHound are currently pending). We may be unaware of intellectual property rights of others that may cover some of its technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of SoundHound's management and key personnel from its business operations. Intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of its products, cause severe disruptions to its operations or the markets in which we compete, or require us to satisfy indemnification commitments with its customers including contractual provisions under various arrangements. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of SoundHound's confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could have a material adverse effect on SoundHound's business and its financial results. Any of these could seriously harm SoundHound's business.

Unauthorized use of SoundHound's proprietary technology and intellectual property could adversely affect its business and results of operations.

SoundHound's success and competitive position depend in large part on its ability to obtain and maintain intellectual property rights protecting its products and technologies. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect SoundHound's intellectual property and proprietary rights. Unauthorized parties may attempt to copy or discover aspects of SoundHound's products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of SoundHound's products is difficult and we may not be able to protect its technology from unauthorized use. Additionally, SoundHound's competitors may independently develop technologies that are substantially the same or superior to its technologies and that do not infringe its rights. In these cases, we would be unable to prevent its competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect SoundHound's proprietary rights to the same extent as the laws of the United States. Although the source code for SoundHound's proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management's efforts.

SoundHound's software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to its customers and claims against us.

Complex software products such as SoundHound's may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to its customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or SoundHound's products and technologies. Customers who are not satisfied with any of SoundHound's products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm SoundHound's reputation, financial results and competitive position.

We may be unable to respond quickly enough to changes in technology and technological risks and to develop its intellectual property into commercially viable products.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of SoundHound's products obsolete or less attractive to its customers, which could adversely affect its results of operations. SoundHound's ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in its ability to be competitive. There is a risk that we will not be able to achieve the technological advances that may be necessary for us to be competitive or that certain of its products will become obsolete. SoundHound is also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. These risks could have a material adverse effect on SoundHound's business, results of operations and financial condition.

Risks Related to SoundHound's Class A Common Stock and the Securities Market

SoundHound's stock price and trading volume has fluctuated significantly and may continue to fluctuate significantly in the future.

The market price and trading volume of SoundHound's Class A Common Stock has fluctuated widely and may continue to fluctuate widely, depending on many factors, some of which may be beyond our control, including:

- actual or anticipated fluctuations in our results of operations due to factors related to our business;

- success or failure of our business strategies;

- competition and industry capacity;

- changes in interest rates and other factors that affect earnings and cash flow;

- our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

- our ability to retain and recruit qualified personnel, particularly in light of our recent restructuring;

- our quarterly or annual earnings or losses, or those of other companies in our industry;

- announcements by us or our competitors of significant acquisitions or dispositions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- purchases or sales of our Class A Common Stock by large or influential investors or stockholders;

- the failure of securities analysts to cover, or positively cover, our Class A Common Stock;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- investor perception of the Company and the AI industry;

- overall market fluctuations unrelated to our operating performance;

- results from any material litigation or government investigation;

- changes in laws and regulations (including tax laws and regulations) affecting our business;

- changes in capital gains taxes and taxes on dividends affecting stockholders; and

- general economic conditions and other external factors.

Low trading volume for SoundHound's Class A Common Stock would amplify the effect of the above factors on stock price volatility.

In addition, over the last few years, the stock market more broadly has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19, inflationary pressures, the wars in Ukraine and in Gaza and the imposition and/or threat of tariffs, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our Class A Common Stock, including decreases unrelated to our operating performance or prospects. This market and share price volatility relating to these outside effects, as well as general economic, market or political conditions, has and could further reduce the market price of our Class A Common Stock in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

Additionally, a proportion of our Class A Common Stock may be traded by short sellers which may put pressure on the supply and demand for our Class A Common Stock, creating further price volatility. In particular, a possible "short squeeze" due to a sudden increase in demand of our Class A Common Stock that largely exceeds supply may lead to sudden extreme price volatility in our Class A Common Stock. Investors may purchase our Class A Common Stock to hedge existing exposure in our Class A Common Stock or to speculate on the price of our Class A Common Stock. Speculation on the price of our Class A Common Stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of Class A Common Stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Class A Common Stock for delivery to lenders of our Class A Common Stock. Those repurchases may in turn, dramatically increase the price of our Class A Common Stock until investors with short exposure are able to purchase additional shares to cover their short position. This is often referred to as a "short squeeze." Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our Class A Common Stock may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our Class A Common Stock to incur substantial losses.

Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against us. A lawsuit against SoundHound could cause SoundHound to incur substantial costs and could divert the time and attention of its management and other resources.

We do not intend to pay cash dividends for the foreseeable future.

The timing, declaration, amount and payment of future dividends to stockholders falls within the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. We do not intend to and there can be no assurance that we will pay any dividend in the future.

The requirements of being a public company may strain SoundHound's resources and divert management's attention, and the increases in legal, accounting and compliance expenses may be greater than SoundHound anticipates.

As a public company and a large accelerated filer, we will continue to incur significant legal, accounting and other expenses that SoundHound did not incur as a private company. SoundHound is subject to the reporting requirements of the Exchange Act, and is required to comply with the applicable requirements of the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the Nasdaq, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. SoundHound's management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased, and will continue to increase, SoundHound's historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, SoundHound has incurred and expects to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. SoundHound has hired and will continue to need to hire additional accounting and financial staff, including as a result of our acquisitions in 2024, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which has and will increase its operating expenses. Moreover, SoundHound could incur additional compensation costs in the event that it decides to pay cash compensation closer to that of other publicly listed companies, which would increase its general and administrative expenses and could materially and adversely affect its profitability. SoundHound will evaluate these rules and regulations, and cannot predict or estimate the amount of additional costs SoundHound may incur or the timing of such costs.

SoundHound may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. SoundHound's management will need to continually assess its staffing and training procedures to improve its internal control over financial reporting. For example, SoundHound did not timely file its Form 10-Q for the quarter ended March 31, 2021 and had to file extensions for its Form 10-Q for the quarter ended September 30, 2023 and 2023 Form 10-K. Unless the matters discussed in this risk factor and elsewhere in this Annual Report are mitigated, the risk exists that SoundHound may not be able to file timely in the future. Further, the development, implementation, documentation and assessment of appropriate processes, in addition to the need to remediate any potential deficiencies, will require substantial time and attention from management. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company may require costs greater than expected. It is possible that SoundHound will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase our operating costs in future periods.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq, are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. SoundHound intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

Risks Applicable to a Dual Class Common Stock Structure

SoundHound has a dual class common stock structure that has the effect of concentrating voting control with the holders of our Class B Common Stock. Our Class B Common Stock has multiple votes per share and this ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A Common stock.

SoundHound has a dual class common stock structure and the holders of SoundHound Class B Common Stock have ten votes per share. SoundHound Founders own shares of Class B Common Stock representing approximately 48% of the voting power of the outstanding capital stock of SoundHound as of December 31, 2024. In addition, because of the ten-to-one voting ratio between our Class B and Class A Common Stock, holders of our Class B Common Stock could continue to control a majority of the combined voting power of our Common Stock and therefore control all matters submitted to our stockholders for approval until such time, if any, as a sufficient number of shares of our Class B Common Stock are converted into shares of our Class A Common Stock in accordance with the terms of the Second Amended & Restated Certificate of Incorporation of the Company (the "Amended Charter"). This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. As a result, such concentrated control may adversely affect the market price of our Class A Common Stock.

Shares of Class B Common Stock are convertible into shares of Class A Common Stock and will automatically convert into shares of Class A Common Stock upon the occurrence of certain future events, generally including transfers, subject to limited excepts set forth in the Amended Charter. The conversion of Class B Common Stock to Class A Common Stock will have the effect, over time, of increasing the relative voting power of those holders of Class B Common Stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Common Stock could gain significant voting control as other holders of Class B Common Stock sell or otherwise convert their shares into Class A Common Stock.

The Amended Charter provides for a dual-class multiple voting Common Stock structure, and we cannot predict the effect this structure of our Common Stock may have on the market price of our Class A Common Stock.

We cannot predict whether having an Amended Charter that permits the issuance of multiple voting shares in a dual-class structure will result in a lower or more volatile market price of our Class A Common Stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Common Stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Common stock less attractive to other investors. As a result, the market price of our Class A Common stock could be adversely affected.

Delaware law and provisions in our charter documents could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

The Amended Charter, Amended & Restated Bylaws of the Company (the "Amended Bylaws"), and Delaware law contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of SoundHound or changes in SoundHound that our management or stockholders may deem advantageous. Among other things, the Amended Charter and Amended Bylaws include the following provisions:

- permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- eliminates the ability of our stockholders to call special meetings of stockholders, except to the extent otherwise provided in the Amended Bylaws;

- prohibit stockholder action by written consent, except to the extent otherwise provided in the Amended Bylaws, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that the board of directors is expressly authorized to make, alter, or repeal our Amended Bylaws; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law. Pursuant to the Amended Charter, we have opted out of Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, our board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders. However, our Amended Charter includes provisions similar to the provisions contained in Section 203 of the DGCL, which are designed to limit SoundHound's ability to enter into certain business combination transactions within a three (3) year period following the adoption of the Amended Charter.

Any provision of our Amended Charter, our Amended Bylaws, or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Risks Related to U.S. and International Taxation Generally

Changes in tax laws or exposure to additional income tax liabilities could affect SoundHound's future profitability.

Factors that could materially affect SoundHound's future effective tax rates include but are not limited to:

- changes in tax laws or the regulatory environment;

- changes in accounting and tax standards or practices;

- changes in the composition of operating income by tax jurisdiction; and

- SoundHound's operating results before taxes.

Because SoundHound does not have a long history of operating at its present scale and it has significant expansion plans, SoundHound's effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the "Code"). In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, assessing a repatriation tax or "toll-charge" on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax. The legislation has had no effect on SoundHound's provision for income taxes because SoundHound has incurred annual losses in the U.S. to date and management set up a full valuation allowance against its U.S. federal and states deferred tax assets.

In addition to the impact of the Tax Act on SoundHound's federal taxes, the Tax Act may impact its taxation in other jurisdictions, including with respect to state income taxes. State legislatures have not had sufficient time to respond to the Tax Act. Accordingly, there is uncertainty as to how the laws will apply in the various state jurisdictions. Additionally, other foreign governing bodies may enact changes to their tax laws that could result in changes to SoundHound's global tax position and materially adversely affect its business, results of operations and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and technologies and the use of intangibles. Tax authorities could disagree with SoundHound's future intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If SoundHound does not prevail in any such disagreements, its profitability may be affected.

SoundHound's ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, SoundHound had $548.4 million of U.S. federal and $208.1 million of state net operating loss carryforwards available to reduce future taxable income. The federal and state net operating loss carryforwards will start to expire in 2025 and 2028, respectively, with the exception of $403.3 million federal net operating loss carryforwards and $11.0 million state net operating loss carryforwards, which can be carried forward indefinitely. It is possible that SoundHound will not generate taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in SoundHound's ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. In addition, certain U.S. states have imposed additional limitations on the use of net operating loss carryforwards not otherwise imposed on the use of U.S. federal net operating loss carryforwards and may impose additional limitations in the future.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States and other jurisdictions, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expected timing and amount of the release of any tax valuation allowances;

- tax effects of stock-based compensation;

- costs related to intercompany restructurings;

- changes in tax laws, regulations or interpretations thereof; or

- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

SoundHound acknowledges the increasing importance of cybersecurity in its operations and recognizes the potential risks and threats associated with cyber incidents. The Company is committed to maintaining the confidentiality, integrity, and availability of its information systems and data. However, no system can be completely immune to cyber threats. We face a number of cybersecurity risks in connection with our business. To date, such risks have not materially affected our business, including threats to and breaches of our data systems, malware and computer virus attacks.

Risk Management and Strategy

The following information provides an overview of our approach to managing cybersecurity risks. The Company assesses, identifies and manages cybersecurity related risks. Cybersecurity related risks are evaluated to assess top risks to the enterprise on a bi-annual basis. SoundHound has implemented a comprehensive cybersecurity program designed to identify, assess, and manage cyber risks.

This program includes, but is not limited to:

- Regular risk assessments and vulnerability assessments.

- Implementation of industry-accepted cybersecurity controls and best practices.

- Employee training and awareness programs to enhance the company's overall cybersecurity posture.

- Continuous monitoring and incident response plans to detect and mitigate potential threats promptly.

We have a set of Company-wide policies and procedures concerning cybersecurity matters, such as policies related to encryption standards, antivirus protection, remote access, multi factor authentication, confidential information and the use of the internet, social media, email and wireless devices. These policies go through an annual internal review process and are approved by appropriate members of management.

We have continued to expand investments in IT security, including additional end-user training, using layered defenses, identifying and protecting critical assets, strengthening monitoring and alerting, and engaging experts. We regularly test defenses by performing simulations and drills at both a technical level and by reviewing our operational policies and procedures. We review our operational policies and procedures with third party experts on an annual basis as part of our annual audit process. We also maintain cyber insurance coverage.

In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with use of third-party service providers. Our Vendor Management Team conducts an annual review of third-party hosted applications with a specific focus on any sensitive data shared with third parties. The internal business owners of the hosted applications are required to document user access reviews at least annually and provide from the vendor a System and Organization Controls (SOC) 1 or SOC 2 report. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, we take additional steps to assess their cybersecurity preparedness and assess our relationship on that basis. Our assessment of risks associated with use of third-party providers is part of our overall cybersecurity risk management framework.

SoundHound will report any cybersecurity incidents determined to be material. Material aspects of the nature, scope and timing of the incident, and the impact or reasonably likely impact of the incident on the Company, including on SoundHound's financial condition and results of operations will be disclosed.

Governance

The audit committee oversees risks from cybersecurity threats as part of its broader risk oversight responsibilities. The board recognizes the importance of cybersecurity in safeguarding the company's assets and operations.

SoundHound has a dedicated Information Security Management committee responsible for overseeing risks from cybersecurity threats. The committee's charter outlines its specific responsibilities related to cybersecurity risk oversight, and assists senior management in fulfilling its oversight responsibilities by creating, implementing, overseeing and maintaining SoundHound's Information Security Management System. The purpose of the ISMS is to protect the Company's information systems and assets, taking into account the potential for external threats, internal threats, and threats arising from transactions with trusted third parties and vendors. The board of directors is informed of cybersecurity risks, at least annually, through established processes, including periodic briefings, reports, and updates on the evolving landscape of cybersecurity threats.

Management

SoundHound designates the Information Security Management Committee as responsible for assessing and managing cybersecurity risks. Committee members possess professional experience or backgrounds presenting relevant experience or capacity to address those matters within the scope of the Committee's responsibility, including senior executives, department leaders, and subject matter experts. Committee members are familiar, or have the ability to quickly gain familiarity, with major technology platforms employed by the Company; have knowledge of technological ecosystems and challenges confronted in current or emerging business environments; have the capacity to understand new or emerging technologies and cyber security threats; are familiar, or have the ability to quickly gain familiarity, with information security principles, privacy regulations, standards, and guidelines; and possess experience relating to enterprise risk management and process.

We view cybersecurity as a shared responsibility. All employees are required to complete cybersecurity training as part of onboarding, on an annual basis and have access to more frequent cybersecurity training online. We also require employees in certain roles to complete additional role-based, specialized cybersecurity training. The designated persons or committees actively monitor cybersecurity incidents through processes that monitor the prevention, detection, mitigation and remediation of cybersecurity incidents, including continuous assessment and adaptation to emerging threats.

Item 2.   Properties

Our corporate headquarters is located in Santa Clara, California, within a consolidated building covering 61,360 square feet. Our lease began in 2017 and is set to expire in 2026. In addition to our headquarters, we lease offices in Toronto, Paris and various other locations in the U.S. and internationally.

Item 3.   Legal Proceedings

The material set forth in the section titled "Legal Proceedings" in Note 7 of our Notes to Consolidated Financial Statements is incorporated herein by reference.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock is listed on the Nasdaq Global Market under the symbol "SOUN." Our Class B common stock is neither listed nor traded. Our listed redeemable warrants are listed on the Nasdaq Global Market under the symbol "SOUNW."

Stockholders

According to the records of our transfer agent, there were 74 holders of record of our Class A common stock, 3 holders of record of our Class B common stock and 7 holders of record of our listed redeemable warrants on December 31, 2024.

Dividends

We do not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2024 relating to all our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (in thousands)	Weighted Average Exercise Price of Outstanding Options	Number of Granted Restricted Stock Awards Outstanding (in thousands)	Number of Securities Remaining Available for Future Issuance (in thousands)
Equity compensation plans approved by security holders	5,926	$ 4.44	23,654	11,216
Equity compensation plans not approved by security holders	—	—	—	—
Total	5,926	4.44	23,654	11,216

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of SoundHound AI, Inc. under the Securities Act or the Exchange Act.

The graph below compares the cumulative total return to our stockholders between April 28, 2022 (the date our Class A common stock commenced trading on the NASDAQ Global Select Market) through December 31, 2024 in comparison to the NASDAQ Composite Index and the Company's self-determined peer group (Peer Index). The graph assumes $100 was invested in the Class A common stock of SoundHound AI, Inc., the NASDAQ Composite Index and the Peer Index, and assumes reinvestment of any dividends.

The Peer Index consisted of BigBear.ai Holdings (BBAI), Cerence (CRNC), Five9 (FIVN), KORE Group Holdings (KORE), LivePerson (LPSN), Movella Holdings (MVLA), FiscalNote Holdings (NOTE), Planet Labs (PL), Presto Automation (PRST), RingCentral (RNG), and Veritone (VERI). The Company believes that the Peer Group reflects a broader group of peers within the software industry.



Recent Sales of Unregistered Securities

None that have not already been disclosed in a prior Quarterly Report on Form 10-Q or Current Report on Form 8-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of SoundHound should be read together with our consolidated financial statements and the related notes thereto. The fiscal years presented are the periods ended December 31, 2024 ("2024") and December 31, 2023 ("2023"). Information concerning the fiscal year ended December 31, 2022 ("2022") and a comparison of 2023 and 2022 may be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for 2023, filed with the SEC on March 1, 2024.

Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to SoundHound's plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" and "Cautionary Statement Regarding Forward Looking Statements" section of this report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless otherwise indicated or the context otherwise requires, references in this section to "SoundHound," "we," "us," "our" and other similar terms refer to SoundHound AI, Inc.

Company Overview

We are a global leader in conversational intelligence, offering independent Voice AI solutions that enable businesses to deliver high-quality conversational experiences to their customers. Built on proprietary technology, SoundHound's voice AI delivers best-in-class speed and accuracy in numerous languages to product creators across automotive, TV, and IoT, and to customer service industries via groundbreaking AI-driven products like Smart Answering, Smart Ordering, and Dynamic Interaction™, a real-time, multimodal customer service interface. Along with SoundHound Chat AI, a powerful voice assistant with integrated Generative AI, SoundHound powers millions of products and services, and processes billions of interactions each year for world class businesses.

We believe voice-enabled conversational user interface is a more natural interface for nearly all use cases, and product creators should have the ability to design, customize, differentiate, innovate and monetize the interface to their own product, as opposed to outsourcing it to a third-party assistant. For example, using SoundHound, businesses can voice-enable their products so consumers can say things like, "Turn off the air conditioning and lower the windows," while in their cars, "Find romantic comedies released in the last year," while streaming on their TV and even place food orders before arriving at a restaurant by talking to their cars, TVs or other IoT devices. Additionally, SoundHound's technology can address complex user queries such as, "Show me all restaurants within half a mile of the Space Needle that are open past 9pm on Wednesdays and have outdoor seating," and follow-on qualifications such as "Okay, don't show me anything with less than 3 stars or fast food."

The SoundHound developer platform, Houndify, is an open-access platform that allows developers to leverage SoundHound's Voice AI technology and a library of over 100 content domains, including commonly used domains for points of interest, weather, flight status, sports and more. SoundHound's Collective AI is an architecture for connecting domain knowledge that encourages collaboration and contribution among developers. The architecture is based on proprietary software engineering technology, CaiLAN (Conversational AI Language), and machine learning technology, CaiNET (Conversational AI Network) to ensure fast, accurate and appropriate responses.

Our market position is strengthened by the technical barriers to entry in the Voice AI space, which tend to discourage new market participants. Furthermore, our technology is backed by significant investments in intellectual property, with over 192 patents granted and over 109 patents pending, spanning multiple fields including speech recognition, natural language understanding, machine learning, monetization and more. We have achieved this critical momentum in part thanks to a long-tenured leadership team with deep expertise and proven ability to attract and retain talent. We believe that SoundHound has extensive technical expertise and a proven track record of innovation and value creation for us to continue to attract customers in the growing market for Voice AI transactions.

We believe that SoundHound is well-positioned to fill the growing void and demand for an independent Voice AI platform. The Voice AI offerings from big tech companies are primarily an extension of their more core services and offerings. Rather than strengthening a customer's product, it can take over the entire experience, thus disintermediating the company's brand, users and data. As a result, brands relying on big tech may lose their ability to innovate, differentiate and customize. In some cases, these providers even compete with the products they support, making them increasingly less attractive as a choice for a voice interface.

The alternative options are generally legacy vendors tending to use what we consider to be dated technologies at a high price. Furthermore, many of these technologies still require significant effort by the product creators to turn them into solutions that can compete with the quality of the big tech offering, which in many cases is not practical. Due to the high barrier to entry in Voice AI, there are not many independent players.

This creates a great opportunity for SoundHound: we believe that we provide disruptive technologies that are superior to the alternatives, with better terms, allowing customers to maintain their brand, control the user experience, get access to the data and define their own privacy policies, while being able to customize, differentiate, innovate and monetize.

When it comes to criteria for adoption, our goal is to win on every dimension. We believe to be the first two criteria customers typically consider are technology and brand control. We strive to provide our customers with the best technology, and we provide a white label solution giving our customers control of their brands. In some industries you may have to choose between technology and brand control. In our case, we offer our customers the best of both, enabling them to offer disruptive technologies to their users while maintaining control of their brand and user experience.

We also expect to provide an additional path to monetization for our customer base. By choosing our platform, product creators can generate additional revenue while making their product better by using Voice AI, providing further incentive to choose our platform.

We believe that we offer a superior ecosystem, benefiting from our Collective AI product architecture along with offering customers definable privacy controls, which are becoming increasingly important in the industry of Voice AI. Additionally, there is no conflict of interest between us and our partners and customers as we do not compete with them (as some other Voice AI vendors do). We also offer edge and hybrid solutions. This means our technology can optionally run without a cloud connection for increased flexibility and privacy. We aim to deliver the most advanced Voice AI in the world and thus allowing our partners to differentiate and innovate their overall experiences for their brands.

We strongly believe that product creators know their product and users best. The idea of a single third-party assistant taking over their product is not reflective of our anticipated future. We envision that every product will have its own identity, and will have Voice AI customized in different ways. Product creators can each tap into a single Collective AI to access the ever-growing set of domains, but the product creators can innovate on top of Collective AI and create value for the end users in their own way. This is the future that we are focusing on enabling.

When a product is voice enabled, we see three stages of integration and value propositions. The first stage is to enable the core use case of the product. For example, the product could be a TV, a coffee machine, a car, a wearable device, a robot, a smart speaker or an appliance, and with your voice you can control the functionality of the device and the product. With a TV, you can ask it to change the channel, increase the volume, rewind by 30 seconds, search for movies and even add personalization by adding a TV show to your favorites. Note that this is different from adding a third-party voice assistant to the product. Our view is that every product needs to have an interface, and voice-AI is a natural and compelling interface that unlocks new use cases and potential. Consider just the simple example of rewinding or fast forwarding by a specific duration. That is a command that can be done with voice in only a few seconds, but it can take many steps to use alternative interfaces such as a remote control or a companion app.

Once the core features of a product are voice-enabled, it can be further enhanced in the second stage of integration: the addition of third-party content and domains. SoundHound has extensive partnerships with content providers and, through these partnerships, can fulfill many needs of our customers. For example, your TV, car or even a coffee machine can answer questions about weather, sports scores, stock prices or flight status, and even search for a local business. The addition of these public domains further enhances the value proposition of the product.

Finally, as the third step, you enter the world of monetization where you can add features that deliver value to the end user, and also generate revenues that we share with the product creators. To summarize with an example, imagine walking up to your coffee machine and asking for a triple shot extra hot latte. While you are waiting for your drink, you can ask for weather and sports scores, and if you desire, you can even order bagels from your favorite nearby bakery.

There are three pillars to our revenue model. The first pillar is Product Royalties, where we voice enable a product and the product creator pays us a royalty based on volume, usage or duration. SoundHound collects royalty revenue when your technology is placed in a car, smart speaker or an appliance, for example.

The second pillar is Service Subscription. This is when, for example, SoundHound enables customer service or food ordering for restaurants or content management, appointments and voice commerce. And, for that, we generate subscription revenue from the service providers. Pillars one and two can grow independently and they are proven, established business models.

The third pillar seeks to create a monetization ecosystem that brings the services from pillar two to the products in pillar one. When the users of a voice-enabled product in pillar one access the voice-enabled services of pillar two, these services generate new leads and transactions. SoundHound will generate monetization revenue from the services for generating these leads and transactions, and we will share the revenue with the product creators of pillar one.

For example, when the driver of a voice-enabled car places an order to a restaurant that is also voice enabled, we will have unlocked a seamless transaction. Accordingly, the restaurant will pay us for that order, and we will share that revenue with the product creator or the car manufacturer. In this example, each party receives value in the ecosystem. The restaurant is happy because they generated a new lead and booked a sale. The user is happy because they have received value through a natural ordering process, simply by speaking to their car. And the car manufacturer is happy because they delivered value to the end user and generated additional revenue from the usage of their product.

During the periods presented in the consolidated financial statements, we have not generated revenue from leads and transactions on voice-enabled products from voice-enabled services other than from the SoundHound music identification app. Going forward, SoundHound expects monetization revenue to be generated through a combination of advertising revenue from the music identification app and, over time, from leads and transactions on voice-enabled products from voice-enabled services, which we expect will provide much more seamless opportunities for consumers to access goods and services that they covet as we further build out and scale the voice-enabled ecosystem.

We expect this disruptive, three-pillar business model will create a monetization flywheel; as more products integrate into our platform, more users will use it and more services will choose to integrate as well. This creates even more usage, and results in a flow of revenue share to product creators, which further encourages even greater adoption and integration with our platform and the cycle will perpetually continue and expand. This ecosystem increases adoption and increases our addressable market. While all three pillars contribute to our revenues today, the majority of the contribution is currently from our first and second pillar with only a small contribution from pillar three from our music identification app. Over time, we expect our revenues from the monetization pillar to increase meaningfully in the future.

Recent Developments

Amelia Acquisition

On August 6, 2024, we completed the acquisition of Amelia, a privately-held conversational AI software company involved in the development and delivery of AI and automation solutions and related services to improve customer experience and optimize business outcomes. We expect Amelia will bring together decades of experience in conversational AI, and highly complementary product portfolios, to offer best-in-class, scalable customer service support to a vast spectrum of businesses. These include some of the very largest multinational enterprise brands, top 15 global banks, and Fortune 500 organizations, with the combined company spanning nearly 200 marquee customers. We believe the acquisition of Amelia is expected to strengthen SoundHound's position in voice and conversational AI and allow us to enter new industries such as healthcare, insurance, financial services, energy and retail, expanding our market reach. Refer to the "Liquidity and Capital Resources" section for discussion on the purchase price and the Acquisition's impact on SoundHound's liquidity.

We have incurred certain significant costs relating to the SYNQ3 and Amelia Acquisitions, such as legal, accounting, financial advisory and other professional services fees, as well as other customary payments. Refer to "Item 1A. Risk Factors" in our Form 10-K for a discussion regarding the risks associated with the acquisitions.

Known Trends, Demands, Commitments, Events or Uncertainties Impacting Our Business

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including the following:

- *Investments in Technology.* Our business model since inception has been to invest in our technology in the form of dedicated research and development. We will continue to invest in the development of our software platform to deliver consumers with continually improving value and delight. Our investments include continuous enhancements to our technology we've developed over the last two decades or acquired from acquisitions, investments in data to help refine and improve our underlying algorithms and other costs to attract and retain a world-class technical workforce.

- *Revenue Growth.* Our commercial success, including acceptance and use of our applications, will depend on a number of factors, some of which are beyond our control, such as size of the market opportunity, successful integration with original equipment manufacturers ("OEM"), competition and demand from the public and members of the conversational AI community. Our product offerings, including those offerings that we have acquired, have disruptive effects in the ways human interact with computers and we are developing new, innovative economic models and acquiring companies such as SYNQ3 and Amelia which have synergistic businesses to ours that we believe will enhance value to customers, partners and shareholders. For our revenue growth to continue, we will need to invest in sales and marketing to ensure our messaging, capabilities and offerings are well understood and valued by customers. With our primary focus on enterprise customers, we also need to align with enterprise sales cycles, which can be longer than consumer cycles. As we build new customer relationships, we continually focus on maintaining and growing our existing relationships through long-term partnerships through significant upfront investment in customer specific engineering projects. Additionally, in addition to our acquisitions of SYNQ3 and Amelia, we may look to acquire other companies in the industry to develop synergies with our existing business.

- *Cost of Revenues.* The results of our business will depend in part on our ability to establish and increase our gross margins by scaling our business model and effectively managing our costs to produce our applications. Our revenue will be directly supported by data center investments in technology, both on premise and in the cloud. The associated workloads, along with supporting labor costs, will need to be managed effectively as we scale to improve our margins over time. Our Houndify platform is also powered by a library of over 100 content domains, including commonly used domains for points of interest, weather, flight status, sports and more.

- *Seasonality.* Our ability to accurately forecast demand for our technology could be negatively affected by many factors, including seasonal demand. We anticipate that we will experience fluctuations in customer and user demand based on seasonality. For example, in the past, we have seen approximately one third of our revenue in the first half of the year with the remaining two thirds in the second half. Additionally, given that we address markets across several different industry verticals, the associated overall seasonality impact to us may not be consistent year-to-year.

- *Development of International Markets.* We have rapidly expanded our capabilities and global reach. For example, we have globalized our solution to include 25 languages. We view opportunities for conversational Voice AI to be global in reach, and we expect our growth to be fueled across multiple geographies.

Components of Our Results of Operations

Revenues

SoundHound generates revenues through: (1) "Product Royalties," meaning royalties from voice-enabled products which are driven by volume, usage or life of applicable products and are affected by number of devices, users and units of usage, (2) "Service Subscriptions," meaning subscription revenues, derived from fixed monthly fees or fees based on usage-based revenue, revenue per query or revenue per user, and (3) "Monetization," meaning revenues generated from focused ad targeting to users of products and services that employ our technologies. Currently, our monetization revenue is derived only from our music identification application primarily in the form of ad impression revenue — revenue generated when an ad is shown in our music identification app — and, to a lesser extent, affiliate revenue for referrals to music stores for content sales and downloads of our premium music application.

"Houndified Products," meaning products of our customers that employ SoundHound technology, and "Houndified Services," meaning services provided to customers related to SoundHound technology, provide our customers with access to our Houndify platform over a contractual period without taking possession of the software. This generally includes revenues derived from up-front services ("professional services") that develop and customize the Houndify platform to fit customers' specific needs. These professional services are included in both our Product Royalties and Service Subscriptions revenues. Non-distinct professional services are recognized over the contractual life of the contract, whereas revenues from distinct professional services are recognized as the services are performed or when the services are complete depending on the arrangement.

"Amelia Software Platform" meaning our AI-based digital resource solution that enables AI in our customers' services, ranging across multiple industries. This generally includes revenue from hosted services if the customer elects our SaaS offering, or from licensing revenue if the customer requires an on-premise solutions. Professional services are also offered and included within professional services revenue. The revenues from Amelia Software Platform are included within Service Subscriptions, and are recognized point in time or over time depending on the arrangement.

We have and may continue to experience volatility for our remaining performance obligations and deferred revenue as a result of the timing for completing our performance obligations. We had remaining performance obligations in the amount of $83.3 million as of December 31, 2024. Given the applicable contract terms, $48.9 million is expected to be recognized as revenue within one year, $32.1 million is expected to be recognized between 2 to 5 years and the remainder of $2.3 million is expected to be recognized after 5 years. Deferred revenue consists of billings or payments received in advance of revenue being recognized and can fluctuate with changes in billing frequency and other factors.

As a result of these factors, as well as our mix of revenue streams and billing frequencies, we do not believe that changes in our remaining performance obligations and deferred revenue in a given period are directly correlated with our revenue growth in that period.

We anticipate that we will experience fluctuations in our revenues from quarter-to-quarter due to a variety of factors, including the supply and demand of end user products such as automobiles, the size and success of our sales force and the number of users who are aware of and use our applications. See Note 4 to our consolidated financial statements included within this Annual Report on Form 10-K for more information.

Operating Expenses

We classify our operating expenses into the following seven categories, which are cost of revenues, sales and marketing, research and development, general and administrative, change in fair value of contingent acquisition liabilities, amortization of intangible assets and restructuring. With respect to sales and marketing, research and development, and general and administrative, each expense category includes overhead, including rent and related occupancy costs, which is allocated based on headcount. We plan to continue investing to support our go-to-market strategies and customer engagement, develop our current and future applications and support our operations as a public company. While our gross margin may continue to fluctuate in the near-term due to revenue contributions from varying product mixes, as well as acquisitions, we expect it will stabilize as we continue to scale our business.

Cost of Revenues

SoundHound's cost of revenues are comprised of direct costs associated directly with SoundHound's revenue streams as described above. This primarily includes costs and depreciation related to hosting for cloud-based services, such as data centers, electricity charges, content fees and certain personnel-related expenses including personnel costs under call centers that are directly related to these revenue streams. Additionally, our cost of revenues also includes the amortization of developed technology acquired from SYNQ3, Amelia and other acquisition as intangible assets.

Sales and Marketing

Sales and marketing expenses consist of personnel-related costs of the sales and marketing team, promotional campaigns, advertising fees and other marketing related costs. Advertising costs are expensed to sales and marketing when incurred.

Research and Development

Our research and development expenses are our largest operating expense as we continue to develop our software platforms and produce new technological capabilities.

The costs of these activities consist primarily of personnel-related expenses, third-party consultants and costs associated with technological supplies and materials, along with other direct and allocated expenses such as facility costs, depreciation and other shared expenses. We expense research and development costs associated with the design and development of new products in the periods in which they are incurred.

General and Administrative

General and administrative expenses consist of personnel-related costs, accounting and legal expenses, third-party consulting costs, insurance and allocated overhead including rent, depreciation and utilities.

Change in Fair Value of Contingent Acquisition Liabilities

The change in fair value of contingent acquisition liabilities is related to contingent consideration from the SYNQ3 and Amelia acquisitions. The contingent consideration was determined to be liability classified and is remeasured as of each reporting period with a corresponding change in fair value recorded.

Amortization of Intangible Assets

Amortization of acquired customer relationships, tradename and conversation data is included within operating expenses and arises from the amortization of assets acquired through the acquisitions. We review intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared with the asset's carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment charge would be recorded to write down the asset to its estimated fair value.

Restructuring

Restructuring expenses consisted of employee severance payments, employee benefits and share-based compensation related to reduced headcount from our restructuring plan ("Restructuring Plan") announced in January 2023. The Restructuring Plan was complete as of December 31, 2023.

Loss on Extinguishment of Debt

Loss on extinguishment of debt represents the loss associated with the repayment of the Amelia Debt in December 2024, the repayment of the Senior Secured Term Loan Credit Agreement with ACP Post OAK Credit II LLC (the "Term Loan") in June 2024 and the repayment of the 2021 note payable ("SVB March 2021 Note") and 2021 convertible note ("SCI June 2021 Note") in April 2023. See Note 10 of our notes to the consolidated financial statements for more information.

Interest Expense

Interest expense consists of stated interest incurred on our formerly outstanding convertible notes and term debt during the relevant periods, as well as the amortization of debt discounts and issuance costs over the life of the instruments or a shorter period if a lender can demand payment in the event certain events occur that are outside of our control.

The issuance of debt instruments with direct transaction costs, embedded derivatives and warrant instruments has resulted in debt discounts. Direct transaction costs consist of various transaction fees and third-party costs, such as bank and legal fees, that are incurred upon issuance. We expect the impact of the discounts from debt issuance costs to the interest expense will decrease due to the repayment of Amelia Debt in December 2024 and the repayment of Term Loan in June 2024.

Other Income (Expense), Net

Other income (expense), net consists of the change in fair value related to our derivative liability, interest income and other income (expense).

Provision for Income Taxes

Income tax expense includes federal, state and foreign taxes and is based on reported income before income taxes. We are in a cumulative loss position for tax purposes based on historical earnings. As of December 31, 2024, we had $548.4 million of U.S. federal and $208.1 million of state net operating loss carryforwards available to reduce future taxable income. The federal and state net operating loss carryforwards will start to expire in 2025 and 2028, respectively, with the exception of $403.3 million federal net operating loss carryforwards and $11.0 million state net operating loss carryforwards, which can be carried forward indefinitely.

We had federal and state research and development credit carryforwards of $21.4 million and $13.3 million, respectively, as of December 31, 2024. The federal credits will expire starting in 2029 if not utilized. The state credits can be carried forward indefinitely. We also had Canadian SR&ED tax credits of $1.6 million, which expire starting in 2038 if not utilized.

Under Sections 382 and 383 of the Internal Revenue Code of 1986 and similar state tax laws, utilization of net operating loss carryforwards and tax credits may be subject to annual limitations due to certain ownership changes. Our net operating loss carryforwards and tax credits could expire before utilization if subject to annual limitations.

Results of Operations

The following table sets forth the significant components of our results of operations ($ in thousands):

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
Revenues	$ 84,693	$ 45,873	$ 38,820	85%
Operating expenses:				
Cost of revenues	43,309	11,307	32,002	283%
Sales and marketing	29,126	18,893	10,233	54%
Research and development	70,555	51,439	19,116	37%
General and administrative	53,270	28,285	24,985	88%
Change in fair value of contingent acquisition liabilities*	222,670	—	222,670	100%
Amortization of intangible assets	7,116	—	7,116	100%
Restructuring	—	4,557	(4,557)	(100)%
Total operating expenses	426,046	114,481	311,565	272%
Loss from operations	(341,353)	(68,608)	(272,745)	398%
Other expense, net:				
Loss on early extinguishment of debt	(15,629)	(837)	(14,792)	1768%
Interest expense	(12,168)	(16,733)	4,565	(27)%
Other income (expense), net	9,222	1,155	8,067	698%
Total other expense, net	(18,575)	(16,415)	(2,160)	13%
Loss before provision (benefit) for income taxes	(359,928)	(85,023)	(274,905)	323%
Provision (benefit) for income taxes	(9,247)	3,914	(13,161)	(336)%
Net loss	$ (350,681)	$ (88,937)	$ (261,744)	294%

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* The change in fair value of acquisition related liabilities is mainly driven by the movements in our stock price during the reporting period and changes in the assessed probability of achieving certain future revenue targets defined as part of the acquisition agreements. See Note 12 to our consolidated financial statements included within this report for more information.

The following table summarizes our gross profit and gross margin ($ in thousands):

| | Year Ended December 31, | | Change |
	2024	2023	%
Revenues	$ 84,693	$ 45,873	85%
Cost of revenues	43,309	11,307	283%
Gross profit	$ 41,384	$ 34,566	20%
Gross margin	49%	75%	(26)%

Revenues

The following tables summarize our revenues by type and geographic regions ($ in thousands):

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
Service Subscriptions	$ 56,347	$ 1,940	$ 54,407	2804%
Product royalties	27,964	43,299	(15,335)	(35)%
Monetization	382	634	(252)	(40)%
Total	$ 84,693	$ 45,873	$ 38,820	85%

	Year Ended December 31,		**Change**	
	2024	**2023**	**$**	**%**
Americas	$ 51,094	$ 6,769	$ 44,325	655%
Asia	17,678	$ 27,498	(9,820)	(36)%
EMEA	15,921	11,606	4,315	37%
Total	$ 84,693	$ 45,873	$ 38,820	85%

Total revenues increased by 85% in 2024 compared to 2023. Service subscription revenue increased to $56.3 million, primarily based in the Americas, and was driven by the contribution of revenue from acquisitions. This was offset by a decrease in product royalties revenue, primarily in the Asia region, due to the minimum guarantee licensing or point in time revenue relating to Houndify Edge recognized in the previous period.

Cost of Revenues

Cost of revenues increased by $32.0 million, or 283%, in 2024 compared to 2023. Gross margin decreased to 49% in 2024 compared to 75% in 2023 primarily due to the acquisitions of Amelia and SYNQ3, which included a mix of lower margin call center agent business from SYNQ3 and amortization of acquired intangible assets. In the past, our gross margin has fluctuated and may continue to fluctuate from quarter to quarter due to revenue contributions from varying product mixes. However, we expect to gradually improve gross margins in the mid-term, especially as it relates the integration of Amelia and SYNQ3.

Sales and Marketing

Sales and marketing expenses increased by $10.2 million, or 54%, from $29.1 million in 2024 compared to $18.9 million in 2023, primarily due to an increase in 2024 of $7.8 million in personnel-related cost, $0.9 million in advertising expense, $0.8 million in consulting fees, $0.8 million in legal and professional fees, $0.4 million in travel expense, and $0.3 million in office expense. The increase was partially offset by reduction of $0.9 million in information technology and facility expenses. Included in the sales and marketing expense is an increase of $4.3 million arising from the Amelia acquisition and $0.7 million arising from the SYNQ3 acquisition, stemming from increased personnel-related costs.

Research and Development

Research and development expenses increased by $19.1 million, or 37%, in 2024 compared to 2023, primarily due to an increase in 2024 of $14.0 million in personnel-related cost, $6.4 million in cloud computing, $0.6 million in consulting fees, and $0.2 million in travel expense. The increase was partially offset by reduction of $1.8 million in information technology and facility expenses, and $0.3 million in legal expense. Included in the research and development expense is an increase of $2.3 million arising from the Amelia acquisition and $3.6 million arising from the SYNQ3 acquisition, stemming from increased personnel-related costs.

General and Administrative

General and administrative expenses increased by $25.0 million, or 88%, in 2024 compared to 2023, primarily due to an increase in 2024 of $11.9 million in legal and professional fees, $10.1 million in personnel-related cost, $2.7 million in information technology and facility expenses, $0.9 million in office expense, $0.6 million in consulting fees, $0.5 million in cloud computing, $0.2 million in bad debt expense, and $0.1 million in travel expense. The SYNQ3 and Amelia Acquisitions led to increases in personnel-related costs and office expenses. This increase was partially offset by reduction of $0.9 million in property-related expense, $0.7 million in equipment rental expense, and $0.4 million in insurance expense. Included in the general and administrative expense is an increase of $3.0 million arising from the Amelia acquisition and $1.2 million arising from the SYNQ3 acquisition, stemming from increased personnel-related costs.

Change in Fair Value of Contingent Acquisition Liabilities

The change in fair value of acquisition related liabilities, which is driven by the movements in our stock price and changes in the assessed probability of achieving certain future revenue targets, was a loss of $222.7 million for the year ended December 31, 2024. The Company's year-end stock price increase resulted in an increase in its fair value of contingent acquisition liabilities where future Contingent Earnout Consideration and Contingent Holdback

Consideration are marked-to-market on a quarterly basis, significantly impacting net loss and EPS during the year ended December 31, 2024. The fluctuation is non-operating and non-cash in nature. We will continue to review our estimates on a quarterly basis over the remaining earnout period until 2026. See Note 12 to our consolidated financial statements included within this report for more information.

Amortization of Intangibles Assets

Amortization of acquired developed technology is included within cost of revenues, while the amortization of other intangible assets, including acquired customer relationships, tradename and conversation data, are included within cost of revenues and amortization of intangible assets in the Company's consolidated statement of operations and comprehensive loss. All intangible assets are amortized on a straight-line basis over their estimated useful lives.

The following table summarizes the amortization of intangible assets by operating expense category ($ in thousands):

	Years Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Cost of revenues	$ 7,696	$ —	$ 7,696	100%
Amortization of intangible assets	7,116	—	7,116	100%
Total amortization	$ 14,812	$ —	$ 14,812	100%

Restructuring

There were no restructuring expenses resulting from the Restructuring Plan recorded in the year ended December 31, 2024 as the Restructuring Plan was complete as of December 31, 2023, compared to $4.6 million of expenses incurred in the year ended December 31, 2023. Refer to "Liquidity and Capital Resources" for additional information.

Loss on Extinguishment of Debt

The $15.6 million increase in loss on extinguishment of debt during the year ended December 31, 2024 was attributable to a loss on the repayment of Amelia Debt in December 2024 and the repayment of Term Loan in June 2024. See Note 10 to our consolidated financial statements included within this report for more information.

Interest Expense

Interest expense decreased by $4.6 million, or 27%, in 2024 compared to 2023. The decrease in interest expense was primarily attributable to the early repayment of Term Loan in June, 2024 and the interest expense from on our SVB March 2021 Note and SCI June 2021 Note in the year ended December 31, 2023, which were terminated at the time that the Term Loan was obtained in April 2023. The decrease in interest expense was partially offset by the increased interest expense of $2.0 million from Amelia Debt in the year ended December 31, 2024. We expect interest expense will decrease as a result of the extinguishment of Term Loan and Amelia Debt.

Other Income (Expense), Net

The following table summarizes our other income (expense), net by type ($ in thousands):

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Interest income	$ 8,370	$ 2,866	$ 5,504	192%
Loss on change in fair value of ELOC program	—	(1,901)	1,901	*
Gain on bargain purchase	1,223	—	1,223	*
Other income (expense), net	(371)	190	(561)	(296)%
Total other income (expense), net	$ 9,222	$ 1,155	$ 8,067	699%

*   Not meaningful

Interest Income

Interest income increased by $5.5 million, or 192%, in 2024 compared to 2023. The increase was primarily attributable to interest earned on greater money market and treasury bond balances during 2024 as we engaged in significant transactions that increased our liquidity. Refer to "Liquidity and Capital Resources" for a discussion of the changes in our business that led to an increase in cash for the year ended December 31, 2024.

Loss on Change in Fair Value of Equity Line of Credit Program

We recorded losses on changes in the fair value of the derivative liability associated with the ELOC (as defined below) of $1.9 million for the year ended December 31, 2023. There was no change in fair value of the derivative liability associated with the ELOC for the year ended December 31, 2024 as we sold the entirety of the 25,000,000 shares under the ELOC during the year ended December 31, 2023.

Gain on Bargain Purchase

The gain on bargain purchase of $1.2 million was recorded within other income (expense), net in the consolidated statements of operations and comprehensive loss in the year ended December 31, 2024 as a result of a favorable fair value of identifiable net assets acquired from an immaterial acquisition at the date of acquisition as compared with the purchase price. See Note 3 to our consolidated financial statements included within this report for more information.

Provision (benefit) for Income Taxes

	Year Ended December 31,		Change	
($ in thousands)	2024	2023	$	%
Provision (benefit) for income taxes......	$ (9,247)	$ 3,914	$ (13,161)	(336)%

Provision (benefit) for income taxes decreased by $13.2 million, or 336%, in 2024 compared to 2023. This decrease was primarily attributed to increased tax benefit from acquisitions.

Liquidity and Capital Resources

Total unrestricted cash and cash equivalents on hand as of December 31, 2024 was $198.2 million. Although we have incurred recurring losses each year since its inception, we expect we will be able to fund our operations for at least the next twelve months. We believe we will meet longer-term expected future cash requirements and obligations through a combination of cash flows from operating activities, available cash balances and expected cash proceeds from the future at-the-market equity program. See Note 23 to our consolidated financial statements included within this report for more information on the cash proceeds from the at-the-market equity program launched subsequent to December 31, 2024. Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

Sources of Cash and Material Cash Requirements

Our principal sources of liquidity are our cash and cash equivalents, which are sourced primarily from the sale of marketable securities. The primary uses of cash include the funding of operating expenses, as well as acquisition related costs.

The following table presents our material cash requirements for future periods:

	Year Ended December 31,		
	2025	Thereafter	Total
Cloud service provider agreement	14,000	64,000	78,000
Operating leases	2,152	2,669	4,821
Finance leases	56	18	74
Total material cash requirements	$ 16,208	$ 66,687	$ 82,895

Equity Distribution Agreement

We entered into the Equity Distribution Agreement with Citigroup Global Markets Inc., Barclays Capital Inc., Wedbush Securities Inc., Northland Securities, Inc. and Ladenburg Thalmann & Co. Inc. on April 9, 2024 with regards to an at-the-market equity program. Under this program, we were able to offer and sell up to $150.0 million of shares of our Class A Common Stock from time to time through the managers. Sales of Class A Common Stock under the Equity Distribution Agreement were made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act. The managers were entitled to commission at a fixed rate of 2.5% of the gross sales price per share for their services in acting as agents in the sale of our Class A Common Stock.

During the year ended December 31, 2024, we sold a total of 31,694,198 shares of our Class A common stock under the Equity Distribution Agreement, at a weighted-average price of $4.73 per share and raised $150.0 million of gross proceeds. After deducting approximately $3.7 million, of commissions and offering costs incurred by us, the net proceeds from sales of Class A common stock was $146.2 million during the year ended December 31, 2024. As of December 31, 2024, we had no remaining capacity to sell our Class A common stock under the Equity Distribution Agreement.

Execute Equity Distribution Agreement

On November 12, 2024, the Company entered into an Execute Equity Distribution Agreement (the "Execute Equity Distribution Agreement") with Barclays Capital Inc., Piper Sandler & Co., D.A. Davidson & Co., H.C. Wainwright & Co., LLC, and Joseph Gunnar & Co., LLC with respect to an at-the-market equity program under which we were able to offer and sell up to $120.0 million of shares of our Class A Common Stock from time to time through the agents. Sales of Class A Common Stock under the Execute Equity Distribution Agreement were made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act. The agents were entitled to commission at a fixed rate of 2.5% of the gross sales price per share for their services in acting as agent in the sale of the Company's Class A Common Stock.

During the year ended December 31, 2024, we sold a total of 16,224,989 shares of our Class A common stock under the Execute Equity Distribution Agreement, at a weighted-average price of $7.40 per share and raised $120.0 million of gross proceeds. After deducting approximately $3.0 million of commissions and offering costs incurred by us, the net proceeds from sales of Class A common stock was $117.0 million during the year ended December 31, 2024. As of December 31, 2024, the Company had no remaining capacity to sell the Company's Class A common stock under the Execute Equity Distribution Agreement.

SYNQ3 Acquisition

On January 3, 2024 (the "SYNQ3 Acquisition Date"), we acquired all of the issued and outstanding equity of SYNQ3, a leading provider of voice AI and other technology solutions to the restaurant industry, for total purchase consideration of $15.8 million (the "SYNQ3 Acquisition").

The total purchase consideration includes $3.9 million in cash paid and 5,755,910 in shares of our Class A Common Stock issued as of the SYNQ3 Acquisition Date. We also withheld purchase consideration of $0.5 million in cash and 1,179,514 shares of our Class A Common Stock, subject to customary net working capital adjustments, to partially secure the indemnification obligations of SYNQ3's former stockholders under the merger agreement and agreed to pay up to $0.8 million in cash and 1,434,936 in shares of our Class A Common Stock to certain former stockholders of SYNQ3 based upon the achievement of specified future milestones. We also issued 2,033,156 restricted shares of our Class A Common Stock subject to time and performance-based vesting conditions.

We incurred $2.1 million in acquisition related expenses, of which $1.0 million were incurred during the year ended December 31, 2024 and recorded as general and administration expenses in its consolidated statements of operations and comprehensive loss.

Holdback

The $0.5 million in cash and 1,179,514 shares of our Class A Common Stock is being withheld for a period of 15 months (the "Holdback Amount"). We determined that there are two components to the Holdback Amount related to deferred consideration and contingent consideration, each comprised of cash and shares.

The deferred cash holdback consideration of $0.1 million and the deferred share holdback consideration of 361,145 shares of our Class A Common Stock (collectively, the "Deferred Consideration") were not recognized as of the SYNQ3 Acquisition Date as such amounts were offset by the indemnification obligations of SYNQ3's former stockholders.

The contingent cash and share holdback consideration to be issued is variable ("Contingent Holdback Consideration"). Final amounts to be issued will be reduced based upon future actions and settlements with third parties to resolve assumed contingent sales tax liabilities and certain other assumed contingent liabilities of SYNQ3 in connection with the SYNQ3 Acquisition. We accounted for the Contingent Holdback Consideration as a liability on the consolidated balance sheet. As of the SYNQ3 Acquisition Date, the Contingent Holdback Consideration was estimated to be $0.6 million in aggregate and to be settled in $0.1 million cash and the remainder in shares of our Class A Common Stock. During the year ended December 31, 2024, we issued 38,277 shares of our Class A Common Stock and paid an immaterial amount in cash from the Contingent Holdback Consideration to SYNQ3's former stockholders as a result of the net working capital adjustments settled during the year. The Contingent Holdback Consideration will be subsequently remeasured at each reporting date with changes in fair value recognized as a component of operating expense on our consolidated statement of operations and comprehensive loss. For the year ended December 31, 2024, we recognized a loss of $3.7 million related to the Contingent Holdback Consideration.

Contingent SYNQ3 Earnout Consideration

We also agreed to pay in aggregate up to $0.8 million in cash and 1,434,936 in shares of Class A Common Stock, to certain stockholders of SYNQ3 based on tiered annual revenue targets for each fiscal year 2024, 2025 and 2026 (the "Contingent SYNQ3 Earnout Consideration"). We accounted for the Contingent SYNQ3 Earnout Consideration as a liability within contingent acquisition liabilities on our consolidated balance sheets and will subsequently remeasure the liability at each reporting date with changes in fair value recognized as a component of operating expense in our consolidated statement of operations and comprehensive loss. As of the SYNQ3 Acquisition Date, the Contingent SYNQ3 Earnout Consideration was estimated to be $1.7 million in aggregate and to be settled in $0.2 million cash and the remainder in shares of our Class A Common Stock. For the year ended December 31, 2024, we recognized a loss of $7.0 million related to the Contingent SYNQ3 Earnout Consideration, reflected in the change in fair value of contingent acquisition liabilities in the consolidated statement of operations and comprehensive loss. As of December 31, 2024, the 2024 revenue target was not met but we assessed the 2025 and 2026 revenue target were probable of being met, and no earnout consideration was issued during the year ended December 31, 2024.

Restricted stock awards

The 2,033,156 restricted shares of our Class A Common Stock issued at the SYNQ3 Acquisition Date to certain continuing employees of SYNQ3 subject to time and performance-based vesting conditions was determined to be a separate transaction from the SYNQ3 Acquisition and therefore is excluded from purchase consideration.

Restricted stock units

As a condition of the SYNQ3 Acquisition, we additionally granted certain employees awards with future vesting conditions. As a result, we determined that these awards should be accounted for separately from the SYNQ3 Acquisition and therefore are excluded from purchase consideration.

During the year ended December 31, 2024, we recorded measurement period adjustments to decrease the deferred revenue by $0.1 million as the revenue recognition criteria had been met at the acquisition date and to increase the accrued liabilities by $1.8 million resulting from a pre-acquisition legal settlement, and to decrease the deferred tax liability assumed by $0.2 million. Refer to Note 8 to these consolidated financial statements for more information on the legal proceedings. These measurement period adjustments resulted in a decrease of $0.1 million in deferred cash consideration, $0.6 million in deferred equity consideration, and $0.4 million in contingent holdback consideration in accordance with the merger agreement. As a result of the adjusted acquisition-date fair value of assets acquired and liabilities assumed, we recorded an increase of $0.2 million to the goodwill recognized. The measurement period adjustments were recorded in the consolidated financial statements as of and for the year ended December 31, 2024 and were made to reflect facts and circumstances that existed as of the SYNQ3 Acquisition Date. The purchase price allocation has been finalized as of December 31, 2024.

Amelia Acquisition

On August 6, 2024 (the "Amelia Acquisition Date"), we completed the acquisition of Amelia Holdings, Inc. (the "Amelia Acquisition"), a privately-held conversational AI software company involved in the development and delivery of AI and automation solutions and related services to improve customer experience and optimize business outcomes.

On the Amelia Acquisition Date, we issued a total of 3,809,520 shares of the SoundHound Class A common stock to the sellers. Pursuant to the terms of the purchase agreement, we also issued and deposited 2,149,530 shares of the SoundHound Class A common stock into an escrow account in order to partially secure the indemnification obligations of the selling shareholders under the purchase agreement. We also paid $8.4 million of cash for seller transaction expenses in connection with the closing of the Amelia Acquisition. We agreed to issue up to 16,822,429 shares to the selling shareholders based on achievement of certain revenue targets in fiscal years 2025 and 2026. The fair value of the preliminary purchase consideration was $98.6 million.

In connection with the Amelia Acquisition, we assumed the amended senior secured term loan facility from Amelia in an aggregate principal amount of $121.5 million ("Amelia Debt"). See Note 10 to our consolidated financial statements included within this report for more information on the Amelia Debt.

Escrow Consideration

On the Amelia Acquisition Date, we issued and deposited 2,149,530 shares of our Class A Common Stock into and escrow account in order to partially secure the indemnification obligations of the selling shareholders under the purchase agreement. We accounted for the escrow consideration as equity issued as part of consideration transferred. Upon the settlement of any valid indemnification claims against the sellers, the escrow agent will return a number of shares to us equal to the dollar value of the indemnified loss divided by the reference price of $5.35 as stipulated in the purchase agreement. We concluded that this variability in settlement value is a derivative that is requirement to be remeasured to fair value due to changes in stock price. This derivative did not have a material impact to the financial statements for the year ended December 31, 2024. Upon the expiration of the escrow period, any remaining shares in the escrow account will be released to the selling shareholders.

Contingent Amelia Earnout Consideration

We agreed to pay up to 16,822,429 in shares of Class A Common Stock to the selling shareholders based on achievement of certain revenue targets in fiscal years 2025 and 2026 (the "Contingent Amelia Earnout Consideration"). We accounted for the Contingent Amelia Earnout Consideration as a liability within contingent acquisition liabilities on our consolidated balance sheet and will subsequently remeasure the liability at each reporting date with changes in fair value recognized as a component of operating expense in our consolidated statement of operations and comprehensive loss. As of the Amelia Acquisition Date, the Contingent Amelia Earnout Consideration had an estimated fair value of $66.3 million and will be settled in shares of our Class A Common Stock. For the year ended December 31, 2024, we recognized a $211.9 million loss related to the Contingent Amelia Earnout Consideration, reflected in the change in fair value of contingent acquisition liabilities in the consolidated statement of operations and comprehensive loss. See Note 12 to our consolidated financial statements included within this report for more information on the fair value measurement of Contingent Amalia Earnout Consideration. As of December 31, 2024, we assessed the 2025 and 2026 revenue target were probable of being met.

The preliminary purchase price allocation has not been finalized as of December 31, 2024 primarily due to the final assessment of the fair values of the intangible assets, contingent tax liability assumed and fair value of the contingent acquisition liabilities. The fair value estimates of assets acquired and liabilities assumed is pending the completion of various items, including obtaining further information regarding the identification and valuation of all assets acquired and liabilities assumed. Any adjustments to the estimates of purchase price allocation will be made in the periods in which the adjustments are determined, and the cumulative effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. We expect to finalize the purchase price allocation within 12 months from the Amelia Acquisition Date.

During the year ended December 31, 2024, we recorded measurement period adjustments to increase the cash consideration by $12.8 thousand, to decrease the accounts receivable by $0.2 million, increase the accrued liabilities by $0.9 million due to additional payroll taxes identified, to decrease the non-current income tax liabilities by $1.8 million due to the change of pre-acquisition tax exposures subsequent to the acquisition. As a result of the adjusted acquisition-date fair value of cash consideration, assets acquired and liabilities assumed, we recorded a decrease of $0.7 million to the goodwill recognized. The measurement period adjustments were recorded in the consolidated financial statements as of and for the year ended December 31, 2024 and were made to reflect facts and circumstances that existed as of the Amelia Acquisition Date. In addition to the measurement period adjustments, we also recorded adjustments to correct certain errors in the preliminary purchase price allocation that existed as of the acquisition date during the year ended December 31, 2024, which decreased the contingent earnout consideration by $5.3 million, decreased the accounts payable by $3.7 million, decreased the accrued liabilities by $1.2 million, increased deferred revenue by $0.3 million and increased the deferred tax liabilities by $0.7 million. As a result of the adjusted acquisition-date fair value of contingent earnout consideration recognized, assets acquired and liabilities assumed, we recorded a decrease of $9.3 million to the goodwill recognized. The identified error related to the contingent earnout consideration had an immaterial impact to the change in fair value from the acquisition date through September 30, 2024, which would have been recorded in change in fair value of contingent acquisition liabilities in the consolidated statements of operations and comprehensive loss.

Other Acquisition

On June 14, 2024, we completed an immaterial acquisition for total preliminary purchase consideration of $1.0 million. As part of the acquisition, we acquired net assets of $2.2 million, including intangible assets of $2.6 million, and recognized a preliminary gain on bargain purchase of $1.2 million within other income (expense), net in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2024, resulting from a favorable fair value of identifiable net assets acquired at the date of acquisition as compared with the purchase price. We were able to negotiate a bargain purchase price as a result of the recurring losses and pre-filing bankruptcy status of the selling entity.

The preliminary purchase price allocation has not been finalized as of December 31, 2024 primarily due to the final assessment of the fair values of the intangible assets. The fair value estimates of assets acquired and liabilities assumed is pending the completion of various items, including obtaining further information regarding the identification and valuation of all assets acquired and liabilities assumed. Any adjustments to the estimates of purchase price allocation will be made in the periods in which the adjustments are determined, and the cumulative effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. We expect to finalize the purchase price allocation within 12 months from the acquisition date.

We incurred $0.1 million in acquisition related expenses during the year ended December 31, 2024 and recorded as general and administration expenses in its consolidated statements of operations and comprehensive loss.

Sales Agreement

On July 28, 2023, we entered into the Sales Agreement with Cantor Fitzgerald & Co., H.C. Wainwright & Co., LLC, and D.A. Davidson & Co., pursuant to which we were able to offer and sell up to $150.0 million of shares of our Class A Common Stock from time to time through or to the sales agents acting as agent or principal. Sales of our Class A Common Stock under the Sales Agreement were made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act. The sales agents were entitled to aggregate compensation at a fixed commission rate of 2.5% of the gross sales price per share sold under the Sales Agreement. We agreed to reimburse the sales agents for certain specified expenses, including the reasonable and documented fees and disbursements of its legal counsel in an amount of $75 thousand in the aggregate in connection with the execution of the Sales Agreement.

During the year ended December 31, 2024, we sold a total of 37,907,219 shares of our Class A common stock under the Sales Agreement at a weighted-average price of $3.62 per share and raised $137.3 million of gross proceeds, which resulted in complete utilization of the Sales Agreement as of March 31, 2024. After deducting approximately $3.4 million of commissions and offering costs incurred by us, the net proceeds from sales of Class A common stock was $133.8 million.

Debt Financing

On April 14, 2023 (the "Term Loan Closing Date"), we entered into a Senior Secured Term Loan Credit Agreement (the "Credit Agreement") with ACP Post Oak Credit II LLC, as Administrative Agent and Collateral Agent for the Lenders (the "Agent"), and the lenders from time to time party thereto (the "Lenders"). The Credit Agreement provided for a term loan facility in an aggregate principal amount of up to $100.0 million, the entirety of which was funded on the Term Loan Closing Date.

As of June 30, 2024, the interest rate was approximately 14.0%. Subject to certain exceptions as set forth in the Credit Agreement, interest on the Term Loan is payable quarterly in arrears on the last business day of each fiscal quarter. The Term Loan was set to mature on April 14, 2027 (the "Maturity Date"). The Credit Agreement provided for no scheduled principal payments prior to the Maturity Date. Refer to Note 10 of the consolidated financial statements for further information regarding the Credit Agreement, and amortization of the debt issuance cost and debt discount.

On June 7, 2024, we entered into a letter agreement (the "Payoff Letter") to prepay in full all indebtedness and other amounts outstanding and owing under the Credit Agreement. In connection with the Term Loan prepayment, we paid a total of $105.6 million on June 7, 2024, which consisted of (i) the remaining principal amount outstanding of $100.0 million, (ii) a prepayment premium of $5.0 million, (iii) transaction expenses of $0.6 million, resulting in a loss on debt extinguishment of $15.6 million. Accordingly, the accrued and unpaid interest of $2.6 million was waived under the Payoff Letter.

Amelia Debt

In connection with the Amelia Acquisition, we assumed the amended senior secured term loan facility from Amelia in an aggregate principal amount of $121.5 million ("Amelia Debt") and on August 7, 2024, we paid $70.0 million in cash to pay down a portion of the outstanding principal balance and issued 2,943,917 shares of Class A common stock to settle certain fees associated with the Amelia Debt. The remaining outstanding balance of $39.7 million had a maturity date of June 30, 2026 (the "Maturity Date") and provided, at our election, for payment of a portion of interest in cash or in kind ("PIK"), in which case interest would be capitalized and added to the outstanding principal amount, with principal and accrued interest due at the Maturity Date.

On December 3, 2024, we entered into a letter agreement (the "Amelia Debt Payoff Letter") to prepay in full all indebtedness and other amounts outstanding and owing under the Amelia Debt Credit Agreement. In connection with the Amelia Debt prepayment, we paid a total of $39.8 million on December 4, 2024, which consisted of the remaining principal amount outstanding of $39.8 million and transaction expenses of $42 thousand, resulting in a loss on debt extinguishment of $42 thousand. Refer to Note 10 of the consolidated financial statements for further information regarding the Amelia Debt.

Equity Line of Credit (ELOC)

On August 16, 2022, we entered into a common stock purchase agreement (the "Common Stock Purchase Agreement") and related registration rights agreement (the "CFPI Registration Rights Agreement") with CF Principal Investments LLC (the "Counterparty"). Pursuant to the Common Stock Purchase Agreement, we had the right to sell to the Counterparty up to the lesser of (i) 25,000,000 shares of Class A Common Stock and (ii) the Exchange Cap (as defined in the Common Stock Purchase Agreement), subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement (the "ELOC Shares"). On February 14, 2023, our Registration Statement on Form S-1 registering the resale of the ELOC Shares (the "ELOC Registration Statement") was declared effective. On March 31, 2023, a post-effective amendment to the ELOC Registration Statement was declared effective. During the year ended December 31, 2023, we sold the entirety of the 25,000,000 shares under the ELOC program for aggregate proceeds of approximately $71.7 million.

Series A Preferred Stock

On or around January 20, 2023, we entered into Preferred Stock Purchase Agreements with certain investors (the "Investors"), pursuant to which we issued and sold to the Investors an aggregate of 835,011 shares of our newly designated Series A Convertible Preferred Stock for an aggregate issue price of approximately $25.0 million.

Each share of Series A Preferred Stock was convertible, at the option of the holder, into such number of shares of Class A Common Stock equal to the liquidation preference per share ("Liquidation Preference") at the time of conversion divided by $1.00 (the "Conversion Price"). In addition, each share of Series A Preferred Stock would automatically convert into shares of Class A Common Stock at the Conversion Price on or after January 20, 2024 if and when the daily volume-weighted average closing price per share of Class A Common Stock is at least 2.5 times the Conversion Price for each of any 90 trading days during any 120 consecutive trading day period, which 120-trading day period may commence (but may not end) prior to January 20, 2024. During the year ended December 31, 2024, 475,005 shares of preferred stock were converted into 16,624,215 shares of Class A Common Stock. The conversion was pursuant to the original terms of the agreement and therefore the carrying value of Series A Preferred Stock was converted into Class A Common Stock with no gain or loss upon conversion.

As of December 31, 2024, all the Series A Preferred Stock have been converted to Class A Common Stock.

The holders of Series A Preferred Stock were entitled to cumulative dividends payable for such share at the rate of 14% per annum, compounding semi-annually to Liquidation Preference on January 1 and July 1 of each year. Total cumulative dividends attributable to Series A Preferred Stock for the year ended December 31, 2024 were $0.4 million.

Contractual and Other Obligations

Because we expect to continue investing in software application and development, we enter into various contracts and agreements to increase our availability of capital. Cash that is received through these obligations is used to meet both short- and long-term liquidity requirements as discussed above. These requirements generally include funding for the research and development of software, the development of applications that enable voice interaction, marketing programs and personnel-related costs. The primary types of obligations into which we enter include contractual obligations, operating and finance lease obligations and a diversified spread of debt instruments. See Note 8, Note 10 and Note 16 to our consolidated financial statements included within this Annual Report on Form 10-K for more information.

Cash Flows

The following table summarizes our cash flows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Net cash used in operating activities	$ (108,878)	$ (68,265)
Net cash used in investing activities	(12,372)	(392)
Net cash provided by financing activities	210,906	168,237
Effects of exchange rate changes on cash	225	(20)
Net change in cash, cash equivalents, and restricted cash equivalents	$ 89,881	$ 99,560

Cash Flows Used in Operating Activities

Net cash used in operating activities was $108.9 million during 2024 compared to $68.3 million during 2023. The $40.6 million decrease in cash used in operating activities was primarily due to our increased net loss of $261.7 million, a net decrease in changes in operating assets and liabilities of $15.8 million, an increase in deferred income taxes of $12.2 million resulting from the tax benefit from acquisitions, a decrease in amortization of debt issuance cost of $3.8 million, a decrease in loss on change in fair value of ELOC program of $1.9 million, and a decrease in non-cash lease amortization of $0.7 million, a net increase in other non-cash loss of $0.7 million, and an increase in foreign currency gain from remeasurement of $0.2 million. This was partially offset by an increase of $222.7 million in change in the fair value of contingent acquisition liabilities, $14.8 million in loss on early extinguishment of debt, $13.7 million in depreciation and amortization, and $5.2 million in stock-based compensation. The main driver for the increased operating cash outflow was the acquisitions closed during 2024, which resulted in the higher operating expenses, such as personnel related costs and acquisition related costs, compared to the prior year.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $12.4 million during 2024 compared to $0.4 million during 2023. The $12.0 million increase in cash used in investing activities was primarily driven by the payments related to acquisitions of $11.7 million and an increase in purchases of property and equipment of $0.2 million.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities was $210.9 million during 2024 compared to $168.2 million during 2023. The $42.7 million increase in cash provided by financing activities was primarily due to the $384.5 million increase in net proceeds from sales of Class A Common Stock under the Sales Agreement, Equity Distribution Agreement and Execute Equity Distribution Agreement, and an increase of $29.7 million in proceeds from exercise of stock options and employee stock purchase plan. This was partially offset by the $215.4 million of the repayment of Term Loan and Amelia Debt during the year ended December 31, 2024 compared to the $35.0 million of the repayment of SVB

March 2021 Note and the SCI June 2021 Note during the year ended December 31, 2023, $71.6 million decrease in net proceeds from sales of Class A Common Stock under the ELOC program during the year ended December 31, 2023, a decrease of $85.1 million in net proceeds from the issuance of Term Loan, a decrease of $24.9 million in net proceeds from the one-time issuance of Series A Preferred Stock, and a decrease of $9.4 million in net proceeds from the issuance of common stock during the year ended December 31, 2024.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Indemnification Agreements

We enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these arrangements is not determinable. Additionally, we have, and may in the future, indemnify third parties in connection with our issuance of securities (including pursuant to our at-the-market offering program) and in connection with acquisitions of other companies. Our liability is generally limited to the aggregate amount of consideration actually received in these instances. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these agreements is minimal.

Critical Accounting Policies and Significant Management Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements included elsewhere in this report that have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported income (loss) generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgement about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

We believe that the assumptions, judgments and estimates involved in the accounting for revenue recognition, derivative liabilities, warrant liabilities, stock-based compensation, business combinations, contingent consideration, goodwill, and intangible assets with definite lives, have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules requiring us to make judgments and estimates, and consequently, we consider these to be our critical accounting policies.

Revenue Recognition

We recognize revenue with customers in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. We primarily derive revenue from the following performance obligations: (1) hosted services, (2) professional services, (3) monetization, and (4) licensing. We apply significant judgement in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition.

Hosted Services

Hosted services, along with non-distinct customization, integration, maintenance and support professional services, allow customers to access the Houndify and Amelia software platform over the contract period without taking possession of the software.

We have determined that the hosted services arrangements are a single performance obligation comprised of a series of distinct services, since each day of providing access to hosted services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided. These services are provided either on a usage basis (i.e., variable consideration) or on a fixed fee subscription basis. We recognize revenue as each distinct service period is performed.

Hosted services generally include up-front services to develop and/or customize the application to each customer's specification. Judgement is required to determine whether these professional services are distinct from the hosted services. In making this determination, factors such as the degree of integration, the customers' ability to start using the software prior to customization, and the availability of these services from other independent vendors are considered.

In instances where we concluded that the up-front services are not distinct performance obligations, revenue for these activities is recognized over the period which the hosted services are provided and is included within hosted services revenue.

All revenues derived as a result of the SYNQ3 Acquisition, and substantial revenues derived as a result of the Amelia Acquisition are categorized as hosted services revenue.

Professional Services

Revenue from distinct professional services, such as non-integrated development services and other professional services, are either recognized over time based upon the progress towards completion of the project, or at a point in time at project completion, depending on the nature of the arrangement. Measuring the stage of completion of a project requires significant judgement and estimates, including actual efforts spent in relation to estimated total costs, and percentage of completion based on input and output measures.

Monetization

Monetization revenues are primarily derived from advertising payments associated with ad impressions placed on the SoundHound music identification application. The amount of revenue is based on actual monetization generated or usage, which represents variable consideration with the constrained estimate. Therefore, we recognize the related revenues when advertisements are placed, when commissions are paid, or when the SoundHound application is downloaded. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as a principal or an agent in the transaction. We have determined that we do not act as the principal in monetization arrangements because we do not control the transfer of the service and it does not set the price. Based on these factors, we report revenue on a net basis.

Licensing

We license voice and Amelia's software solutions that are embedded in customers' products or services. Licensing revenue is a distinct performance obligation that is recognized when control is transferred to the customer, which is at a point in time for non-customized solutions. For licenses with non-distinct customized solutions, revenues are recognized over time based on the progress towards completion of the customized solution. Revenues generated from licensing are on usage-based arrangements with a per unit pricing or on fixed considerations. The Company records licensing revenue relating to usage-based royalty arrangements in the same period in which the underlying usage occurs. Licensing revenue on fixed considerations including fixed fee and minimum guarantee from usage-based arrangements are recognized when the Company grants the customer the right to use and benefit from the license at the start of the licensing period. Licenses may include post-contract support, which is a distinct performance obligation and revenue from post-contract support is recognized ratably over the licensing period.

When a contract has multiple performance obligations, the transaction price is allocated to each performance obligation based on its relative estimated standalone selling price ("SSP"). Judgments are required to determine the SSP for each distinct performance obligation. SSP is determined by maximizing observable inputs from pricing of standalone sales, when possible. Since prices vary from customer to customer based on customer relationship, volume discount and contract type, in instances where the SSP is not directly observable, we estimate SSP by considering the following factors:

- Costs of developing and supplying each performance obligation;

- Industry standards;

- Major product groupings; and

- Gross margin objectives and pricing practices, such as contractually stated prices, discounts offered and applicable price lists.

These factors may vary over time, depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors considered change or should future facts and circumstances lead us to consider additional factors, our best estimate of SSP may also change. When such observable data is not available because there is a limited number of transactions or prices are highly variable, the Company will estimate the standalone selling price using the residual approach.

Common Stock Offerings

We enter into certain agreements to sell common stock with counterparties to further support our growth strategy through initiatives such as accretive acquisitions and internal investments, to bolster working capital and for general corporate purposes. We evaluate our common stock purchase agreements to determine whether they are indexed to our own common stock, and therefore whether they should be accounted for as derivatives with changes in fair value as other income (expense), net in the consolidated statement of operations and comprehensive loss in the period in which they occur. We subsequently assess the changes in the fair value of the derivative liability and record these changes through profit or loss in the consolidated statements of operations and comprehensive loss.

Warrants

We determine whether to classify contracts, such as warrants, that may be settled in our own stock as equity of the entity or as a liability. An equity-linked financial instrument must be considered indexed to the Company's own stock to qualify for equity classification. We classify warrants as liabilities for any contracts that may require a transfer of assets. Warrants classified as liabilities are accounted for at fair value and remeasured at each reporting date until exercise, expiration or modification that results in equity classification. Any change in the fair value of the warrants is recognized as other expense, net in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees, directors and other service providers based on their fair value on the date of grant and recognize compensation expense of those awards over the requisite service period. We recognize the impact of forfeitures on stock-based compensation expense as forfeitures occur. We apply the straight-line method of expense recognition. We use the Black-Scholes option-pricing model to determine the fair value of stock options and ESPP shares. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions to determine the fair value of the awards, including the expected term of the award and the price volatility of the underlying stock. We calculate the fair value of the awards by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility — We estimate volatility for the awards by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the award grant for a term that is approximately equal to the awards' expected term.

Expected Term — The expected term of the awards represents the period that the stock-based awards are expected to be outstanding. We have elected to use the midpoint between the stock options' vesting term and contractual expiration period to compute the expected term, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. For the valuation of ESPP shares, we use the period of time from the valuation date to the purchase date.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the awards' expected term at the grant date.

Expected Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, expected dividend yield is zero.

Business Combinations and Contingent Consideration

Business combinations are accounted for using the acquisition method. We allocate the fair value of the purchase price of an acquisition to the assets acquired and liabilities assumed, based on their estimated fair values as of the date of acquisition. The excess of the fair value of the purchase price over the fair values of these net tangible and intangible assets acquired is recorded as goodwill. Fair value of the acquired intangible assets was determined using an income approach, specifically the multi-period excess earnings method, relief-from-royalty method, or the with-and-without method, depending on the nature of the respective assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but the estimates and assumptions are inherently uncertain and subject to refinement. The significant judgments and assumptions used in valuing the developed technology include revenue growth rates, prospective financial information for cost of sales, research and development expenses and, other operating expenses, the discount rate, the technological obsolescence rate, and contributory asset charges. For customer relationships, the significant judgments and assumptions include revenue growth rates, customer attrition rate, prospective financial information for cost of sales and fixed and variable operating expenses and the discount rate. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, we may make adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the measurement period's conclusion or final determination of the fair value of the purchase price of an acquisition, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations in the period they are identified. Acquisition-related expenses are recognized separately from the business combination and expensed as incurred.

Certain business combinations include contingent consideration arrangements, which are generally based on achievement of future financial performance or future events. If it is determined the contingent consideration arrangement is not compensatory, we estimate fair value of contingent consideration payments as part of the initial purchase price and record the estimated fair value of contingent consideration as a liability in the consolidated balance sheet. We review and assess the estimated fair value of contingent consideration each reporting period, and the updated fair value could differ materially from the initial estimates. Adjustments to estimated fair value related to changes in fair value are reported as change in fair value of contingent acquisition liabilities in our consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized but tested annually for impairment or when indicators of impairment are present. The test for goodwill impairment involves a qualitative assessment of impairment indicators. If indicators are present, a quantitative test of impairment is performed. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. Our policy is to review goodwill for impairment annually on October 1st unless a triggering event requires an analysis sooner. There was no goodwill impairment for the year ended December 31, 2024.

Intangible Assets with Definite Lives

Our intangible assets consist principally of developed technology, customer relationships, tradename, and conversation data. We assess the appropriate method of amortization of the intangible assets that reflects the pattern in which the economic benefits of the intangible assets are consumed. We determined that a straight-line method of amortization was appropriate for its intangible assets. The remaining useful lives of long-lived assets are re-assessed periodically at the asset group level for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Intangible assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of intangible assets with definite lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group's carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. There were no intangible asset impairments in any of the periods presented.

Recent Accounting Pronouncements

See Note 2 of our notes to the consolidated financial statements included within this Annual Report on Form 10-K for information regarding recent accounting pronouncements that are of significance, or potential significance to us.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Foreign Exchange Risk

Our financial statements are presented in U.S. dollars, which is also the functional currency for our foreign operations. Where transactions may be denominated in foreign currencies, we are subject to market risk with respect to fluctuations in the relative value of currencies. During the years ended December 31, 2024 and December 31, 2023, we recorded the exchange rate losses of approximately $0.7 million and $0.5 million, respectively. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results.

Item 8.   Financial Statements and Supplementary Data

<p style="text-align:center">**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**</p>

	Page No.
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP, PCAOB ID:238)	65
Report of Independent Registered Public Accounting Firm (Armanino LLP, PCAOB ID: 32)	69
Consolidated Balance Sheets	70
Consolidated Statements of Operations and Comprehensive Loss	71
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)	72
Consolidated Statements of Cash Flows	75
Notes to Consolidated Financial Statements	77

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SoundHound AI, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SoundHound AI, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company not designing and maintaining (i) an effective control environment due to insufficient oversight of activities related to internal control over financial reporting due to lack of an appropriate level of experience and training commensurate with the Company's financial reporting requirements, (ii) effective controls to respond to changes to the risks of material misstatement to financial reporting which resulted in the Company, including the SYNQ3 and Amelia entities which were acquired during 2024, not designing and maintaining effective controls related to substantially all accounts and disclosures, (iii) effective controls to identify and appropriately account for certain non-routine, unusual or complex transactions, including accounting for complex financing transactions and acquisitions, (iv) effective controls to verify appropriate segregation of duties, including assessment of incompatible duties and addressing conflicts on a timely basis, and (v) effective controls over certain information technology general controls over information systems that are relevant to the preparation of the Company's financial statements, including not maintaining user access controls, program change management controls, and computer operations controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

As described in Notes 2 and 4 to the consolidated financial statements, the Company derives its revenue primarily from the following performance obligations: (1) hosted services, (2) professional services, (3) monetization and (4) licensing. Contracts are accounted for by management when the parties have approved and committed to the contract, the rights of the parties and payment terms are identifiable, the contract has commercial substance and collectability of consideration is probable. Revenues are generally recognized upon the transfer of control of promised products or services provided to customers, reflecting the amount of consideration the Company expects to receive for those products or services. Management applies significant judgment in identifying and evaluating terms and conditions in contracts which impact revenue recognition. The Company's consolidated revenues for the year ended December 31, 2024 were $84.7 million.

The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are (i) the significant judgment by management in identifying and evaluating terms and conditions in contracts with customers which impact revenue recognition and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to revenue recognition. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified; (ii) obtaining an understanding of management's process for identifying and evaluating terms and conditions in contracts, including evaluating management's determination of the impact of those terms and conditions on revenue recognition; (iii) testing, on a sample basis, (a) the completeness and accuracy of management's identification and evaluation of terms and conditions by examining contracts and (b) revenue transactions by obtaining and inspecting source documents, such as contracts, purchase orders, invoices, proof of delivery, and subsequent cash receipts; (iv) testing, on a sample basis, the timing of recognition of revenue transactions; and (v) testing, on a sample basis, the determination of the standalone selling price of performance obligations and testing the completeness and accuracy of the underlying data used by management in determining standalone selling price of performance obligations.

Acquisition of Amelia Holdings, Inc. — Valuation of Developed Technology and Customer Relationships

As described in Notes 2 and 3 to the consolidated financial statements, on August 6, 2024, the Company completed the acquisition of Amelia Holdings, Inc. (Amelia) for total consideration of $98.6 million. Of the acquired intangible assets, $98.9 million of developed technology and $68.6 million of customer relationships were recorded. Fair value of the acquired intangible assets was determined using an income approach, specifically the multi-period excess earnings method or the with-and-without method, depending on the nature of the respective asset. The significant judgments and assumptions used in valuing the developed technology include revenue growth rates, prospective financial information for cost of sales, research and development expenses and other operating expenses, the discount rate, the technological obsolescence rate, and contributory asset charges. For customer relationships, the significant judgments and assumptions include the discount rate, revenue growth rates, and prospective financial information for cost of sales and fixed and variable operating expenses.

The principal considerations for our determination that performing procedures relating to the valuation of the developed technology and customer relationships acquired in the acquisition of Amelia are (i) the significant judgment by management when developing the fair value estimate of the developed technology and customer relationships acquired; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, prospective financial information for cost of sales, research and development expenses and other operating expenses, the discount rate, the technological obsolescence rate, and contributory asset charges for developed technology, and the discount rate, revenue growth rates, and prospective financial information for cost of sales and fixed and variable operating expenses for customer relationships; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified; (ii) reading the purchase agreement; (iii) testing management's process for developing the fair value estimate of the developed technology and customer relationships acquired; (iv) evaluating the appropriateness of the multi-period excess earnings and with-and-without methods used by management; (v) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and with-and-without methods; and (vi) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, prospective financial information for cost of sales, research and development expenses and other operating expenses, the discount rate, the technological obsolescence rate, and contributory asset charges for developed technology, and the discount rate, revenue growth rates, and prospective financial information for cost of sales and fixed and variable operating expenses for customer relationships. Evaluating management's assumptions related to revenue growth rates, prospective financial information for cost of sales, fixed and variable operating expenses, research and development expenses and other operating expenses involved considering (i) the current and past performance of the Amelia business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings and with-and-without methods; and (ii) evaluating the reasonableness of the discount rate, the technological obsolescence rate, and contributory asset charges assumptions for developed technology and the discount rate assumption for customer relationships.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
March 11, 2025

We have served as the Company's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SoundHound AI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders' deficit, and of cash flows of SoundHound AI, Inc. (the "Company") for the year ended December 31, 2022, including the related notes (collectively, referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Armanino LLP
San Jose, California

We have served as the Company's auditor since 2020. In 2023, we became the predecessor auditor.

March 28, 2023, except for the effects of the tables reflecting the impact of the revisions as of and for the year ended December 31, 2022 discussed in Note 22 to the consolidated financial statements appearing under Item 8 of the Company's 2023 Annual Report on Form 10-K, as to which the date is March 1, 2024, and except for the effects of segment reporting discussed in Note 21 to the consolidated financial statements appearing under Item 8 of the Company's 2024 Annual Report on Form 10-K, as to which the date is March 11, 2025.

SOUNDHOUND AI, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 198,240	$ 95,260
Accounts receivable, net of allowances of $726 and $203 as of December 31, 2024 and 2023, respectively.	23,159	4,050
Contract assets and unbilled revenue, net.	26,645	11,780
Other current assets	7,476	2,452
Total current assets.	255,520	113,542
Restricted cash equivalents, non-current	676	13,775
Right-of-use assets	4,692	5,210
Property and equipment, net.	1,239	1,515
Goodwill	101,704	—
Intangible assets, net.	174,943	—
Deferred tax asset	4	11
Contract assets and unbilled revenue, non-current, net	12,879	16,492
Other non-current assets	2,296	577
Total assets	$ 553,953	$ 151,122
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 5,559	$ 1,653
Accrued liabilities.	26,291	13,884
Operating lease liabilities	1,898	2,637
Finance lease liabilities.	49	121
Income tax liability.	2,750	1,618
Deferred revenue	23,876	4,310
Other current liabilities.	7,319	—
Total current liabilities	67,742	24,223
Operating lease liabilities, net of current portion	2,403	3,089
Deferred revenue, net of current portion	6,862	4,910
Long-term debt	—	84,312
Contingent acquisition liabilities	286,898	—
Income tax liability, net of current portion	3,075	2,453
Other non-current liabilities	4,320	3,967
Total liabilities	371,300	122,954
Commitments and contingencies (Note 7)		
Stockholders' equity (deficit):		
Series A Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; 0 and 475,005 shares issued and outstanding, aggregate liquidation preference of $— and $16,227 as of December 31, 2024 and December 31, 2023, respectively	—	14,187
Class A Common Stock, $0.0001 par value; 455,000,000 shares authorized; 361,096,457 and 216,943,349 shares issued and outstanding as of December 31, 2024 and 2023, respectively.	35	22
Class B Common Stock, $0.0001 par value; 44,000,000 shares authorized; 32,535,408 and 37,485,408 shares issued and outstanding as of December 31, 2024 and 2023, respectively	3	4
Additional paid-in capital.	1,125,470	606,135
Accumulated deficit.	(943,060)	(592,379)
Accumulated other comprehensive income	$ 205	199
Total stockholders' equity	182,653	28,168
Total liabilities and stockholders' equity	$ 553,953	$ 151,122

The accompanying notes are an integral part of these consolidated financial statements.

SOUNDHOUND AI, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues	$ 84,693	$ 45,873	$ 31,129
Operating expenses:			
Cost of revenues	43,309	11,307	9,599
Sales and marketing	29,126	18,893	20,367
Research and development	70,555	51,439	76,392
General and administrative	53,270	28,285	30,443
Change in fair value of contingent acquisition liabilities	222,670	—	—
Amortization of intangible assets	7,116	—	—
Restructuring	—	4,557	—
Total operating expenses	426,046	114,481	136,801
Loss from operations	(341,353)	(68,608)	(105,672)
Other expense, net:			
Loss on early extinguishment of debt	(15,629)	(837)	—
Interest expense	(12,168)	(16,733)	(6,893)
Other income (expense), net	9,222	1,155	(1,259)
Total other expense, net	(18,575)	(16,415)	(8,152)
Loss before provision (benefit) for income taxes	(359,928)	(85,023)	(113,824)
Provision (benefit) for income taxes	(9,247)	3,914	2,889
Net loss	(350,681)	(88,937)	(116,713)
Cumulative dividends attributable to Series A Preferred Stock	(416)	(2,774)	—
Net loss attributable to SoundHound common shareholders	(351,097)	(91,711)	(116,713)
Other comprehensive loss:			
Unrealized gains on investments	6	199	—
Comprehensive loss	$ (350,675)	$ (88,738)	$ (116,713)
Net loss per share:			
Basic and diluted	$ (1.04)	$ (0.40)	$ (0.74)
Weighted-average common shares outstanding:			
Basic and diluted	338,462,574	229,264,904	157,317,695

The accompanying notes are an integral part of these consolidated financial statements.

SOUNDHOUND AI, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share and per share data)

	Legacy SoundHound Redeemable Convertible Preferred Stock Shares	Amount	Legacy SoundHound Common Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balances as of December 31, 2021	106,949,326	$279,503	68,258,556	$ 1	—	$ —	—	$ —	—	$ —	$ 43,491	$ —	$ (386,729)	$ (343,237)
Issuance of common stock upon exercise of stock options	—	—	2,582,535	—	—	—	—	—	—	—	2,840	—	—	2,840
Net exercise of outstanding warrants	—	—	673,416	—	—	—	—	—	—	—	—	—	—	—
Conversion of convertible note	—	—	2,046,827	—	—	—	—	—	—	—	20,239	—	—	20,239
Effect of reverse recapitalization, net of costs (Note 3)	(106,949,326)	(279,503)	(73,561,334)	(1)	—	—	140,114,060	14	40,396,600	4	279,486	—	—	279,503
PIPE financing	—	—	—	—	—	—	11,300,000	1	—	—	86,584	—	—	86,585
Issuance of Class A common shares pursuant to the Business Combination	—	—	—	—	—	—	4,693,050	1	—	—	4,105	—	—	4,106
Issuance of Class A common shares upon conversion of Class B common shares	—	—	—	—	—	—	661,192	—	(661,192)	—	—	—	—	—
Issuance of Class A common shares upon exercise of stock options	—	—	—	—	—	—	1,013,171	—	—	—	1,320	—	—	1,320
Issuance of Class A common shares upon vesting of restricted stock units	—	—	—	—	—	—	2,516,191	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	28,792	—	—	28,792
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(116,713)	(116,713)
Balances as of December 31, 2022	—	—	—	—	—	—	160,297,664	16	39,735,408	4	466,857	—	(503,442)	(36,565)
Issuance of common stock under the ELOC program	—	—	—	—	—	—	25,000,000	4	—	—	73,762	—	—	73,766
ELOC program fee settled in common stock	—	—	—	—	—	—	250,000	—	—	—	915	—	—	915
Issuance of common stock under the Sales Agreement, net of issuance costs	—	—	—	—	—	—	5,805,995	1	—	—	12,411	—	—	12,412
Issuance of Series A Preferred Stock	—	—	—	—	835,011	24,942	—	—	—	—	—	—	—	24,942

SOUNDHOUND AI, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) — Continued

(In thousands, except share and per share data)

	Legacy SoundHound Redeemable Convertible Preferred Stock Shares	Amount	Legacy SoundHound Common Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Issuance of Class A common shares upon conversion of Class B common shares	—	—	—	—	—	—	2,250,000	—	(2,250,000)	—	—	—	—	—
Issuance of Class A common shares upon conversion of Series A Preferred Stock	—	—	—	—	(360,006)	(10,755)	11,597,654	1	—	—	10,754	—	—	—
Issuance of Class A common shares upon exercise of stock options	—	—	—	—	—	—	3,585,829	—	—	—	8,506	—	—	8,506
Issuance of Class A common shares upon vesting of restricted stock units	—	—	—	—	—	—	7,678,184	—	—	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	—	—	—	—	—	—	4,136	—	—	4,136
Issuances of ESPP	—	—	—	—	—	—	478,023	—	—	—	863	—	—	863
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	27,931	—	—	27,931
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(88,937)	(88,937)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	199	—	199
Balances as of December 31, 2023	0	0	0	0	475,005	$14,187	216,943,349	22	37,485,408	4	606,135	199	(592,379)	$ 28,168
Issuance of Class A common stock under the Sales Agreement, Equity Distribution Agreement and Execute Equity Distribution Agreement, net of issuance costs	—	—	—	—	—	—	85,826,406	9	—	—	396,685	—	—	396,694
Issuance of Class A common stock upon acquisition of SYNQ3	—	—	—	—	—	—	5,794,187	1	—	—	9,875	—	—	9,876
Issuance of restricted shares of Class A common stock, subject to repurchase in connection with acquisition of SYNQ3	—	—	—	—	—	—	2,033,156	—	—	—	—	—	—	—

73

SOUNDHOUND AI, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) — Continued

(In thousands, except share and per share data)

	Legacy SoundHound Redeemable Convertible Preferred Stock		Legacy SoundHound Common Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Issuance of Class A common stock for equity incentive awards	—	—	—	—	—	—	17,750,154	—	—	—	29,685	—	—	29,685
Issuance of Class A common stock upon conversion of Class B common shares	—	—	—	—	—	—	4,950,000	1	(4,950,000)	(1)	—	—	—	—
Issuance of Class A common stock upon conversion of Series A Preferred Stock	—	—	—	—	(475,005)	(14,187)	16,624,215	1	—	—	14,186	—	—	—
Issuance of Class A common stock in connection with the exercise of warrants	—	—	—	—	—	—	2,272,023	—	—	—	23	—	—	23
Issuance of Class A common stock upon acquisition of Amelia	—	—	—	—	—	—	5,959,050	1	—	—	23,919	—	—	23,920
Issuance of Class A common stock to settle obligations under Amelia Debt	—	—	—	—	—	—	2,943,917	—	—	—	11,817	—	—	11,817
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	33,145	—	—	33,145
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(350,681)	(350,681)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	6	—	6
Balances as of December 31, 2024	—	$ —	—	$ —	—	$ —	361,096,457	$ 35	32,535,408	$ 3	$ 1,125,470	$ 205	$ (943,060)	$ 182,653

The accompanying notes are an integral part of these consolidated financial statements.

SOUNDHOUND AI, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2024 and 2023
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	$ (350,681)	$ (88,937)	$ (116,713)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	16,054	2,313	4,037
Stock-based compensation	33,145	27,931	28,792
Loss on change in fair value of ELOC program	—	1,901	1,075
Change in fair value of derivative and warrant liability	—	—	606
Amortization of debt issuance cost	1,621	5,400	2,287
Non-cash lease amortization	2,613	3,346	3,189
Loss on early extinguishment of debt	15,629	837	—
Foreign currency gain/loss from remeasurement	(24)	143	—
Change in fair value of contingent acquisition liabilities	222,670	—	—
Deferred income taxes	(12,183)	30	2,127
Other, net	(580)	93	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(10,264)	(627)	(1,354)
Prepaid expenses	—	1,590	(1,238)
Other current assets	(3,131)	(821)	299
Contract assets	(7,304)	(19,578)	(8,658)
Other non-current assets	(196)	671	(274)
Accounts payable	(7,636)	(1,162)	302
Accrued liabilities	1,846	4,266	116
Other current liabilities	(642)	—	—
Operating lease liabilities	(3,214)	(3,657)	(3,912)
Deferred revenue	(6,186)	(4,135)	(7,646)
Other non-current liabilities	(415)	2,131	2,946
Net cash used in operating activities	(108,878)	(68,265)	(94,019)
Cash flows from investing activities:			
Purchases of property and equipment	(640)	(392)	(1,329)
Payment related to acquisitions, net of cash acquired	(11,732)	—	—
Net cash used in investing activities	(12,372)	(392)	(1,329)
Cash flows from financing activities:			
Proceeds from the issuance of Series A Preferred Stock, net of issuance costs	—	24,942	—
Proceeds from sales of Class A common stock under the ELOC program, net of issuance costs	—	71,615	—
Proceeds from sales of Class A common stock under the Sales Agreement, Equity Distribution Agreement and Execute Equity Distribution Agreement	407,270	12,412	—
Proceeds from exercise of stock options and employee stock purchase plan	29,685	—	—
Proceeds from warrants exercised	23	—	—
Payment of financing costs associated with the Sales Agreement, Equity Distribution Agreement and Execute Equity Distribution Agreement	(10,357)	—	—
Proceeds from the issuance of debt, net of issuance costs	—	85,087	—

SOUNDHOUND AI, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued
For the Year Ended December 31, 2024 and 2023
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Proceeds from the issuance of common stock	—	9,369	4,160
Proceeds from Business Combination and PIPE, net of transaction costs	—	—	90,689
Payments on notes payable	(215,373)	(35,029)	(11,545)
Payment to settle contingent holdback liabilities from SYNQ3 and other acquisitions	(217)	—	—
Payments on finance leases	(125)	(159)	(1,303)
Net cash provided by financing activities	210,906	168,237	82,001
Effects of exchange rate changes on cash	225	(20)	—
Net change in cash, cash equivalents, and restricted cash equivalents	89,881	99,560	(13,347)
Cash, cash equivalents, and restricted cash equivalents, beginning of year	109,035	9,475	22,822
Cash, cash equivalents, and restricted cash equivalents, end of year	$ 198,916	$ 109,035	$ 9,475
Reconciliation to amounts on the consolidated balance sheets:			
Cash and cash equivalents	$ 198,240	$ 95,260	$ 9,245
Current portion of restricted cash equivalents	—	—	—
Non-current portion of restricted cash equivalents	676	13,775	230
Total cash, cash equivalents, and restricted cash equivalents shown in the consolidated statements of cash flows	$ 198,916	$ 109,035	$ 9,475
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 6,337	$ 11,984	$ 4,364
Cash paid for income taxes	$ 2,717	$ 2,356	$ 1,044
Noncash investing and financing activities:			
Conversion of Series A Preferred Stock to Class A common stock	$ 14,187	$ 10,755	$ —
Debt discount through issuance of common stock warrants	$ —	$ 4,136	$ —
Issuance of Class A Common Stock to settle commitment shares related to the ELOC program	$ —	$ 915	$ —
Issuance of Class A Common Stock to settle obligations under Amelia Debt	$ 11,817	$ —	$ —
Issuance of Class A Common Stock to settle contingent holdback consideration of SYNQ3 acquisition	$ 189	$ —	$ —
Conversion of redeemable convertible preferred stock to common stock pursuant to Business Combination	$ —	$ —	$ 279,503
Conversion of convertible note into common stock pursuant to Business Combination	$ —	$ —	$ 20,239
Operating lease liabilities arising from obtaining right-of-use assets	$ 1,559	$ —	$ 650
Deferred offering costs reclassified to additional paid-in capital	$ 220	$ —	$ —
Fair value of Class A common stock and deferred equity consideration issued to acquire SYNQ3 and Amelia	$ 33,606	$ —	$ —
Fair value of contingent earnout consideration to acquire SYNQ3 and Amelia	$ 67,945	$ —	$ —
Fair value of contingent holdback consideration to acquire SYNQ3	$ 570	$ —	$ —
Fair value of deferred cash consideration under other acquisition	$ 195	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION

Nature of Operations

SoundHound AI, Inc. ("we," "us," "our," "SoundHound" or the "Company") turns sound into understanding and actionable meaning. SoundHound's technology applications enable humans to interact with the things around them in the same way they interact with each other: by speaking naturally to mobile phones, cars, televisions, music speakers, coffee machines, and every other part of the emerging "connected" world. SoundHound's voice AI platform enables product creators to develop their own voice interfaces with their customers. The SoundHound Chat AI voice assistant allows businesses and brands to provide a next-generation voice experience for their users, seamlessly integrating Generative AI and a mix of real-time information domains. Houndify is an open-access platform that allows developers to leverage SoundHound's Voice AI technology. The Company has developed a range of proprietary technologies on our voice AI platform, including Speech-to-Meaning, Deep Meaning Understanding, Collective AI, Dynamic Interaction and SoundHound Chat AI. The SoundHound music app allows customers to identify and play songs by singing or humming into the smartphone's microphone, or by identifying the sound playing in the background from external sources. SoundHound also provides edge, cloud and hybrid (Edge+Cloud) connectivity solutions that allow brands to optimize their voice-enabled products and devices with options ranging from fully-embedded to exclusively cloud-connected.

On April 26, 2022 (the "Closing Date"), pursuant to a merger agreement dated as of November 15, 2021 by and among Archimedes Tech SPAC Partners Co. ("ATSP"), ATSPC Merger Sub, Inc. and SoundHound, Inc. ("Legacy SoundHound"), the parties consummated the merger of ATSPC Merger Sub, Inc. with and into Legacy SoundHound, with Legacy SoundHound continuing as the surviving corporation (the "Merger"), as well as the other transactions contemplated by the Merger Agreement (the Merger and such other transactions, the "Business Combination"). In connection with the closing (the "Closing") of the Business Combination, Legacy SoundHound became a wholly owned subsidiary of ATSP and ATSP changed its name to SoundHound AI, Inc., and all of Legacy SoundHound common stock ("Legacy SoundHound Common Stock") and Legacy SoundHound redeemable convertible preferred stock ("Legacy SoundHound Preferred Stock") automatically converted into shares of the Company's Class A common stock, par value of $0.0001 per share (the "Class A Common Stock"), and the Company's Class B common stock, par value of $0.0001 per share (the "Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock"). The Company's Class A Common Stock and certain of the Company's warrants commenced trading on the Nasdaq Global Market ("Nasdaq") under the symbols "SOUN" and "SOUNW," respectively, on April 28, 2022. Refer to Note 3 for more information on the Business Combination.

Legacy SoundHound was determined to be the accounting acquirer in the Business Combination based on the following facts:

- Former Legacy SoundHound stockholders have a controlling voting interest in the Company;

- The Company's board of directors immediately after the closing of the Business Combination was comprised of five board members, primarily from the board of directors of Legacy SoundHound; and

- Legacy SoundHound's management continues to hold executive management roles for the Company following the Business Combination and are responsible for the day-to-day operations.

Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy SoundHound issuing stock for the net assets of ATSP, accompanied by a reverse recapitalization. The primary asset acquired from ATSP was related to the cash amounts that were assumed. Separately, the Company also assumed warrants that were deemed to be equity upon Closing of the Business Combination. No goodwill or other intangible assets were recorded as a result of the Business Combination.

NOTE 1. ORGANIZATION (cont.)

While ATSP was the legal acquirer in the Business Combination, because Legacy SoundHound was deemed the accounting acquirer, the historical financial statements of Legacy SoundHound became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Legacy SoundHound prior to the Business Combination; (ii) the combined results of the Company and Legacy SoundHound following the Closing of the Business Combination; (iii) the assets and liabilities of Legacy SoundHound at their historical cost; and (iv) the Company's equity structure for all periods presented.

In accordance with guidance applicable to recapitalization transactions, the equity structure has been retroactively restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company's Class A Common Stock and Class B Common Stock issued to Legacy SoundHound Common Stockholders and Legacy SoundHound Preferred Stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and loss per share related to Legacy SoundHound Preferred Stock and Legacy SoundHound Common Stock prior to the Business Combination have been retroactively restated as shares reflecting the conversion ratio established in the Business Combination.

On January 3, 2024, the Company completed the acquisition of Synq3, Inc. ("SYNQ3") in a cash and stock transaction. On June 14, 2024, the Company completed an immaterial acquisition in a cash transaction. On August 6, 2024, the Company completed the acquisition of Amelia Holdings, Inc. ("Amelia") in a cash and stock transaction. Refer to Note 3 for additional information.

Going Concern

Since inception, the Company has generated recurring losses as well as negative operating cash flows and reported a net loss of $350.7 million for the year ended December 31, 2024. As of December 31, 2024, the Company had an accumulated deficit of $943.1 million. Management expects to continue to incur additional substantial losses in the foreseeable future. The Company has historically funded its operations primarily through equity or debt financings.

Total unrestricted cash and cash equivalents on hand as of December 31, 2024 was $198.2 million. Although the Company has incurred recurring losses each year since its inception, the Company expects it will be able to fund its operations for at least the next twelve months from the date these consolidated financial statements are issued. The Company may seek funding through additional debt or equity financing arrangements, implement incremental expense reduction measures or a combination thereof to continue financing its operations. Refer to Note 23 for information regarding the Company's equity financing activity subsequent to December 31, 2024. The Company's consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding annual financial reporting. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP included in the Accounting Standards Codification ("ASC"), and Accounting Standards Update ("ASU") issued by the Financial Accounting Standards Board ("FASB").

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of Consolidation

The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

We consolidate any variable interest entity ("VIE") where we have determined we are the primary beneficiary. The primary beneficiary is the entity which has both: (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE.

Foreign Currency

The functional currency of the Company and its subsidiaries is the U.S. dollar. Foreign currency denominated transactions are converted into U.S. dollars at the average rates of exchange prevailing during the period. Assets and liabilities denominated in foreign currency are remeasured into U.S. dollars at current exchange rates at the balance sheet date for monetary assets and liabilities and at historical exchange rates for non-monetary assets and liabilities. During the years ended December 31, 2024, 2023 and 2022, the Company recognized net losses related to foreign currency transactions and remeasurements of $0.7 million, $0.5 million and $0.7 million, respectively, in the consolidated statements of operations as other expense, net.

Reclassification

Certain accounts in the prior year consolidated financial statements were reclassified to conform with the current year presentation. The reclassification had an immaterial impact on our consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows in the prior year period.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported and disclosures in the consolidated financial statements and accompanying notes. Such estimates include revenue recognition, allowance for credit losses, accrued liabilities, derivative and warrant liabilities, calculation of the incremental borrowing rate, financial instruments recorded at fair value on a recurring basis, the accounting for business combinations and allocating purchase price, valuation and estimating the useful life of identifiable intangible assets, probability of achievement of revenue estimates related to contingent earnout consideration and performance-based equity awards, valuation of deferred tax assets and uncertain tax positions and the fair value of common stock and other assumptions used to measure stock-based compensation expense. In connection with the measurement period for the acquisition of SYNQ3 and Amelia, management revised certain significant estimates during the years ended December 31, 2024, which include, but are not limited to, the recognition and measurement of assumed contingent liabilities and deferred and contingent holdback consideration. The Company bases its estimates on historical experience, the current economic environment, and on assumptions it believes are reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from changes in the economic environment will be reflected in the financial statements in future periods. Actual results could differ materially from those estimates.

Accounts Receivable, Net

Accounts receivable consist of current trade receivables due from customers recorded at invoiced amounts, net of allowance for doubtful accounts. Accounts receivable do not bear interest and the Company generally does not require collateral or other security in support of accounts receivable.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When the Company records customer receivables and contract assets arising from revenue transactions, an allowance is recorded for credit losses for the current expected credit losses ("CECL") inherent in the asset over its expected life. The allowance for credit losses is a valuation account deducted from the amortized cost basis of the assets to present their net carrying value at the amount expected to be collected. Each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets.

The Company estimates expected credit losses based on relevant information about past events, including historical experience, payment terms, environmental and industry factors, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar country risk and credit risk characteristics. Changes in the relevant information may materially affect the estimates of expected credit losses.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the Company's property and equipment are as follows:

Computer equipment	3 – 4 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or the term of the lease

Maintenance and repairs that do not extend the life or improve the asset are expensed as incurred.

Impairment of Long-Lived Assets

The Company evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of a specific asset or asset group may not be recoverable. An impairment loss is recognized when the total of estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2024, there have been no such impairments.

Leases

We determine if an arrangement is a lease at its inception. Operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. We generally use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments, because the implicit rate of the lease is generally not known. Right-of-use ("ROU") assets related to our operating lease liabilities are measured at lease inception based on the initial measurement of the lease liability, plus any prepaid lease payments and less any lease incentives, as applicable. Our lease terms that are used in determining our operating lease liabilities at lease inception may include options to extend or terminate the leases when it is reasonably certain that we will exercise such options. We amortize our ROU assets as operating lease expense generally on a straight-line basis over the lease term and classify both the lease amortization and imputed interest as operating expenses. The Company has lease agreements with lease and non-lease components. The Company elected to not separate lease and non-lease components for its asset class of equipment.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company's cash equivalents consist of treasury bills and money market funds. The treasury bills are treated as available-for-sale securities. Cash equivalents are measured and reported at fair value using quoted prices in active markets for similar securities. The deposits exceed federally insured limits. Changes in fair value for cash equivalents classified as available for sale securities are recorded to other comprehensive loss.

As of December 31, 2024, and 2023, available-for-sale securities consisted of U.S. treasury bills and government bonds with original maturities of three months or less. As of December 31, 2022, the Company did not have any available-for-sale securities.

Restricted Cash

The Company's restricted cash were established according to the requirements under the Credit Agreement (as defined in Note 9) and leases for the Company's corporate headquarters, data center and sales office and are subject to certain restrictions. Restricted cash is classified as current or non-current on the consolidated balance sheets based on the expected duration of the restriction. Non-current restricted cash relates to interest that is required to be held in escrow in an amount equal to the minimum required balance defined in the Credit Agreement.

Concentrations of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, the balances of which frequently exceed federally insured limits. The Company regularly monitors its credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

As of December 31, 2024, accounts receivable balances due from Customer F accounted for 23% of the Company's consolidated accounts receivable balance. As of December 31, 2023, accounts receivable balances due from Customer A, C and E accounted for 40%, 32% and 15% of the Company's consolidated accounts receivable balance, respectively.

As of December 31, 2024, unbilled receivables from Customer A and C accounted for 50% and 24% of the Company's consolidated unbilled receivables balance, respectively. As of December 31, 2023, unbilled receivables from Customer A, B, and C accounted for 59%, 16% and 11% of the Company's consolidated unbilled receivables balance, respectively.

For the year ended December 31, 2024, Customer A accounted for 14% of revenue. For the year ended December 31, 2023, Customer A and B accounted for 49% and 13% of revenue, respectively. For the year ended December 31, 2022, Customer A, C and D accounted for 42%, 13%, and 12% of revenue, respectively.

Common Stock Offerings

The Company has entered into certain agreements to sell common stock with counterparties including through the Equity Line of Credit ("ELOC") program and "at-the-market" offering programs pursuant to the Sales Agreement, Equity Distribution Agreement and Execute Equity Distribution Agreements (each as described in Note 14) to further support its growth strategy through initiatives such as accretive acquisitions and internal investments, to bolster working capital, and/or for general corporate purposes. The Company evaluates its common stock purchase agreements to determine whether they should be accounted for as derivatives with changes in fair value as other income (expense), net in the period in which they occur.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

<u>**Equity Issuance Costs**</u>

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity-classified financings as deferred offering costs until such financings are consummated. After consummation of the financing, these costs are recorded as a reduction of the proceeds received from the equity financing. If a planned equity financing is abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the consolidated statements of operations.

<u>**Revenue Recognition**</u>

The Company recognizes revenue under Accounting Standards Codification Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*, when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps:

    (i)   Identification of the contract(s) with a customer;

    (ii)   Identification of the performance obligations in the contract;

    (iii)   Determination of the transaction price, including the constraint on variable consideration;

    (iv)   Allocation of the transaction price to the performance obligations in the contract; and

    (v)   Recognition of revenue when, or as, performance obligations are satisfied.

Contracts are accounted for when both parties have approved and committed to the contract, the rights of the parties and payment terms are identifiable, the contract has commercial substance and collectability of consideration is probable.

Under ASC 606, assuming all other revenue recognition criteria have been met, the Company recognizes revenue for arrangements upon the transfer of control of the Company's performance obligations to its customers. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer and is the unit of account in ASC 606. Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services.

The Company elected the practical expedient to recognize the incremental costs of obtaining a contract including sales commissions as an expense when incurred if the amortization period of such incremental cost would otherwise have been one year or less. Sales commissions are included in sales and marketing expense in the consolidated statements of operations and comprehensive loss.

<u>**Research and Development**</u>

The Company's research and development costs are expensed as incurred. These costs include salaries and other personnel related expenses, contractor fees, facility costs, supplies, and depreciation of equipment associated with the design and development of new products prior to the establishment of their technological feasibility.

<u>**Warrants**</u>

The Company determines whether to classify contracts, such as warrants, that may be settled in its own stock as equity of the entity or as a liability. An equity-linked financial instrument must be considered indexed to the Company's own stock to qualify for equity classification. The Company classifies warrants as liabilities for any contracts that may require a transfer of assets. Warrants classified as liabilities are accounted for at fair value and

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

remeasured at each reporting date until exercise, expiration or modification that results in equity classification. Any change in the fair value of the warrants is recognized as other income (expense), net in the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when, in management's estimate, it is more-likely-than-not that the deferred tax asset will not be realized. The Company adopted a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company's tax return.

The Company classifies interest and penalties related to uncertain tax positions in income tax expense, if applicable. The Company has recorded $0.2 million interest expense and penalties related to unrecognized tax benefits through December 31, 2024.

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, except for restricted stock unit awards ("RSUs") with vesting conditions tied to certain performance criteria ("Performance-Based RSUs"). Stock-based compensation costs for Performance-Based RSUs are recognized on a graded-vesting basis over the vesting period based on the most probable outcome of the performance conditions. If the minimum performance targets are not met, no compensation cost is recognized and any recognized compensation cost is reversed, except for awards subject to a market condition, The Company accounts for forfeitures as they occur. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and employee stock purchase plan ("ESPP") shares. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions to determine the fair value of the awards, including the expected term of the award and the price volatility of the underlying stock. The Company calculates the fair value of the awards granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility — The Company estimates volatility for the awards by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the award grant for a term that is approximately equal to the awards' expected term.

Expected Term — The expected term of the Company's awards represents the period that the stock-based awards are expected to be outstanding. The Company has elected to use the midpoint between the stock options' vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. For the valuation of ESPP shares, the Company uses the period of time from the valuation date to the purchase date.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the awards' expected term at the grant date.

Expected Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, expected dividend yield is zero.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Restricted Stock Units

The Company issues RSUs to grantees as compensation for services. The fair value of the RSUs is determined at the grant date based on the fair value of the Company's Class A Common Stock and for RSUs with service conditions only, is recognized straight-line over the service period.

Stock-based compensation related to Performance-Based RSUs is recognized to the extent it is determined that performance is probable of being achieved.

The Company issues RSUs with vesting conditions tied to certain market conditions ("Market-Based RSUs"). To derive the fair value of Market-Based RSUs, the Company applies a Monte Carlo simulation to determine the grant date fair value. Stock-based compensation related to Market-Based RSUs is recognized over the derived service period.

Fair Value Measurements

The Company defines fair value as the exchange price that would be received from an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Company follows a three-level valuation hierarchy for disclosure of fair value measurements as follows:

- *Level 1* — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

- *Level 2* — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

- *Level 3* — Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Preferred Stock

The Company assesses its preferred stock instruments at issuance and each reporting period for classification and derivative features requiring bifurcation.

The Company presents as temporary equity any stock which (i) the Company undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates; (ii) is redeemable at the option of the holders, or (iii) has conditions for redemption which are not solely within the control of the Company. For stock presented as temporary equity that is not currently redeemable, the Company assesses the probability of the event that would lead to redemption. If it is probable that the equity instrument will become redeemable, the Company accretes changes in the redemption value over the period from the date of issuance, or from the date that it becomes probable that the instrument will become redeemable, if later, to the earliest redemption date of the instrument using an appropriate methodology. If an equity instrument classified as temporary equity is not probable of redemption, subsequent adjustment of the amounts presented in temporary equity is unnecessary.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, Series A Preferred Stock, stock options, ESPP shares, RSUs and warrants are considered to be potentially dilutive securities. See Note 15 for further information.

Accordingly, in periods in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share, since dilutive common stock is not assumed to have been issued if their effect is anti-dilutive.

The Company issued Series A Preferred Stock, which accrues cumulative dividends which are either paid in cash or compounding to the liquidation preference at the discretion of the board of directors. The Company accrues dividends as adjustments to net loss before net loss attributable to common stockholders.

The Company applies the two-class method to calculate its basic and diluted net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. The Company's participating securities contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities.

Business Combinations and Contingent Consideration

Business combinations are accounted for using the acquisition method. The Company allocates the fair value of the purchase price of an acquisition to the assets acquired and liabilities assumed, based on their estimated fair values as of the date of acquisition. The excess of the fair value of the purchase price over the fair values of these net tangible and intangible assets acquired is recorded as goodwill. Fair value of the acquired intangible assets was determined using an income approach, specifically the multi-period excess earnings method, relief-from-royalty method, or the with-and-without method, depending on the nature of the respective assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but the estimates and assumptions are inherently uncertain and subject to refinement. The significant judgments and assumptions used in valuing the developed technology include revenue growth rates, prospective financial information for cost of sales, research and development expenses and, other operating expenses, the discount rate, the technological obsolescence rate, and contributory asset charges. For customer relationships, the significant judgments and assumptions include revenue growth rates, customer attrition rate, prospective financial information for cost of sales and fixed and variable operating expenses and the discount rate. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, the Company may make adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the measurement period's conclusion or final determination of the fair value of the purchase price of an acquisition, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations in the period they are identified. Acquisition-related expenses are recognized separately from the business combination and expensed as incurred.

Certain business combinations include contingent consideration arrangements, which are generally based on achievement of future financial performance or future events. If it is determined the contingent consideration arrangement is not compensatory, the Company estimates fair value of contingent consideration payments as part of the initial purchase price and records the estimated fair value of contingent consideration as a liability in the consolidated balance sheet. The Company reviews and assesses the estimated fair value of contingent consideration each reporting period, and the updated fair value could differ materially from the initial estimates. Adjustments to estimated fair value related to changes in fair value are reported as change in fair value of contingent acquisition liabilities in our consolidated statements of operations.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized but tested annually for impairment or when indicators of impairment are present. The test for goodwill impairment involves a qualitative assessment of impairment indicators. If indicators are present, a quantitative test of impairment is performed. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. The Company's policy is to review goodwill for impairment annually on October 1st unless a triggering event requires an analysis sooner. There was no goodwill impairment in any of the periods presented.

Intangible Assets with Definite Lives

The Company's intangible assets consist principally of developed technology, customer relationships, tradename, and conversation data. The Company assesses the appropriate method of amortization of the intangible assets that reflects the pattern in which the economic benefits of the intangible assets are consumed. The Company determined that a straight-line method of amortization was appropriate for its intangible assets. The remaining useful lives of long-lived assets are re-assessed periodically at the asset group level for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Intangible assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of intangible assets with definite lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group's carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. There were no intangible asset impairments in any of the periods presented.

Recent Accounting Pronouncements — Adopted

The Company continually assess any ASUs or other new accounting pronouncements issued by the FASB to determine their applicability and impact. Where it is determined that a new accounting pronouncement will result in a change to the Company's financial reporting, the Company takes the appropriate steps to ensure that such changes are properly reflected in the consolidated financial statements or notes thereto.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," ("ASU 2023-07") which expands disclosures about a public business entity's reportable segments and provides for more detailed information about a reportable segment's expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company adopted the standard during the year ended December 31, 2024. See Note 21 to our consolidated financial statements included within this report for more information on the increased disclosure for the Company's single reportable segment.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements — Not Yet Adopted

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-09, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that the updated standard will have on the financial statement disclosures.

NOTE 3. BUSINESS COMBINATIONS

As discussed in Note 1, on April 26, 2022, the Business Combination was consummated. Pursuant to the Company's Second Amended and Restated Certificate of Incorporation (the "certificate of incorporation"), the Company is authorized to issue 500,000,000 shares of capital stock consisting of 455,000,000 shares of Class A Common Stock, 44,000,000 shares of Class B Common Stock, and 1,000,000 shares of preferred stock. All stock has a par value of $0.0001 per share. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held and the holders of Class B Common Stock are entitled to ten votes per share on all matters submitted to stockholders for their vote or approval. The holders of Class A Common Stock and Class B Common Stock vote together as one class, other than on certain specific matters described in the Company's certificate of incorporation.

The Business Combination was approved by ATSP's stockholders at a special meeting thereof (the "Special Meeting"), held in lieu of the 2022 annual meeting of the Company's stockholders. The Business Combination fulfilled the definition of an "initial business combination" as required by the ATSP's Amended and Restated Certificate of Incorporation. This fulfillment resulted in ATSP ceasing to be a shell company upon the Closing.

An aggregate of 12,767,950 shares of Class A Common Stock sold in ATSP's initial public offering (the "public shares") exercised their rights to redemption. The redemption right provided holders the right to have their public shares redeemed for a pro rata portion of the trust account holding the proceeds from ATSP's initial public offering. The value of the shares is calculated as of two (2) business days prior to the date of the Special Meeting, which was $10.00 per share, or $127.7 million in the aggregate.

As a result of the Business Combination, among other things (1) all outstanding shares of Legacy SoundHound Common Stock as of immediately prior to the Closing (including Legacy SoundHound Common Stock resulting from the Legacy SoundHound Preferred Stock Conversion), were exchanged at an conversion ratio of 5.5562 (the "Conversion Ratio") for an aggregate of 140,114,060 shares of Class A Common Stock and 40,396,600 Class B Common Stock; (2) each outstanding warrant to purchase shares of Legacy SoundHound Common Stock automatically converted into a warrant to purchase, subject to substantially the same terms and conditions as were applicable under these warrants prior to the Effective Time, shares of Class A Common Stock, proportionately adjusted for the Conversion Ratio, with the per share exercise price equal to the exercise price prior to the Effective Time divided by the Conversion Ratio and were net exercised upon the Closing; (3) each outstanding option to purchase shares of Legacy SoundHound Common Stock converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under these options prior to the Effective Time, shares of Class A Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Conversion Ratio, with the per share exercise price equal to the exercise price prior to the Effective Time divided by the Conversion Ratio; (4) each Legacy SoundHound RSU converted into a restricted stock unit of SoundHound, subject to substantially the same terms and conditions as were applicable under the SoundHound RSU prior to the Closing. SoundHound RSU holders received the same consideration holders would have received if the SoundHound RSU was converted into Legacy SoundHound Common Stock immediately prior to the Effective Time.

NOTE 3. BUSINESS COMBINATIONS (cont.)

In connection with the Merger Agreement, ATSP entered into subscription agreements (collectively, the "Subscription Agreements") with certain accredited investors (the "Subscribers"). Pursuant to the Subscription Agreements, the Subscribers agreed to purchase, and ATSP agreed to sell to the Subscribers, an aggregate of 11,300,000 shares of Class A Common Stock ("PIPE Shares"), for a purchase price of $10.00 per share and an aggregate purchase price of $113.0 million (the "PIPE Investment"). The PIPE shares are identical to the shares of Class A Common Stock that were held by the ATSP's public stockholders at the time of the Closing, except that the PIPE Shares were not entitled to any redemption rights. The sale of PIPE Shares was consummated concurrently with the Closing.

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, ATSP was treated as the "acquired" company for financial reporting purposes. The net assets of Legacy SoundHound were stated at historical cost, with no goodwill or other intangible assets recorded.

In accounting for the Business Combination and after redemptions, net proceeds received by the Company totaled $90.7 million. The table below shows the total net proceeds from the Business Combination and the PIPE Investment (in thousands):

Cash – ATSP trust and cash (net of redemption)	$ 5,357
Cash – PIPE Investment	113,000
Less: transaction costs.	(27,668)
Net proceeds from Business Combination and PIPE Investment	$ 90,689

Relating to the consummation of the Business Combination, the Company incurred $27.7 million in total transaction costs consisting of direct legal, accounting and other fees. $4.1 million of Legacy SoundHound transaction costs specific and directly attributable to the Business Combination were initially capitalized as deferred offering costs and included in other non-current assets on the consolidated balance sheets. Total transaction expenses were recorded as an offset against proceeds received on the closing of the Business Combination, accounted for as additional paid-in capital.

The amount recorded to additional paid-in-capital was comprised of $86.6 million net proceeds from the PIPE investment and $4.1 million after net redemptions of ATSP shareholders.

The number of shares of common stock issued immediately following the consummation of the Business Combination was as follows:

Class A Common Stock – conversion of Legacy SoundHound Common Stock and Legacy SoundHound Preferred Stock outstanding prior to Business Combination	140,114,060
Class B Common Stock – conversion of Legacy SoundHound Common Stock and Legacy SoundHound Preferred Stock outstanding prior to Business Combination	40,396,600
Class A Common Stock – PIPE Investment	11,300,000
Class A Common Stock – issuance to ATSP shareholders	532,050
Class A Common Stock – issuance to Legacy SoundHound founders and representatives	4,161,000
Total shares of common stock immediately after Business Combination	196,503,710

SYNQ3 Acquisition

On January 3, 2024 (the "SYNQ3 Acquisition Date"), the Company acquired all of the issued and outstanding equity of SYNQ3, a provider of voice AI and other technology solutions to the restaurant industry, for total purchase consideration of $15.8 million (the "SYNQ3 Acquisition"). The Company's acquisition of SYNQ3 is expected to expand its AI customer service solutions and create a Voice AI provider for restaurants. The acquisition is expected to significantly extend the Company's market reach and accelerate the deployment of generative AI capabilities to the industry.

NOTE 3. BUSINESS COMBINATIONS (cont.)

The total purchase consideration includes $3.9 million in cash paid and 5,755,910 in shares of the Company's Class A Common Stock. The Company has also withheld purchase consideration of $0.5 million in cash and 1,179,514 shares of the Company's Class A Common Stock, subject to customary net working capital adjustments, to partially secure the indemnification obligations of SYNQ3's former stockholders under the merger agreement and agreed to pay up to $0.8 million in cash and 1,434,936 in shares of the Company's Class A Common Stock to certain former stockholders of SYNQ3 based upon the achievement of specified future milestones. On the SYNQ3 Acquisition Date, the Company also issued 2,033,156 restricted shares of the Company's Class A Common Stock subject to time and performance-based vesting conditions. The fair value of the purchase consideration was $15.8 million.

Holdback

The $0.5 million in cash and 1,179,514 shares of the Company's Class A Common Stock is being withheld for a period of 15 months (the "Holdback Amount"). The Company determined that there are two components to the Holdback Amount related to deferred consideration and contingent consideration, each comprised of cash and shares.

The deferred cash holdback consideration of $0.1 million and the deferred share holdback consideration of 361,145 shares of the Company's Class A Common Stock (collectively the "Deferred Consideration") were not recognized as of the SYNQ3 Acquisition Date as such amounts were offset by the indemnification obligations of SYNQ3's former stockholders.

The contingent cash and share holdback consideration to be issued is variable ("Contingent Holdback Consideration"). Final amounts to be issued will be reduced based upon future actions and settlements with third parties to resolve assumed contingent sales tax liabilities and certain other assumed contingent liabilities of SYNQ3 in connection with the SYNQ3 Acquisition. The Company accounted for the Contingent Holdback Consideration as a liability on the consolidated balance sheet. As of the SYNQ3 Acquisition Date, the Contingent Holdback Consideration was estimated to be $0.6 million in aggregate and to be settled in $0.1 million cash and the remainder in shares of the Company's Class A Common Stock. During the year ended December 31, 2024, the Company issued 38,277 shares of the Company's Class A Common Stock and paid an immaterial amount in cash from the Contingent Holdback Consideration to SYNQ3's former stockholders as a result of the net working capital adjustments settled during the year. The Contingent Holdback Consideration will be subsequently remeasured at each reporting date with changes in fair value recognized as a component of operating expense on the Company's consolidated statement of operations and comprehensive loss. See Note 12 to our consolidated financial statements included within this report for more information on the fair value measurement of shares associated with the holdback.

Contingent SYNQ3 Earnout Consideration

The Company also agreed to pay in aggregate up to $0.8 million in cash and 1,434,936 in shares of Class A Common Stock to certain stockholders of SYNQ3 based on tiered annual revenue targets for each fiscal year 2024, 2025 and 2026 (the "Contingent SYNQ3 Earnout Consideration"). The Company accounted for the Contingent SYNQ3 Earnout Consideration as a liability within contingent acquisition liabilities on the Company's consolidated balance sheets and will subsequently remeasure the liability at each reporting date with changes in fair value recognized as a component of operating expense in the Company's consolidated statement of operations and comprehensive loss. As of the SYNQ3 Acquisition Date, the Contingent SYNQ3 Earnout Consideration was estimated to be $1.7 million in aggregate and to be settled in $0.2 million cash and the remainder in shares of the Company's Class A Common Stock. See Note 12 to our consolidated financial statements included within this report for more information on the fair value measurement of Contingent SYNQ3 Earnout Consideration. As of December 31, 2024, the 2024 revenue target was not met but the Company assessed the 2025 and 2026 revenue target were probable of being met, and no earnout consideration was issued during the year ended December 31, 2024.

NOTE 3. BUSINESS COMBINATIONS (cont.)

Restricted stock awards

The 2,033,156 restricted shares of the Company's Class A Common Stock issued at the SYNQ3 Acquisition Date to certain continuing employees of SYNQ3 subject to time and performance-based vesting conditions was determined to be a separate transaction from the SYNQ3 Acquisition and therefore is excluded from purchase consideration. See Note 15 to our consolidated financial statements included within this report for more information on stock-based awards issued in connection with the SYNQ3 Acquisition.

Purchase price allocation

The purchase price allocation was performed as of January 3, 2024 and allocated to the assets acquired and liabilities assumed based on their respective fair values, as follows (in thousands):

	January 3, 2024
Cash paid	$ 3,910
Equity consideration	9,687
Contingent earnout consideration	1,676
Contingent holdback consideration	570
Purchase price	15,843
Assets acquired:	
Cash	221
Accounts receivable	1,500
Prepaid expenses	72
Intangible assets	12,705
Total identified assets acquired	14,498
Liabilities assumed:	
Accounts payable	440
Accrued liabilities	3,427
Other non-current liabilities	750
Deferred tax liability	38
Total liabilities assumed	4,655
Fair value of identifiable net assets acquired	$ 9,843
Goodwill acquired on acquisition	$ 6,000

Goodwill recognized includes synergies expected to be achieved from the operations of the combined company and intangible assets that do not qualify for separate recognition. Expected synergies include both increased revenue opportunities and the cost savings from the planned integration of platform infrastructure, facilities, personnel, and systems. The transaction is considered a non-taxable business combination, and goodwill is not deductible for tax purposes.

During the year ended December 31, 2024, the Company recorded measurement period adjustments to decrease the deferred revenue by $0.1 million as the revenue recognition criteria had been met at the acquisition date, to increase the accrued liabilities by $1.8 million resulting from a pre-acquisition legal settlement, and to decrease the deferred tax liability assumed by $0.2 million. Refer to Note 8 to these consolidated financial statements for more information on the legal proceedings. These measurement period adjustments resulted in a decrease of $0.1 million in deferred cash consideration, $0.6 million in deferred equity consideration, and $0.4 million in contingent holdback consideration in accordance with the merger agreement. As a result of the adjusted acquisition-date fair value of assets acquired and liabilities assumed, the Company recorded an increase of $0.2 million to the goodwill recognized. The measurement period adjustments were recorded in the

NOTE 3. BUSINESS COMBINATIONS (cont.)

consolidated financial statements as of and for the year ended December 31, 2024 and were made to reflect facts and circumstances that existed as of the SYNQ3 Acquisition Date. The purchase price allocation has been finalized as of December 31, 2024.

The following table summarizes the fair values of the identifiable intangible assets acquired (in thousands):

Intangible Assets:	Useful life (in years)	Fair value January 3, 2024
Developed technology.	3.0	$ 5,210
Customer relationships	4.0	4,800
Tradename.	2.0	1,410
Conversation data	2.5	1,285
		$ 12,705

The Company incurred $2.1 million in acquisition related expenses, of which $1.0 million was incurred during the year ended December 31, 2024 and recorded as general and administration expenses in its consolidated statements of operations and comprehensive loss.

Amelia Acquisition

On August 6, 2024 (the "Amelia Acquisition Date"), the Company acquired all of the issued and outstanding equity of Amelia Holdings, Inc. (the "Amelia Acquisition"), a privately-held conversational AI software company involved in the development and delivery of AI and automation solutions and related services to improve customer experience and optimize business outcomes. The Company's acquisition of Amelia is expected to strengthen SoundHound's position in voice and conversational AI and allow the Company to enter new industries such as healthcare, insurance, financial services, energy and retail, expanding its market reach.

The total preliminary purchase consideration includes 3,809,520 shares of the Company's Class A Common Stock issued to the selling shareholders. The Company also issued and deposited 2,149,530 shares of Class A Common Stock otherwise owed to the selling shareholders into an escrow account in order to partially secure the indemnification obligations of the selling shareholders to the Company under the purchase agreement (the "Escrow Consideration"). The fair value of equity issued as part of the consideration paid was determined on the basis of the closing market price of the Company's shares on the Amelia Acquisition Date, which also incorporated a discount for lack of marketability rates caused by the trading restrictions due to the fact that the shares were not registered at issuance for a six-month holding period. The Company also paid $8.4 million of cash for seller transaction expenses in connection with the closing of the Amelia Acquisition. The Company agreed to issue up to 16,822,429 shares to the selling shareholders based on achievement of certain revenue targets in fiscal years 2025 and 2026 (the "Amelia Contingent Earnout Consideration). The fair value of the preliminary purchase consideration was $98.6 million.

In connection with the Amelia Acquisition, the Company assumed the amended senior secured term loan facility from Amelia in an aggregate principal amount of $121.5 million ("Amelia Debt"). See Note 10 to our consolidated financial statements included within this report for more information on the Amelia Debt.

Escrow Consideration

The Company accounted for the Escrow Consideration as equity-classified shares issued as part of the consideration transferred. The Company recorded an indemnification asset of $1.4 million under other non-current assets related to assumed sales tax and litigation contingent liabilities that existed prior to the Amelia Acquisition Date and are covered by the Company's indemnification rights provided by the sellers. Upon the settlement of any valid indemnification claims against the selling shareholders, the escrow agent will return a number of shares to the Company equal to the dollar value of the indemnified loss divided by the reference price of $5.35

NOTE 3. BUSINESS COMBINATIONS (cont.)

as stipulated in the purchase agreement. The Company concluded that this variability in settlement value is a derivative that is required to be remeasured to fair value due to changes in stock price. This derivative did not have a material impact to the financial statements for the year ended December 31, 2024. Upon the expiration of the escrow period, any remaining shares within the escrow account will be released to the selling shareholders.

Contingent Amelia Earnout Consideration

The Company also agreed to pay up to 16,822,429 in shares of Class A Common Stock to the selling shareholders based on achievement of certain annual revenue targets in fiscal years 2025 and 2026. The Company accounted for the Contingent Amelia Earnout Consideration as a liability within contingent acquisition liabilities on the Company's consolidated balance sheets and will subsequently remeasure the liability at each reporting date with changes in fair value recognized as a component of operating expense in the Company's consolidated statement of operations and comprehensive loss. As of the Amelia Acquisition Date, the Contingent Amelia Earnout Consideration had an estimated fair value of $66.3 million. For the year ended December 31, 2024, the Company recognized a $211.9 million loss related to the Contingent Amelia Earnout Consideration, reflected in the change in fair value of contingent acquisition liabilities in the consolidated statement of operations and comprehensive loss. See Note 12 to our consolidated financial statements included within this report for more information on the fair value measurement of Contingent Amelia Earnout Consideration. As of December 31, 2024, the Company assessed the 2025 and 2026 revenue target were probable of being met.

Preliminary purchase price allocation

The preliminary purchase price allocation was performed as of August 6, 2024 and allocated to the assets acquired and liabilities assumed based on their respective fair values, as follows (in thousands):

	Preliminary: August 6, 2024
Cash paid	$ 8,420
Equity consideration	15,291
Equity consideration in escrow	8,628
Contingent earnout consideration	66,269
Purchase price	98,608
Assets acquired:	
Cash and cash equivalents	1,128
Accounts receivable	8,075
Other current assets	1,822
Contract asset – current	4,090
Property and equipment	348
Right-of-use assets	227
Other assets	1,741
Intangible assets	174,500
Total identified assets acquired	191,931

NOTE 3. BUSINESS COMBINATIONS (cont.)

	Preliminary: August 6, 2024
Liabilities assumed:	
Accounts payable	11,112
Accrued liabilities	11,048
Income tax liabilities	582
Short-term debt	70,000
Operating lease liability, current	211
Financing lease liability, current	37
Other current liabilities	3,885
Deferred revenue	23,408
Deferred revenue, non-current	4,295
Long-term debt	51,511
Deferred tax liabilities	11,820
Operating lease liability, non-current	16
Other liabilities, non-current	34
Income tax liability, net of current portion	1,068
Total liabilities assumed	189,027
Fair value of identifiable net assets accquired	$ 2,904
Goodwill acquired on acquisition	$ 95,704

Goodwill recognized includes synergies expected to be achieved from the operations of the combined company and intangible assets that do not qualify for separate recognition. Expected synergies include both increased revenue opportunities and the cost savings from the planned integration of platform infrastructure, facilities, personnel, and systems. The transaction is considered a non-taxable business combination, and goodwill is not deductible for tax purposes.

During the year ended December 31, 2024, the Company recorded measurement period adjustments to increase the cash consideration by $12.8 thousand, to decrease the accounts receivable by $0.2 million, increase the accrued liabilities by $0.9 million due to additional payroll taxes identified, to decrease the non-current income tax liabilities by $1.8 million due to the change of pre-acquisition tax exposures subsequent to the acquisition. As a result of the adjusted acquisition-date fair value of cash consideration, assets acquired and liabilities assumed, the Company recorded a decrease of $0.7 million to the goodwill recognized. The measurement period adjustments were recorded in the consolidated financial statements as of and for the year ended December 31, 2024 and were made to reflect facts and circumstances that existed as of the Amelia Acquisition Date. In addition to the measurement period adjustments, the Company also recorded adjustments to correct certain errors in the preliminary purchase price allocation that existed as of the acquisition date during the year ended December 31, 2024, which decreased the contingent earnout consideration by $5.3 million, decreased the accounts payable by $3.7 million, decreased the accrued liabilities by $1.2 million, increased deferred revenue by $0.3 million and increased the deferred tax liabilities by $0.7 million. As a result of the adjusted acquisition-date fair value of contingent earnout consideration recognized and liabilities assumed, the Company recorded a decrease of $9.3 million to the goodwill recognized. The identified error related to the contingent earnout consideration had an immaterial impact to the change in fair value from the acquisition date through September 30, 2024, which would have been recorded in change in fair value of contingent acquisition liabilities in the consolidated statements of operations and comprehensive loss.

NOTE 3. BUSINESS COMBINATIONS (cont.)

The preliminary purchase price allocation has not been finalized as of December 31, 2024 primarily due to the final assessment of the fair values of the intangible assets, contingent tax liability assumed, and fair value of the contingent earnout consideration. The fair value estimates of assets acquired and liabilities assumed is pending the completion of various items, including obtaining further information regarding the identification and valuation of all assets acquired and liabilities assumed. Any adjustments to the estimates of purchase price allocation will be made in the periods in which the adjustments are determined, and the cumulative effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation within 12 months from the Amelia Acquisition Date.

The following table summarizes the preliminary fair values of the identifiable intangible assets acquired (in thousands):

Intangible Assets:	Useful life (in years)	Preliminary fair value at acquisition
Developed technology	7.0	$ 98,900
Customer relationships	7.0	68,600
Trade names	5.0	7,000
		$ 174,500

The Company incurred $5.8 million in acquisition related expenses, all of which was incurred during the year ended December 31, 2024 and recorded as general and administration expenses in its consolidated statements of operations and comprehensive loss.

Unaudited pro forma financial information

The financial results of SYNQ3 and Amelia are included in these consolidated financial statements from the date of the acquisition. SYNQ3 contributed revenue of $12.0 million and net loss of $7.5 million to the Company for the year ended December 31, 2024. Amelia contributed revenue of $42.0 million and net loss of $8.5 million to the Company for the year ended December 31, 2024.

The following table includes unaudited pro forma financial information that presents combined results of the Company as if the business combinations were completed on January 1, 2023, the beginning of the comparable prior annual reporting period.

	Unaudited	
	Years Ended	
	December 31, 2024	December 31, 2023
Revenue	$ 143,498	$ 153,586
Net loss attributable to SoundHound AI, Inc.	$ (374,469)	$ (158,339)

The unaudited pro forma financial information includes the combined historical operating results of the Company, SYNQ3 and Amelia prior to the acquisitions, with adjustments to give effect for the acquisitions and related events. Pro forma adjustments have been made to reflect the incremental intangible asset amortization to be incurred based on the fair values and useful lives of each identifiable intangible asset, incremental stock-based compensation related to inducement equity awards, incremental transaction costs related to the acquisitions, adjustments to interest expense related to previously outstanding debt held by the acquired entities, elimination of amortization expense related to previously recognized goodwill held by SYNQ3, and the related tax effects of pro forma adjustments for the period. Given the paydown of Amelia Debt occurred in December 2024, which was shortly after the Amelia Acquisition Date, the interest expenses from Amelia Debt were excluded from the unaudited pro forma financial information. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company

NOTE 3. BUSINESS COMBINATIONS (cont.)

would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations. The unaudited pro forma results are based on the preliminary purchase price allocation and will be updated to reflect the final amounts as the allocation is finalized during the measurement period.

The Company did not have any material nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

Other Acquisition

On June 14, 2024, the Company completed an immaterial acquisition for total preliminary purchase consideration of $1.0 million. As part of the acquisition, the Company acquired net assets of $2.2 million, including intangible assets of $2.6 million, and recognized a preliminary gain on bargain purchase of $1.2 million within other income (expense), net in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2024, resulting from a favorable fair value of identifiable net assets acquired at the date of acquisition as compared with the Company's purchase price. The Company was able to negotiate a bargain purchase price as a result of the recurring losses and pre-filing bankruptcy status of the selling entity.

The preliminary purchase price allocation has not been finalized as of December 31, 2024 primarily due to the final assessment of the fair values of the intangible assets. The fair value estimates of assets acquired and liabilities assumed is pending the completion of various items, including obtaining further information regarding the identification and valuation of all assets acquired and liabilities assumed. Any adjustments to the estimates of purchase price allocation will be made in the periods in which the adjustments are determined, and the cumulative effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation within 12 months from the acquisition date.

The following table summarizes the preliminary fair values of the identifiable intangible assets acquired (in thousands):

Intangible Assets:	Useful life (in years)	Fair value at acquisition
Developed technology.	3.0	$ 1,530
Customer relationships	3.0	960
Tradename.	3.0	60
		$ 2,550

The Company incurred $0.1 million in acquisition related expenses during the year ended December 31, 2024, and recorded as general and administration expenses in its consolidated statements of operations and comprehensive loss.

The financial results of the acquired entity are included in these consolidated financial statements from the date of the acquisition, and are immaterial. The Company has not separately presented unaudited pro forma results of operations reflecting the acquisition or revenue and operating losses of the acquired entity for the period from acquisition date to December 31, 2024 as the impacts were not material to the consolidated financial statements.

NOTE 4. REVENUE RECOGNITION

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are generally recognized upon the transfer of control of promised products or services provided to customers, reflecting the amount of consideration the Company expects to receive for those products or services.

The Company's arrangements with customers may contain multiple obligations. Individual services are accounted for separately if they are distinct — that is, if a customer can benefit from it on its own or with other resources that are readily available to the customer and if the service is separately identifiable from other items in the contract.

The Company derives its revenue primarily from the following performance obligations: (1) hosted services, (2) professional services, (3) monetization, and (4) licensing. Revenues are reported net of applicable sales and use taxes that are passed through to customers. The Company applies significant judgement in identifying and evaluating any terms and conditions in contracts which impact revenue recognition.

The Company has the following performance obligations in contracts with customers:

Hosted Services

Hosted services, along with non-distinct customization, integration, maintenance and support professional services, allow customers to access the Houndify and Amelia Software Platform over the contract period without taking possession of the software.

The Company has determined that the hosted services arrangements are a single performance obligation comprised of a series of distinct services, since each day of providing access to hosted services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided. These services are provided either on a usage basis (i.e., variable consideration) or on a fixed fee subscription basis. The Company recognizes revenue as each distinct service period is performed.

Hosted services may include up-front services to develop and/or customize the applications to each customer's specification. Judgement is required to determine whether these professional services are distinct from the hosted services. In making this determination, factors such as the degree of integration, the customers' ability to start using the software prior to customization, and the availability of these services from other independent vendors are considered.

In instances where the Company concluded that the up-front services are not distinct performance obligations, revenues for these activities are recognized over the period which the hosted services are provided and is included within hosted services revenue.

All revenues derived as a result of the SYNQ3 Acquisition, and substantial revenues derived as a result of the Amelia Acquisition are categorized as hosted service revenue.

Professional Services

Revenues from distinct professional services, such as non-integrated development services and other professional services, are either recognized over time based upon the progress towards completion of the project, or at a point in time at project completion. The Company assesses distinct professional services to determine whether the transfer of control is over-time or at a point in time. The Company considers three criteria in making their assessment including (1) the customer simultaneously receives and consumes the benefits; (2) the Company's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

NOTE 4. REVENUE RECOGNITION (cont.)

(3) the Company's performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. If none of the criteria are met, revenues are determined to be recognized at a point in time.

For distinct professional services determined to be recognized over-time, measuring the stage of completion of a project requires significant judgement and estimates and is based on either input or output measures. During the year ended December 31, 2024, $9.4 million of professional service revenue was recognized over time, with the remaining $0.1 million recognized at a point in time when the performance obligation was fulfilled and control of the service was transferred to the customer. During the year ended December 31, 2023, $7.4 million of professional service revenue was recognized over time, with the remaining $0.9 million recognized at a point in time when the performance obligation was fulfilled and control of the service was transferred to the customer. During the year ended December 31, 2022, $2.2 million of professional service revenue was recognized over time, with the remaining $2.0 million recognized at a point in time when the performance obligation was fulfilled and control of the service was transferred to the customer.

<u>**Monetization**</u>

Monetization revenues are primarily derived from advertising payments associated with ad impressions placed on the SoundHound music identification application. The amount of revenue is based on actual monetization generated or usage, which represent a variable consideration with constrained estimates. Therefore, the Company recognizes the related revenues at a point in time when advertisements are placed, when commissions are paid or when the SoundHound application is downloaded. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as a principal or an agent in the transaction. The Company has determined that it does not act as the principal in monetization arrangements because it does not control the transfer of the service and it does not set the price. Based on these factors, the Company reports revenue on a net basis.

<u>**Licensing**</u>

The Company licenses voice and Amelia's software solutions that are embedded in customer's products or services. Licensing revenues are a distinct performance obligation that is recognized when control is transferred to the customer, which is at a point in time for non-customized solutions. For licenses with non-distinct customized solutions, revenues are recognized over time based on the progress towards completion of the customized solution. Revenues generated from licensing are on royalty arrangements with a per unit pricing or on fixed considerations. The Company records licensing revenue relating to usage-based royalty arrangements in the same period in which the underlying usage occurs. Licensing revenue on fixed considerations including fixed fee and a minimum guarantee from royalty arrangements are recognized when the Company grants the customer the right to use and benefit from the license at the start of the licensing period. Licenses may include post-contract support, which is a distinct performance obligation and revenue from post-contract support is recognized ratably over the licensing period.

When a contract has multiple performance obligations, the transaction price is allocated to each performance obligation based on its relative estimated standalone selling price ("SSP"). Judgments are required to determine the SSP for each distinct performance obligation. SSP is determined by maximizing observable inputs from pricing of standalone sales, when possible. Since prices vary from customer to customer based on customer relationship, volume discount and contract type, in instances where the SSP is not directly observable, the Company estimates SSP by considering the following factors:

- Costs of developing and supplying each performance obligation;

- Industry standards;

NOTE 4. REVENUE RECOGNITION (cont.)

- Major product groupings; and

- Gross margin objectives and pricing practices, such as contractually stated prices, discounts offered and applicable price lists.

These factors may vary over time, depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors considered change or should future facts and circumstances lead the Company to consider additional factors, the Company's best estimate of SSP may also change. When such observable data is not available because there is a limited number of transactions or prices are highly variable, the Company will estimate the standalone selling price using the residual approach.

The Company's long-term contracts generally do not have significant financing components, as there is normally payment and performance in each year of the contract. The Company has elected the practical expedient to not adjust promised amounts of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. If there is a period of one year or longer between the transfer of promised services and payment, it is generally for reasons other than financing, thus, the Company does not adjust the transaction price for financing components. In the limited cases where a significant financing component is present, the Company adjusts the promised consideration for the effects of a significant financing component and to recognize revenue to approximate an amount that reflects the cash selling price that a customer would have paid for the promised goods or services.

For the years ended December 31, 2024, 2023 and 2022, revenue under each performance obligation was as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Hosted services	$ 57,246	$ 18,364	$ 17,743
Licensing	17,577	18,600	8,322
Professional services	9,488	8,275	4,220
Monetization	382	634	844
Total	$ 84,693	$ 45,873	$ 31,129

For the years ended December 31, 2024, 2023 and 2022, the disaggregated revenue by geographic location* was as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
United States	$ 46,751	$ 6,769	$ 3,344
Korea	12,289	22,962	14,530
France	8,756	4,090	4,023
Japan	3,908	3,707	3,866
Germany	196	5,950	4,134
Other	12,793	2,395	1,232
Total	$ 84,693	$ 45,873	$ 31,129

*   Revenue by geographic region is allocated to individual countries based on the billing location of the customer. The end customer location may be different than the customer's billing location. The 'Other' category is composed of geographic regions with sales less than 10% of the consolidated revenue.

NOTE 4. REVENUE RECOGNITION (cont.)

For the years ended December 31, 2024, 2023 and 2022, the disaggregated revenue by recognition pattern was as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Over time	$ 67,789	$ 25,757	$ 19,955
Point-in-time	16,904	20,116	11,174
Total	$ 84,693	$ 45,873	$ 31,129

The Company also disaggregates revenue by service type. This disaggregation consists of Product Royalties, Service Subscriptions and Monetization. Product Royalties revenues are derived from Houndified Products, which are voice-enabled tangible products across the automotive and consumer electronics industries. Revenues from Product Royalties are based on volume, usage, or life of the products, which are driven by number of devices, users, or unit of time. Service Subscription revenues are generated through Houndified Services and Amelia services, which include customer services, food ordering, content, appointments and voice commerce, autonomous business workflows, and IT systems analysis. Subscription revenues are derived from monthly fees based on fixed fees, usage-based revenue, revenue per query or revenue per user. Houndified Products, Houndified Services, and Amelia services may include professional services that develop and customize the Houndify platform and Amelia Software Platform to fit customers' specific needs, and any post-contract support for on-premise solutions. Revenues from Monetization are generated from the SoundHound music identification app and are primarily attributable to user ad impression revenue.

For the years ended December 31, 2024, 2023 and 2022, the disaggregated revenue by service type was as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Service subscriptions	$ 56,347	$ 1,940	$ 1,838
Product royalties	27,964	43,299	28,447
Monetization	382	634	844
Total	$ 84,693	$ 45,873	$ 31,129

Contract Balances

The Company performs its obligations under a contract with a customer by providing access to software, licensing right to use software, or providing services in exchange for consideration from the customer. The timing of the Company's performance often differs from the timing of the customer's payment, which results in the recognition of a receivable, a contract asset or deferred revenue.

As of January 1, 2023, accounts receivable, net of allowances, was $3.4 million, contract assets, net of allowances, were $8.7 million and deferred revenue was $13.4 million.

NOTE 4. REVENUE RECOGNITION (cont.)

The contract asset and unbilled accounts receivable, net as of December 31, 2024 and December 31, 2023 consists of the following (in thousands):

	Balance Sheet Presentation	**December 31, 2024**	**December 31, 2023**
Unbilled account receivables – current	Contract assets and unbilled receivables, net of allowance for credit losses	$ 13,441	$ 5,138
Contract assets – current	Contract assets and unbilled receivables, net of allowance for credit losses	13,204	6,642
Unbilled account receivables – non-current . . .	Contract assets and unbilled receivables, non-current, net of allowance for credit losses	922	—
Contract assets – non-current . .	Contract assets and unbilled receivables, non-current, net of allowance for credit losses	11,957	16,492

The Company has not recorded any asset impairment charges related to contract assets during the periods presented in the consolidated financial statements.

Revenues recognized included in the balances of the deferred revenue at the beginning of the reporting period for the years ended December 31, 2024, 2023 and 2022 were $5.1 million, $7.9 million and $6.4 million, respectively.

As of December 31, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that were unsatisfied or partially unsatisfied was $83.3 million. Given the applicable contract terms, $48.9 million is expected to be recognized as revenue within one year, $32.1 million is expected to be recognized between 2 to 5 years and the remainder of $2.3 million is expected to be recognized after 5 years. This amount does not include contracts to which the customer is not committed, contracts for which the Company recognizes revenue equal to the amount the Company has the right to invoice for services performed, or future sales-based or usage-based royalty payments in exchange for access to the Company's hosted services. This amount is subject to change due to future revaluations of variable consideration, terminations, other contract modifications or currency adjustments. The estimated timing of the recognition of remaining unsatisfied performance obligations is subject to change and is affected by changes to scope, changes in timing of delivery of products and services, or contract modifications.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in the carrying value of goodwill including the effect of measurement period adjustments for the year ended December 31, 2024, was as follows (in thousands):

Balance as of December 31, 2023	$ —
Acquisition of SYNQ3	6,000
Acquisition of Amelia	$ 95,704
Balance as of December 31, 2024	$ 101,704

The Company has applied the acquisition method of accounting in accordance with ASC 805 and recognized assets acquired and liabilities assumed of SYNQ3 and Amelia at their fair value as of the date of acquisition, with the excess purchase consideration recorded to goodwill. As the Company finalizes the estimation of the fair value of the assets acquired and liabilities assumed, additional adjustments to the amount of goodwill may be necessary. Refer to Note 3 for further information on the measurement period adjustments of SYNQ3 and Amelia Acquisitions.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS (cont.)

Intangible Assets

The gross carrying value, accumulated amortization and net carrying value of intangible assets consisted of the following (in thousands):

		December 31, 2024		
	Useful life (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Developed technology.	3.0 – 7.0	$ 105,640	$ 7,696	$ 97,944
Customer relationships	3.0 – 7.0	74,360	5,322	69,038
Tradename.	2.0 – 5.0	8,470	1,280	7,190
Conversation data	2.5	1,285	514	771
Total		$ 189,755	$ 14,812	$ 174,943

Amortization expense of intangible assets was $14.8 million for the year ended December 31, 2024. This expense was recorded as $7.7 million within cost of revenues for the year ended December 31, 2024. There was no amortization expense during the year ended December 31, 2023.

Future amortization expense of intangible assets held as of December 31, 2024, is as follows (in thousands):

Year ending December 31,

2025.	$ 30,334
2026.	29,372
2027.	26,923
2028.	25,398
2029.	24,761
Thereafter	$ 38,155
Total	$ 174,943

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Computer equipment.	$ 19,480	$ 19,278
Software and voice recordings	10,033	9,714
Leasehold improvements	3,871	3,882
Furniture and fixtures	1,154	777
Total property and equipment, at cost.	34,537	33,651
Less: accumulated depreciation and amortization	(33,298)	(32,136)
Total property and equipment, net	$ 1,239	$ 1,515

As of December 31, 2024 and 2023, property and equipment, net includes assets under finance lease obligations (see Note 16 for additional information) with an aggregate cost of approximately $0.6 million and $0.5 million, respectively, and accumulated depreciation of approximately $0.4 million and $0.1 million, respectively. Depreciation and amortization expense in respect of capitalized property and equipment totaled approximately $1.2 million, $2.3 million and $4.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 7. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accrued compensation expenses	$ 15,850	$ 6,961
Accrued vendor payables	8,141	3,792
Accrued lender fees	—	2,603
Accrued litigation liabilities	1,750	—
Other accrued liabilities	551	528
	$ 26,291	$ 13,884

NOTE 8. COMMITMENTS AND CONTINGENCIES

Contracts

In August 2021, the Company entered into an exclusive agreement with a cloud service provider to host its voice artificial intelligence platform pursuant to which the Company committed to pay a minimum of $98.0 million in cloud costs over a seven-year period subject to variable increases based on usage.

Aggregate non-cancelable future minimum payments were as follows as of December 31, 2024 (in thousands):

2025	14,000
2026	16,000
2027	24,000
2028	24,000
Total	$ 78,000

Legal Proceedings

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. Prior to the SYNQ3 Acquisition, SYNQ3 filed a litigation against its landlord, TEBO in the United States District Court of Colorado, and TEBO counterclaimed in May 2022. On June 2, 2022, the District Court entered a judgment that was in favor of SYNQ3. TEBO filed the notice of appeal in July, 2023. On June 27, 2024, the Colorado Court of Appeals reversed the judgment and remanded the case to the District Court to enter judgment in favor of TEBO on both SYNQ3's claim and TEBO's counterclaim and to conduct further proceedings as are necessary to determine the damages, attorney fees and costs, if any, to be awarded to TEBO. On January 15, 2025, the Company entered a Settlement Agreement with TEBO. The Settlement Agreement requires SYNQ3 to pay $1.8 million to TEBO in January 2025 to resolve all matters related to the litigation and dispute. Therefore, the Company recorded a liability of $1.8 million under accrued liabilities as of December 31, 2024.

Other Matters

The Company continues to analyze potential sales tax exposure using a state-by-state assessment. In accordance with ASC 450, Contingencies, the Company estimated and recorded a liability of $3.1 million and $0.2 million as of December 31, 2024 and 2023.

NOTE 9. WARRANTS

Term Loan Warrants

In connection with the Credit Agreement (as defined in Note 10), the Company issued warrants to purchase up to 3,301,536 shares of the Company's Class A Common Stock to the lenders (the "Term Loan Warrants"). The Term Loan Warrants have a per share exercise price of $2.59 and may be exercised, including on a cashless basis, by the holder at any time prior to the 10-year anniversary of the issue date. The Term Loan Warrants will be automatically cashless exercised immediately prior to a change in control of the Company. The Term Loan Warrants are indexed to the Company's stock and were classified as an equity instrument. On the Term Loan Closing Date, this resulted in the Company allocating the gross proceeds and issuance costs between the Term Loan and the Term Loan Warrants based on their relative fair values, resulting in the initial recognition of the Term Loan Warrant at $4.1 million as additional paid-in-capital on the consolidated balance sheets.

In March 2024, the Company issued 2,269,982 shares of the Company's Class A Common Stock resulting from the cashless exercise in full of the Term Loan Warrants that were outstanding. As of December 31, 2024, all of the Term Loan Warrants had been exercised and no Term Loan Warrants are outstanding.

Warrants Related to the Business Combination

Public Warrants

On April 26, 2022 (the "Closing"), pursuant to a merger agreement dated as of November 15, 2021 by and among Archimedes Tech SPAC Partners Co. ("ATSP"), ATSPC Merger Sub, Inc. and SoundHound, Inc. ("Legacy SoundHound"), the parties consummated the merger of ATSPC Merger Sub, Inc. with and into Legacy SoundHound, with Legacy SoundHound continuing as the surviving corporation, as well as the other transactions contemplated by the Merger Agreement (the merger and such other transactions collectively referred to the "ATSP Merger").

Prior to the ATSP Merger, ATSP issued public warrants ("Public Warrants"). Each Public Warrant entitles the holder to the right to purchase one share of common stock at an exercise price of $11.50 per share. No fractional shares were issued upon exercise of the Public Warrants. The Company may redeem the outstanding warrants, for $0.01 per warrant, upon not less than 30 days' prior written notice of redemption, if the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock dividends, sub-divisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending on the third trading day before the Company sends the notice of redemption to the warrant holders. Upon issuance of a redemption notice by the Company, the warrant holders may, at any time after the redemption notice, exercise the Public Warrants for cash, or on a cashless basis.

Subsequent to the closing of the ATSP Merger, the Company's Public Warrants continue to be classified as equity instruments, as they are indexed to the Company's stock.

Private Warrants

Prior to the ATSP Merger, ATSP issued private warrants ("Private Warrants"). The Private Warrants were initially issued in the same form as the Public Warrants with the exception that the Private Warrants: (i) would not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. If the Private Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

The Private Warrants were initially classified as derivative liability instruments as they met the definition of a derivative and were not considered indexed in the Company's own stock as the settlement value could be dependent on who held the Private Warrants at the time of exercise. Upon the Closing of the ATSP Merger, the Company modified its Private Warrants to be identical to its Public Warrants. Therefore, the Private Warrants met requirements for classification as equity instruments, as they are indexed to the Company's stock.

NOTE 9. WARRANTS (cont.)

In December 2024, the Company issued 2,041 shares of the Company's Class A Common Stock resulting from the exercise of Public Warrants and Private Warrants that were outstanding and raised $23.5 thousand in cash proceeds. As of December 31, 2024, there were 3,663,955 Public Warrants and Private Warrants issued and outstanding. There was no exercise during the years ended December 31, 2023 and December 31, 2022.

NOTE 10. NOTE PAYABLE

SNAP June 2020 Note

In June 2020, the Company issued a promissory note (the "SNAP June 2020 Note") to a Lender in exchange for $15.0 million in cash proceeds. The note had an annual interest rate of 5% and a maturity date of June 26, 2022, if not converted earlier pursuant to conversion terms and change in control events.

The Company recognized total interest expense of $0.7 million associated with the SNAP June 2020 Note for the year ended December 31, 2022, out of which $0.4 million relates to amortization of the debt discount. The debt discount related to the SNAP June 2020 Note is amortized over the life of the instrument, beginning at note issuance and ending on April 26, 2022, the date on which the note was converted. The Company was amortizing the discounts on an effective interest basis over the period from issuance through the Early Maturity Date. The effective interest rate was 14.3% for the year ended December 31, 2022.

As a result of the Business Combination, on the Closing Date, the SNAP June 2020 Note conversion feature was triggered. As a result, on the Closing Date, all outstanding principal of $15.0 million and accrued interest of $1.4 million were converted into 2,046,827 shares of Class A Common Stock. In addition, the remaining debt discount of $0.2 million and related derivative liability with fair value of $4.1 million as of the Closing Date were extinguished.

SVB March 2021 Note

In March 2021, the Company entered into a loan and security agreement with a commercial bank to borrow $30.0 million. The loan bore interest at an annual rate equal to the greater of 9.00% or 5.75% above the Prime Rate. During the year ended December 31, 2023, the interest rate was 13.75%. Payments were interest-only for the first twelve months and are now principal and interest through maturity. There was no interest expense recorded during the year ended December 31, 2024. During the years ended December 31, 2023 and December 31, 2022, the Company recorded $16.0 thousand and $1.0 million related to the amortization of the debt discount in interest expense, respectively.

Concurrently with the Company's entry into the Credit Agreement (as defined below), the Company used a portion of the proceeds to prepay in full all outstanding obligations under, and terminated, the SVB March 2021 Note. In connection with the SVB March 2021 Note prepayment, the Company paid a total of $18.5 million on April 14, 2023, which consisted of (i) the remaining principal amount outstanding of $18.1 million, (ii) a prepayment premium of $0.3 million, (iii) accrued and unpaid interest of $0.1 million and (iv) a nominal amount for transaction expenses, resulting in a loss on debt extinguishment of $0.4 million.

SCI June 2021 Note

In June 2021, the Company entered into a loan and security agreement with a lender to obtain credit extensions to the Company. Extensions were available in $5.0 million increments up to a total commitment amount of $15.0 million. The Company drew an initial $5.0 million on June 14, 2021 and the remaining $10.0 million on December 1, 2021. The loan bore interest at an annual rate equal to the greater of 9.00% or 5.75% above the Prime Rate. During the year ended December 31, 2023, the interest rate was 13.75%. Payments were interest-only for the first twelve months and principal and interest through maturity. There was no interest expense recorded during the year ended December 31, 2024. During the years ended December 31, 2023 and December 31, 2022, the Company recorded $31 thousand and $0.8 million related to the amortization of the debt discounts in interest expense, respectively.

NOTE 10. NOTE PAYABLE (cont.)

Concurrently with the Company's entry into the Credit Agreement (as defined below), the Company used a portion of the proceeds to prepay in full all outstanding obligations under, and terminated, the SCI June 2021 Note. In connection with the SCI June 2021 Note prepayment on April 14, 2023, the Company paid a total of approximately $11.7 million, which consisted of (i) the remaining principal amount outstanding of approximately $11.5 million, (ii) a prepayment premium of approximately $0.2 million and (iii) a nominal amount for transaction expenses resulting in a loss on debt extinguishment of $0.4 million.

Term Loan

On April 14, 2023 (the "Term Loan Closing Date"), the Company entered into a Senior Secured Term Loan Credit Agreement (the "Credit Agreement"). The Credit Agreement provides for a term loan facility in an aggregate principal amount of up to $100.0 million (the "Term Loan"). The Credit Agreement also permits the Company to request additional commitments of up to $25.0 million in the aggregate, with funding of such commitments in the sole discretion of the lenders, under certain circumstances, which will be subject to the same terms as the Term Loan if funded. On the Term Loan closing date, the Company also entered into Guarantee and Collateral Agreement. In addition, the Company is obligated to pay incremental lender fees (the "Lender Fees"), beginning on the Term Loan closing date, initially at the rate of 3.50% of the principal amount of the Term Loans for the first 18 months paid semi-annually to provide a collateral protection insurance policy on behalf of the lenders. Such rate for the Lender Fees will decrease to 2.50% after the 18-month anniversary of the Term Loan Closing Date. As the lenders are the sole beneficiary of the insurance policy, the Lender Fees are deemed to be additional fees payable to the Lenders and is therefore being recognized as interest expense over the term of the Term Loan based on effective interest method.

The Company used the proceeds from the Term Loan to (i) repay outstanding amounts equal to approximately $30.0 million under the Company's existing loan facilities, (ii) fund an escrow account on the Term Loan Closing Date in the name of the Agent for an amount equal to the first four interest payments, (iii) pay certain fees and expenses incurred in connection with entering into the Credit Agreement, and (iv) fund the Lender Fees, together with related taxes, with the remaining proceeds to be used to fund growth investments and for general corporate purposes as permitted under the Credit Agreement.

The outstanding principal balance of the Term Loan bears interest at the applicable margin plus, at the Company's election, either (i) the Term SOFR published by CME Group Benchmark Administration Limited for a one-month interest period plus 0.15% or (ii) the alternate base rate ("ABR"), which is a per annum rate equal to the greatest of (a) the Prime Rate (as defined in the Credit Agreement), (b) the NYFRB Rate (as defined in the Credit Agreement) plus 0.50% and (c) the Term SOFR plus 1.00%. The applicable margin under the Credit Agreement is 8.50% per annum with respect to SOFR loans, and 7.50% per annum with respect to ABR loans. As of June 30, 2024, the contractual interest rate was approximately 14.0%. The Company was amortizing the discounts on an effective interest basis over the period from issuance through April 14, 2027 (the "Maturity Date"). The effective interest rate was 25.18% for the quarter ended June 30, 2024. The Company incurred $6.0 million in stated interest in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024, and paid $3.5 million for the period. During the year ended December 31, 2024, the Company recorded $1.5 million in interest expense related to the debt discount.

On June 7, 2024, the Company entered into a letter agreement (the "Payoff Letter") to prepay in full all indebtedness and other amounts outstanding and owing under the Credit Agreement. In connection with the Term Loan prepayment, the Company paid a total of $105.6 million on June 7, 2024, which consisted of (i) the remaining principal amount outstanding of $100.0 million, (ii) a prepayment premium of $5.0 million, (iii) transaction expenses of $0.6 million, resulting in a loss on debt extinguishment of $15.6 million. Accordingly, the accrued and unpaid interest of $2.6 million was waived under the Payoff Letter.

NOTE 10. NOTE PAYABLE (cont.)

Amelia Debt

In connection with the Amelia Acquisition, the Company assumed the amended senior secured term loan facility from Amelia in an aggregate principal amount of $121.5 million, which was issued pursuant to the existing Credit Agreement (the "Amelia Debt Credit Agreement") of Amelia with Monroe Capital Management Advisors, LLC ("Monroe"), as administrative and collateral agent for certain affiliated funds of Monroe, as lenders. In accordance with the terms of the debt assumed, on August 7, 2024, the Company paid $70.0 million in cash to pay down a portion of the outstanding principal balance and issued 2,943,917 shares of Class A common stock to settle certain fees associated with the Amelia Debt. The remaining outstanding balance of $39.7 million has a maturity date of June 30, 2026 (the "Maturity Date") and provides, at the Company's election, for payment of a portion of interest in cash or in kind ("PIK"), in which case interest will be capitalized and added to the outstanding principal amount, with principal and accrued interest due at the Maturity Date. The Amelia Debt may be prepaid at any time and must be prepaid, along with the applicable prepayment premium and exit fee, upon the occurrence of certain future events. The Amelia Debt will accrue interest at an annual rate equal to the sum of (a) Adjusted Term SOFR and (b)(i) an applicable margin of 9.00% for the portion of interest paid in cash, and (ii) an additional 1.00% for the portion of interest paid in kind. Upon an event of default, the interest rate will automatically increase by an additional 2.00% per annum, and may result in the declaration that all outstanding principal and interest under the Amelia Debt be immediately due and payable in whole or in part. During the year ended December 31, 2024, the Company recorded and paid $2.0 million in interest expense, of which $0.1 million was paid to settle the PIK that was capitalized and added to the outstanding principal amount.

On December 3, 2024, the Company entered into a letter agreement (the "Amelia Debt Payoff Letter") to prepay in full all indebtedness and other amounts outstanding and owing under the Amelia Debt Credit Agreement. In connection with the Amelia Debt prepayment, the Company paid a total of $39.8 million on December 4, 2024, which consisted of the remaining principal amount outstanding of $39.8 million and transaction expenses of $42 thousand, resulting in a loss on debt extinguishment of $42 thousand.

The following table summarizes the Company's debt balances as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023
Term Loan	$ —	$ 100,000
Unamortized discount and debt issuance costs	—	(15,688)
Carrying value of long-term debt	$ —	$ 84,312

NOTE 11. RESTRUCTURING

In January 2023, the Company announced a restructuring plan (the "Restructuring Plan") intended to reduce operating costs, improve operating margins, improve cash flows and accelerate the Company's path to profitability. The Restructuring Plan included a reduction of the Company's then-current workforce by approximately 40% or 180 positions globally.

Costs associated with the Restructuring Plan consist of employee severance payments, employee benefits and share-based compensation. The costs associated with the Restructuring Plan were recorded to the restructuring expense line item within our consolidated statements of operations as incurred. During the year ended December 31, 2023, we recorded $4.6 million of restructuring expenses in connection with the Restructuring Plan, of which $1.4 million were cash payments. The Restructuring Plan was substantially complete as of December 31, 2023.

NOTE 12. FAIR VALUE MEASUREMENT

The following table presents the fair value of the Company's financial instruments that are measured or disclosed at fair value on a recurring basis (in thousands):

| | December 31, 2024 | | |
	Level 1	Level 2	Level 3
Assets:			
Cash equivalents:			
Treasury bills	$ 38,070	$ —	$ —
Money market funds	131,767	$ —	$ —
Total assets	$ 169,837	$ —	$ —
Liabilities:			
Other current liabilities			
Contingent holdback consideration	$ —	$ —	$ 4,076
Contingent acquisition liabilities			
Contingent earnout consideration	$ —	$ —	$ 286,898
Total liabilities	$ —	$ —	$ 290,974

| | December 31, 2023 | | |
	Level 1	Level 2	Level 3
Assets:			
Cash equivalents:			
Treasury bills	$ 35,961	$ —	$ —
Money market funds	54,542	$ —	$ —
Total assets	$ 90,503	$ —	$ —

Equity Line of Credit

	Equity Line of Credit
Liabilities:	
January 1, 2022	$ —
Issuance of ELOC	1,075
December 31, 2022	1,075
Change in fair value	1,901
Settlements	(2,976)
December 31, 2023	$ —

The Company estimated the Level 3 fair value of the liability related to the ELOC using contractual inputs of the commitment shares and reimbursement fees prior to the settlement. The Company determined that the ELOC was not indexed to the Company's own common stock and, therefore, should be accounted for in accordance with ASC 815: Derivatives. Accordingly, the Company recorded a derivative liability with an initial fair value of $1.1 million based on the upfront commitment fee and the reimbursement amount to the investor as consideration for its irrevocable commitment to purchase up to 25,000,000 shares of the Company's common stock.

Subsequent changes in the fair value of the derivative liability are dependent upon, among other things, changes in the closing share price of the Company's common stock, the quantity and purchase price of shares purchased during the reporting period, the unused capacity under the ELOC as of the balance sheet date and the cost of raising other forms of capital. The Company adjusts the previous fair value estimate of the committed equity

NOTE 12. FAIR VALUE MEASUREMENT (cont.)

facility at each reporting period based on changes in the weighted average purchase price of shares purchased during the period, the unused capacity available under the ELOC, expected stock price volatility and other macroeconomic factors which impact the cost of raising comparable forms of capital.

The changes in the fair value of the committed equity facility were an increase of $1.9 million for the year ended December 31, 2023, which is included in other (income) expense, net on the consolidated statements of operations and comprehensive income (loss). The fair value of the liability then is remeasured as of the settlement date equal to the difference between the volume weighted average price at a 3% discount compared to the fair value of the common stock.

Derivative Liability (SNAP June 2020 Note)

To determine the fair value of the embedded derivative associated with the SNAP June 2020 Note, the Company utilized the income approach model using the With and Without method. Using the With and Without method, the Company modeled expected cash flows to the noteholder under Next Equity Financing, Change in Control, SPAC/Private Investment in Public Equity, and IPO scenarios. The value of the embedded derivative was determined as the differential value from the perspective of the With and Without Method. The Company utilized the following assumptions at the valuation date:

	December 31, 2021
Probability of Next Equity Financing	3%
Probability of SPAC/PIPE	95%
Probability of IPO	2%
	100%
Weighted average term (years)	0.27
Weighted average discount rate	25%

The significant unobservable inputs used in the fair value measurement of the derivative liability are the remaining expected term, the discount rate, and the probability of financing for each scenario. Significant increases (decreases) in the term would result in significantly lower (higher) fair value measurements. Significant increases (decreases) in the discount rate would result in significantly lower (higher) fair value measurements.

On April 26, 2022, the Closing of the Business Combination, the embedded derivative was valued at fair value which was equivalent to its intrinsic value. The embedded derivative had a fair value of $4.1 million. As the Closing of the Business Combination triggered the Conversion Feature contained within the SNAP June 2020 Note, therefore converting the note's principal to equity, the embedded derivative associated with the note was extinguished. The Company recorded the remeasurement of derivative liabilities in other expense, net on the consolidated statements of operations and comprehensive loss. The fair value of the embedded derivative was recorded as additional paid-in capital upon extinguishment on the consolidated balance sheet.

The following table summarizes the fair value remeasurement of the embedded derivative for the year ended December 31, 2022 (in thousands):

	Year Ended December 31, 2022
Remeasurement of conversion feature – loss	$ (606)

NOTE 12. FAIR VALUE MEASUREMENT (cont.)

The following table sets forth a summary of changes in fair value of the Company's derivative liability and warrant liability for which fair value was determined by Level 3 inputs:

	Derivative Liability	Warrant Liability
Balance as of December 31, 2021	$ 3,488	$ —
Change in fair value	$ 606	$ —
Extinguishment of embedded derivative upon conversion of convertible note	$ (4,094)	$ —
Balance as of December 31, 2022	$ —	$ —

Term Loan and Term Loan Warrant

The fair value of the Company's variable rate Term Loan approximates aggregate principal amount as the interest rate of the loan approximates market rates.

The Company issued a Class A Common Stock warrant in connection with the Term Loan (see Note 9 for additional information). The warrant was recorded based on the allocation of its relative fair value of the debt proceeds of $4.1 million. The warrants were classified as equity instruments at inception with a corresponding discount recorded at issuance against the outstanding note payable in connection with the Term Loan. The common stock warrant is not subject to remeasurement at each subsequent balance sheet date due to its classification as an equity instrument as it is considered indexed to the Company's stock. The Term Loan warrant expires in April 2033.

The Company determined the fair value of the Term Loan common stock warrant at issuance using the Black-Scholes option-pricing model using the following assumptions:

Expected dividend rate	—%
Risk-free interest rate	3.60%
Expected volatility	52%
Expected term (in years)	5

All of the Term Loan Warrants had been exercised during the year ended December 31, 2024. No Term Loan Warrants had been exercised during the year ended December 31, 2023.

Contingent Acquisition Liabilities

Contingent Holdback Consideration

The reconciliation of the Company's Contingent Holdback Consideration measured at fair value, including the effect of measurement period adjustments, on a recurring basis using unobservable inputs (Level 3) is as follows:

Balance as of December 31, 2023	$ —
Acquisition of SYNQ3	981
Change in the fair value of liability	3,712
Measurement period adjustments	(411)
Settlement	(206)
Balance as of December 31, 2024	$ 4,076

The fair value of the cash portion of the Contingent Holdback Consideration was estimated based upon the holdback period of 15 months, and discounted using the risk-free interest rate based on the U.S. Treasury zero-coupon yield curve on the valuation date for a maturity similar to the 15-month holdback period. The fair value of the equity portion of the Contingent Holdback Consideration was estimated based upon the value of the Company's Class A Common Stock price. The fair value of the Contingent Holdback Consideration was initially

NOTE 12. FAIR VALUE MEASUREMENT (cont.)

measured on January 3, 2024, the date on which the Company completed the acquisition of SYNQ3. For the year ended December 31, 2024, the Company recognized a loss of $3.7 million related to the Contingent Holdback Consideration.

The fair value of the Contingent Holdback Consideration has been estimated as of the Closing Date and December 31, 2024, under the following assumptions:

	January 3, 2024	December 31, 2024
Risk-free interest rate	4.6%	4.0%
Holdback period	1.25 years	0.25 years

Contingent Earnout Consideration

The reconciliation of the Company's contingent earnout consideration measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

Balance as of December 31, 2023	$ —
Acquisition of SYNQ3	1,676
Acquisition of Amelia	66,269
Change in the fair value of liability*	218,953
Balance as of December 31, 2024	$ 286,898

*   The Company's year-end stock price increase resulted in an increase in its fair value of contingent acquisition liabilities where future Contingent Earnout Consideration is marked-to-market on a quarterly basis, significantly impacting net loss and net loss per share during the year ended December 31, 2024. The fluctuation is non-operating and non-cash in nature.

For the year ended December 31, 2024, the Company recognized a loss of $219.0 million related to the contingent earnout consideration, reflected in the change in fair value of contingent acquisition liabilities in the consolidated statement of operations and comprehensive loss.

The Company utilizes a Monte Carlo simulation to value the contingent earnout consideration. The Company selected this model as it believes it is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the contingent earnout consideration. Such assumptions include, among other inputs, expected stock price volatility, risk-free rates, and change in control assumptions. The Company estimates the expected volatility of its common stock based on historical volatility of a peer group, considering the remaining term of the contingent earnout consideration. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the valuation date for a maturity similar to the expected remaining life of the contingent earnout consideration. The expected life of the contingent earnout consideration is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The fair value of the Contingent SYNQ3 Earnout Consideration acquired from SYNQ3 Acquisition has been estimated as of the Closing Date and December 31, 2024, with the following assumptions for the unobservable inputs:

	January 3, 2024	December 31, 2024
Discount rate	12.6%	12.9%
Expected stock price volatility	115.3%	130.0%
Risk-free interest rate	4.2%	4.2%
Expected dividend yield	0.0%	0.0%
Expected life	0.5 – 2.5 years	0.50 – 1.50 years

NOTE 12. FAIR VALUE MEASUREMENT (cont.)

The fair value of the Contingent Amelia Earnout Consideration acquired from Amelia Acquisition has been estimated as of the Closing Date and December 31, 2024, with the following assumptions for the unobservable inputs:

	August 6, 2024	December 31, 2024
Metric specific discount rate.	8.0%	9.5%
Earnout payment discount rate	3.8%	4.2%
Expected stock price volatility	73.0%	68.0%
Expected metric volatility	11.0%	12.0%
Risk-free interest rate for target revenue.	4.0%	4.2%
Risk-free interest rate for stock price	3.8%	4.2%
Expected dividend yield	—%	—%
Expected life	1.4 – 2.4 years	1.0 – 2.0 years

There were no transfers of financial instruments between Level 1, Level 2 and Level 3 during the years ended December 31, 2024 and 2023.

NOTE 13. PREFERRED STOCK

Legacy SoundHound Preferred Stock

Legacy SoundHound Preferred Stock was not mandatorily redeemable. Legacy SoundHound Preferred Stock was contingently redeemable upon a deemed liquidation event which the Company determined was not solely within its control as the Company determined that a deemed liquidation event can only occur with the approval of the board of directors and the preferred shareholders maintained control of the board of directors as of December 31, 2021 and through April 26, 2022, the effective date of the Business Combination, and thus has classified shares of Legacy SoundHound Preferred Stock as temporary equity. Since the occurrence of a deemed liquidation event was not probable, the carrying values of the shares of legacy SoundHound Preferred Stock were not being accreted to their redemption values.

A summary of the Legacy SoundHound Preferred Stock authorized, issued and outstanding as of the date of the Business Combination is as follows:

	Shares Authorized	Shares Issued	Liquidation Preference	Carrying Value
Series A	19,106,048	19,106,048	$ 28,239	$ 4,967
Series B	33,702,134	33,702,134	66,360	11,038
Series C	5,687,525	5,687,525	38,163	11,837
Series C-1	4,436,090	4,436,090	89,298	16,061
Series D	20,258,299	20,258,299	527,992	85,648
Series D-1	8,418,535	8,418,535	277,812	49,957
Series D-2	8,418,530	8,418,530	277,811	49,949
Series D-3	6,922,165	6,922,165	276,887	50,046
Series D-3A	20,835,869	—	—	—
	127,785,195	106,949,326	$ 1,582,562	$ 279,503

Upon the closing of the Business Combination, the outstanding shares of Series A, B, C, C-1, D, D-1, D-2, and D-3 preferred stock were converted into 106,949,326 shares of SoundHound AI Class A Common Stock at the exchange ratio of 1-for-1. Shares Authorized and Shares Issued above have been retroactively adjusted to reflect the exchange of 1 share of Legacy SoundHound stock into 5.5562 shares of the Company's Class A or Class B

NOTE 13. PREFERRED STOCK (cont.)

Common Stock. As a result of the conversion of the Legacy SoundHound redeemable convertible preferred stock, the Company reclassified the amount of redeemable convertible preferred stock to additional paid in capital.

Upon the consummation of the Business Combination, the Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. The number of authorized shares of preferred stock may also be increased or decreased by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of preferred stock. Any new series of preferred stock may be designated, fixed and determined as provided by the Board without approval of the holders of common stock or preferred stock and the preferred stock holders may be granted such rights, powers (including voting powers) and preferences as determined by the Board in its sole discretion, including the right to elect one or more directors.

Series A Preferred Stock

Between January 18, 2023 and January 20, 2023, the Company entered into Preferred Stock Purchase Agreements (the "Purchase Agreements") with certain investors (the "Investors"), pursuant to which the Company issued and sold to the Investors an aggregate of 835,011 shares of its newly designated Series A Convertible Preferred Stock for issuance price of $30.00 per share, raising an aggregate of approximately $25.0 million in cash proceeds. As of December 31, 2024, all the Series A Preferred Stock have been converted to Class A Common Stock.

Liquidation Preference

The Liquidation Preference per share of Preferred Stock was initially equal to $30.00, the original issue price per share. On January 1, 2024, the Company's Series A Preferred Stock holders received their latest dividends paid-in-kind as an increase in Liquidation Preference, thereby increasing the Liquidation Preference per share to approximately $34.13.

Redemption

The Series A Preferred Stock is not mandatorily redeemable.

Conversion

Each share of Series A Preferred Stock is convertible, at the option of the holder, into such number of shares of Class A Common Stock equal to the Liquidation Preference per share at the time of conversion divided by $1.00 (the "Conversion Price"). In addition, each share of Series A Preferred Stock will automatically convert into shares of Class A Common Stock at the Conversion Price on or after January 20, 2024 if and when the daily volume-weighted average closing price per share of Class A Common Stock is at least 2.5 times the Conversion Price for each of any 90 trading days during any 120 consecutive trading day period, which 120-trading day period may commence (but may not end) prior to January 20, 2024. During the year ended December 31, 2024, the condition of automatic conversion was met and all the remaining Series A Preferred Stock were automatically converted.

During the year ended December 31, 2024, 475,005 shares of preferred stock were converted into 16,624,215 shares of Class A Common Stock. The conversion was pursuant to the original terms of the agreement and therefore the carrying value of Series A Preferred Stock was converted into Class A Common Stock with no gain or loss upon conversion.

During the year ended December 31, 2023, some Investors optionally converted 353,338 shares of preferred stock into 11,375,090 shares of Class A Common Stock. The conversion was pursuant to the original terms of the agreement and therefore the carrying value of Series A Preferred Stock was converted into Class A Common Stock with no gain or loss upon conversion.

NOTE 13. PREFERRED STOCK (cont.)

Voting Rights

The Investors do not have voting rights, except with respect to certain protective provisions and as required by the Delaware General Corporation Law. However, as long as the Series A Preferred Stock are outstanding, the Company may not take certain actions that may materially and adversely impact the powers, preferences, or rights of the Investors without the consent of at least a majority of the Investors.

NOTE 14. COMMON STOCK

The Company had 250,030,433 shares of Legacy SoundHound common stock authorized for issuance prior to the closing of the Business Combination.

On April 26, 2022, following the Business Combination and pursuant to the Company's certificate of incorporation, the Company is authorized to issue 500,000,000 shares of capital stock, consisting of (a) 455,000,000 shares of Class A Common Stock with a par value of $0.0001 per share, (b) 44,000,000 shares of Class B Common Stock with a par value of $0.0001 per share, and (c) 1,000,000 shares of preferred stock with a par value of $0.0001 per share. The outstanding shares of the Company's common stock are fully paid and non-assessable.

As a result of the Business Combination, 73,561,334 shares of Legacy SoundHound common stock, along with 106,949,326 shares of Legacy SoundHound preferred stock, were converted into 180,510,660 shares of the Company's common stock, consisting of 140,114,060 shares of Class A Common Stock and 40,396,600 shares of the Company's Class B Common Stock. On all matters to be voted upon, subject to the rights of any holders of any series of preferred stock, holders of shares of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters submitted to the stockholders for their vote or approval. Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Holders of Class B Common Stock are entitled to ten votes per share on all matters submitted to stockholders for their vote or approval.

Each share of Class B Common Stock shall convert into one fully paid and nonassessable share of Class A Common Stock upon mandatory or optional conversion. Shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock upon the occurrence of certain future events, generally including transfers, subject to limited exceptions set forth in the amended charter. The conversion of Class B Common Stock to Class A Common Stock will have the effect, over time, of increasing the relative voting power of those holders of Class B Common Stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Common Stock could gain significant voting control as other holders of Class B Common Stock sell or otherwise convert their shares into Class A Common Stock.

During the years ended December 31, 2024 and December 31, 2023, certain holders of Class B Common Stock optionally converted 4,950,000.00 and 2,250,000.00 shares, respectively, of Class B Common Stock into the same number of shares of Class A Common Stock.

Equity Line of Credit ("ELOC")

On August 16, 2022, the Company entered into a common stock purchase agreement ("Common Stock Purchase Agreement") and related registration rights agreement (the "CFPI Registration Rights Agreement") with CF Principal Investments LLC (the "Counterparty"). Pursuant to the Common Stock Purchase Agreement, the Company had the right, but not the obligation, to direct the Counterparty to purchase up to 25,000,000 shares of Class A Common Stock, subject to certain limitations and conditions (the "ELOC Program") at a purchase price equal to 97% of the volume weighted average stock price for a given purchase date. In connection with the execution of the Common Stock Purchase Agreement and the side letter on February 14, 2023, the Company issued 250,000 shares of Common Stock (the "Initial Commitment Shares") and additional cash commitment fee of $0.3 million.

NOTE 14. COMMON STOCK (cont.)

The Company recorded Common Stock Purchase Agreement as a derivative liability with an initial fair value of $1.1 million based on the upfront commitment fee in the form of proceeds from future issuance of commitment shares to the Counterparty plus certain fees and expenses as specified in the Purchase Agreement.

The Company recorded losses on changes in the fair value of the derivative liability associated with the ELOC Program of $1.9 million and $1.1 million respectively, for the years ended December 31, 2023 and 2022 as other income (expense), net on its consolidated statements of operations and comprehensive loss. The Company incurred third-party costs of $0.2 million related to the execution of the Common Stock Purchase Agreement which were recorded as general and administrative expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

During the year ended December 31, 2023, the Company sold the entirety of the 25,000,000 shares for aggregate proceeds of approximately $71.7 million, with the volume weighted average stock price of shares purchased by the Counterparty ranging from $1.75 to $4.26 per share.

Sales Agreement

On July 28, 2023, the Company entered into a Controlled Equity Offering Sales Agreement (the "Sales Agreement") with Cantor Fitzgerald & Co., H.C. Wainwright & Co., LLC, and D.A. Davidson & Co. (each a "Sales Agent" and collectively, the "Sales Agents"), pursuant to which the Company was able to offer and sell up to $150.0 million of shares of our Class A Common Stock from time to time through or to the Sales Agents acting as agent or principal. Sales of our Class A Common Stock under the Sales Agreement were made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act. The Sales Agents were entitled to aggregate compensation at a fixed commission rate of 2.5% of the gross sales price per share sold under the Sales Agreement. We agreed to reimburse the Sales Agents for certain specified expenses, including the reasonable and documented fees and disbursements of its legal counsel in an amount of $75 thousand in the aggregate in connection with the execution of the Sales Agreement.

During the year ended December 31, 2024, the Company sold 37,907,219 shares of our Class A common stock under the Sales Agreement, at a weighted-average price of $3.62 per share and raised $137.3 million of gross proceeds, which resulted in complete utilization of the Sales Agreement. After deducting approximately $3.4 million of commissions and offering costs incurred by the Company, the net proceeds from sales of Class A common stock was $133.8 million.

During the year ended December 31, 2023, the Company sold 5,805,995 shares of our common stock under the Sales Agreement, at a weighted-average price of $2.19 per share and raised $12.7 million of gross proceeds. The commissions and offering costs borne by the Company during the year were approximately $0.3 million.

Equity Distribution Agreement

On April 9, 2024, the Company entered into an Equity Distribution Agreement (the "Equity Distribution Agreement") with Citigroup Global Markets Inc., Barclays Capital Inc., Wedbush Securities Inc., Northland Securities, Inc. and Ladenburg Thalmann & Co. Inc. (the "Managers") with respect to an at-the-market equity program under which the Company was able to offer and sell up to $150.0 million of shares of its Class A Common Stock from time to time through the Managers. Sales of Class A Common Stock under the Equity Distribution Agreement will be made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act. The Managers were entitled to commission at a fixed rate of 2.5% of the gross sales price per share for their services in acting as agent in the sale of the Company's Class A Common Stock.

During the year ended December 31, 2024, the Company sold a total of 31,694,198 shares of our Class A common stock under the Equity Distribution Agreement, at a weighted-average price of $4.73 per share and raised $150.0 million of gross proceeds. After deducting approximately $3.7 million of commissions and offering

NOTE 14. COMMON STOCK (cont.)

costs incurred by the Company, the net proceeds from sales of Class A common stock was $146.2 million during the year ended December 31, 2024. As of December 31, 2024, the Company had no remaining capacity to sell the Company's Class A common stock under the Equity Distribution Agreement.

Execute Equity Distribution Agreement

On November 12, 2024, the Company entered into an Execute Equity Distribution Agreement (the "Execute Equity Distribution Agreement") with Barclays Capital Inc., Piper Sandler & Co., D.A. Davidson & Co., H.C. Wainwright & Co., LLC, and Joseph Gunnar & Co., LLC, (each, an "Agent," and, collectively, the "Agents") with respect to an at-the-market equity program under which the Company was able to offer and sell up to $120.0 million of shares of its Class A Common Stock from time to time through the Agents. Sales of Class A Common Stock under the Execute Equity Distribution Agreement were made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act. The Agents were entitled to commission at a fixed rate of 2.5% of the gross sales price per share for their services in acting as agent in the sale of the Company's Class A Common Stock.

During the year ended December 31, 2024, the Company sold a total of 16,224,989 shares of our Class A common stock under the Execute Equity Distribution Agreement, at a weighted-average price of $7.40 per share and raised $120.0 million of gross proceeds. After deducting approximately $3.0 million of commissions and offering costs incurred by the Company, the net proceeds from sales of Class A common stock was $117.0 million during the year ended December 31, 2024. As of December 31, 2024, the Company had no remaining capacity to sell the Company's Class A common stock under the Execute Equity Distribution Agreement.

NOTE 15. STOCK INCENTIVE PLANS

2016 Equity Incentive Plan

In April 2016, we adopted the 2016 Equity Incentive Plan (the "2016 Plan") as a successor and continuation of the 2006 Plan. Under the 2016 Plan, the Company was permitted to grant awards of stock options and Restricted Stock Units ("RSUs"), as well as stock appreciation rights and other stock awards. The Company no longer has shares available for issuance under the 2016 Plan.

2022 Incentive Award Plan

The Company adopted the 2022 Incentive Award Plan (the "2022 Incentive Plan"), effective April 26, 2022. The Company reserved 19,650,371 shares of Class A Common Stock for the issuance of awards under the 2022 Incentive Plan ("the Initial Limit"). The Initial Limit represents 10% of the aggregate number of shares of the Company's common stock outstanding immediately after the Closing and is subject to increase each year over a ten-year period. As of December 31, 2024, the Company had 417,633 shares remaining for issuance under the 2022 Incentive Plan.

2022 Employee Stock Purchase Plan

The Company adopted the 2022 Employee Stock Purchase Plan (the "ESPP") effective April 26, 2022, An aggregate of 3,930,074 shares of the Company's Class A Common Stock has been reserved for issuance or transfer pursuant to rights granted under the ESPP ("Aggregate Number"). The Aggregate Number represents 2% of the aggregate number of shares of the Company's common stock outstanding immediately after the Closing and is subject to increase each year over a ten-year period. The ESPP provides eligible employees with an opportunity to purchase common stock from the Company at a discount through accumulated payroll deductions. The ESPP is being implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the Company's Board of Directors may specify offerings but generally provides for a duration of 27 months. The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than 85% of the lower of the fair market value per share of the Company's common stock on either the offering date

NOTE 15. STOCK INCENTIVE PLANS (cont.)

or on the purchase date. The ESPP also includes a six-month look-back provision for the purchase price if the stock price on the purchase date is less than the stock price on the offering date. The first offering period under the ESPP began on November 1, 2022. As of December 31, 2024, 936,368 shares of Class A Common Stock were issued under the ESPP.

2024 Employment Inducement Incentive Award Plan

The Company adopted 2024 Employment Inducement Incentive Award Plan (the "2024 Inducement Plan", collectively, with the 2016 Plan and the 2022 Incentive Plan, the "Plans") effective August 6, 2024. The Company reserved 6,000,000 shares of Class A Common Stock for the issuance of awards under the 2024 Inducement Plan. As of December 31, 2024, 0 shares were issued under the 2024 Inducement Plan.

Stock Options Activity

Options granted generally have a maximum term of 10 years from grant date, are exercisable upon vesting unless otherwise designated for early exercise by the Board of Directors at the time of grant, and generally vest over a four-year period, with a 25% cliff vesting after one year and then ratably on a monthly basis for the remaining three years.

Stock option activity under the Plans was as follows for the years ended December 31, 2024, 2023 and 2022:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in Thousands)
Outstanding, December 31, 2021	30,361,405	$ 3.45	6.24	$ 168,705
Granted	391,619	6.17		
Exercised.	(3,595,706)	1.16		22,534
Forfeited or cancelled	(1,736,893)	4.63		
Outstanding, December 31, 2022	25,420,425	$ 3.74	6.32	$ 1,448
Exercised.	(3,585,829)	2.37		5,207
Forfeited or cancelled	(4,993,229)	5.24		
Outstanding, December 31, 2023	16,841,367	3.59	4.77	1,392
Exercised.	(9,806,309)	2.91		$ 72,806
Forfeited or cancelled	(1,109,147)	4.76		
Outstanding, December 31, 2024	5,925,911	$ 4.44	5.08	$ 91,268
Exercisable, December 31, 2024.	5,454,004	4.16	4.92	85,529

Options exercised early are subject to the vesting provisions mentioned above, and any unvested shares are subject to repurchase at the original price upon termination of employment, death, or disability. There were no option exercises during the years ended December 31, 2024, 2023 and 2022 that were subject to repurchase.

The weighted average grant date fair value per option granted was $3.11 during the year ended December 31, 2022. There were no options granted during the years ended December 31, 2024 and 2023. The total fair value of options vested was approximately $3.0 million, $4.5 million and $9.9 million during the years ended December 31, 2024, 2023 and 2022, respectively. The Company recorded stock-based compensation expense related to options of $3.0 million, $4.0 million and $8.7 million for the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024, the total unrecognized stock-based compensation expense related to the unvested stock options was approximately $1.4 million, which we expect to recognize over a weighted-average period of 0.68 years.

NOTE 15. STOCK INCENTIVE PLANS (cont.)

For the purpose of determining the estimated fair value of share-based payment awards issued in the form of stock options, the Company uses the Black-Scholes option-pricing model. The assumptions under the Black-Scholes option-pricing model during the year ended December 31, 2022 were as follows for option awards:

	2022
Dividend yield	0%
Expected volatility	51%
Expected term (years)	5.88
Risk free interest rate	2.58%

Restricted Stock Units Activity

RSUs granted generally vest over a four-year period, with 25% cliff vesting after one year and then ratably on a monthly basis for the remaining three years. Besides RSUs with vesting condition tied to requisite service period, the Company also issues RSUs with vesting conditions tied to certain market conditions ("Market-Based RSUs") and RSUs with vesting conditions tied to certain performance criteria ("Performance-Based RSUs").

In connection with the SYNQ3 Acquisition, the Company granted 1,434,978 RSUs (the "Retention Pool"), 25% of which is subject to service conditions that vest at the end of each of the upcoming three fiscal years and 75% of which is subject to both service and performance-based vesting conditions at the end of each of the upcoming three fiscal years, respectively.

The performance level for each of the fiscal years 2024, 2025 and 2026 is based on tiered annual revenue targets, subject to a floor of $9.0 million, $21.0 million and $30.0 million, respectively, with vesting ranging from 50% to 100% of the RSUs granted depending on the level of achievement of the specified revenue target in each year.

The Company assesses the probability of vesting of the above performance-based awards from the Retention Pool every reporting period. As of December 31, 2024, performance level of 2024 revenue amount was not met and performance levels of 2025 and 2026 were probable of being met.

The Company also granted 1,952,000 RSUs that vest over a four-year requisite service period to SYNQ3 employees during the year ended December 31, 2024. Additionally, the Company granted 10,622,133 RSUs to other employees of the Company during the year ended December 31, 2024. As a result, the Company granted total of 14,009,111 RSUs during the year ended December 31, 2024.

The activity for unvested Restricted Stock Units under the Plans was as follows for the years ended December 31, 2024, 2023 and 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested, December 31, 2022	16,716,383	4.14
Granted	11,158,301	2.38
Vested	(7,678,184)	3.32
Forfeited	(3,852,909)	3.90
Unvested, December 31, 2023	16,343,591	3.39
Granted	14,009,111	4.14
Vested	(7,322,556)	3.44
Forfeited	(1,239,891)	3.15
Unvested, December 31, 2024	21,790,255	3.87

The Company recorded stock-based compensation expense of $1.1 million, $1.3 million and $0.4 million related to Performance-Based RSUs during the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 15. STOCK INCENTIVE PLANS (cont.)

As of December 31, 2024, the total unrecognized stock-based compensation expense related to the unvested Performance-based RSUs was approximately $8.6 million. There were 1,376,234 Performance-Based RSUs granted during the year ended December 31, 2024.

The Company recorded $0.6 million, $1.5 million and $1.1 million in stock-based compensation expense related to Market-Based RSUs during the year ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the total unrecognized stock-based compensation expense related to the unvested Market-Based RSUs was approximately $10.7 thousand.

To derive the fair value of Market-Based RSUs, the Company applies a Monte Carlo simulation to determine the grant date fair value. The assumptions under the Monte Carlo simulation model and the calculated fair value of the Market-Based RSUs granted to employees during the year ended December 31, 2022 were as follows. The Company did not grant Market-Based RSUs during the years ended December 31, 2024 and 2023.

	Year Ended December 31, 2022
Expected volatility	52%
Expected term (years)	4
Drift rate	2.9%

During the years ended December 31, 2024, 2023 and 2022, the fair value of RSUs that vested was $24.1 million, $25.5 million, and $12.0 million. During the years ended December 31, 2024, 2023, and 2022, the Company recorded $27.2 million, $20.4 million, and $19.0 million of stock-based compensation related to RSUs. As of December 31, 2024, the total unrecognized stock-based compensation expense related to the unvested RSUs with service conditions was approximately $$67.6 million.

The total unrecognized stock-based compensation related to unvested RSUs is $76.2 million and this will vest over a weighted average period of 2.29 years.

Restricted Stock Awards Activity

In connection with the SYNQ3 Acquisition, a total of 2,033,156 unvested restricted Class A Common Stock shares ("RSAs") were issued, 25% of which are subject to service conditions that vest at the end of each of the upcoming three fiscal years in 3 tranches, and 75% of which is subject to both service and performance-based vesting conditions in three tranches.

The performance level for each of the fiscal years 2024, 2025 and 2026 is based on tiered annual revenue targets, subject to a floor of $9.0 million, $21.0 million and $30.0 million, respectively, with vesting ranging from 50% to 100% of the RSAs granted depending on the level of achievement of the specified revenue target in each year.

The Company assesses the probability of vesting of the above performance-based awards every reporting period. As of December 31, 2024, the performance level of the 2024 revenue amount was not met and performance levels of 2025 and 2026 were probable of being met.

NOTE 15. STOCK INCENTIVE PLANS (cont.)

The activity for unvested Restricted Stock Awards was as follows for the year ended December 31, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested, December 31, 2023	—	—
Granted	2,033,156	1.98
Vested	(169,430)	1.98
Forfeited	—	
Unvested, December 31, 2024	1,863,726	1.98

The Company recorded stock-based compensation expense of $0.8 million related to RSAs during the year ended December 31, 2024.

As of December 31, 2024, the total unrecognized stock-based compensation expense related to the unvested RSAs subject to service-based vesting condition and unvested RSAs subject to performance-based vesting condition was approximately $0.7 million and $2.5 million, respectively, over a weighted average period of 1.76 years. Refer to Note 3 for further information on the SYNQ3 Acquisition.

ESPP Activity

For the purpose of determining the estimated fair value of ESPP shares, the Company uses the Black-Scholes option-pricing model. The assumptions under the Black-Scholes option-pricing model during the years ended December 31, 2024, 2023, and 2022 were as follows for ESPP awards:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Dividend yield	0%	0%	0%
Expected volatility	84%	56%	77%
Expected term (years)	0.50	0.49	0.52
Risk free interest rate	4.40%	5.26%	4.53%

During the years ended December 31, 2024 and 2023, the Company recorded $0.5 million and $0.4 million of stock-based compensation related to its ESPP. There was $0.4 million of unrecognized stock-based compensation expense for the year ended December 31, 2024, related to the ESPP that is expected to be recognized over an average vesting period of 0.36 years.

Equity Award Modifications

In connection with the Restructuring Plan (as defined in Note 10), the Company entered into severance arrangements with 166 affected employees. Pursuant to these arrangements, these employees received acceleration of vesting of RSUs and extensions of the post-termination exercise period of stock option awards. All award modifications related to restructuring activities were expensed in the year ended December 31, 2023. The total incremental compensation cost resulting from these modifications is $3.2 million. There were no significant modifications during the years ended December 31, 2024 and 2022.

Stock-Based Compensation

The Company's founders held 7,270,503 of Legacy SoundHound common stock pre-conversion prior to the Business Combination. The founders exchanged their shares for Legacy SoundHound Class B common stock immediately prior to the closing of the business combination. Upon the Business Combination, the founders exchanged their Legacy SoundHound Class B shares in exchange for 40,396,600 shares of Class B Common Stock according to the Conversion Ratio. As the Class B Common Stock shares have ten votes per share, the

NOTE 15. STOCK INCENTIVE PLANS (cont.)

exchange resulted in incremental stock-based compensation expense of $1.0 million which is included in general and administrative expenses on the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

Stock-based compensation is classified in the following expense accounts on the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$ 458	$ 412	$ 99
Sales and marketing	4,818	3,601	2,794
Research and development	16,203	11,992	13,986
General and administrative	11,666	8,784	11,913
Restructuring costs	—	3,142	—
Total	$ 33,145	$ 27,931	$ 28,792

NOTE 16. LEASES

The Company leases certain facilities under non-cancelable operating leases that expire at various dates through 2030. Some leases include renewal options, which would permit extensions of the expiration dates at rates approximating fair market rental values. The Company also enters into certain finance leases for computer equipment. The finance leases are collateralized by the financed assets.

Aggregate non-cancelable future minimum lease payments under operating and finance leases were as follows as of December 31, 2024 (in thousands):

	Operating Lease	Finance Lease
Year Ending December 31:		
2025	$ 2,152	$ 56
2026	996	18
2027	483	—
2028	444	—
2029	444	—
Thereafter	302	—
Total	4,821	74
Less: imputed interest	(520)	(7)
Present value of lease liabilities	4,301	67
Less: current portion	(1,898)	(49)
Lease liabilities, net of current portion	$ 2,403	$ 18

NOTE 16. LEASES (cont.)

The components of lease cost were as follows during the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Operating lease cost	$ 2,628	$ 3,177	$ 3,423
Short-term lease cost	$ 972	$ 1,298	$ 466
Finance lease cost:			
Amortization of finance leased assets	$ 134	$ 161	$ 995
Interest on lease liabilities	$ 11	$ 23	$ 79

The table below presents additional information related to our leases as of December 31, 2024:

	Operating Lease	Finance Lease
Weighted average remaining lease term (years)	3.60	1.22
Weighted average discount rate	8.41%	12.74%

The Company's rent expense totaled approximately $4.5 million, $5.3 million and $3.9 million during the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 17. OTHER INCOME (EXPENSE), NET

Other income (expense), net on the consolidated statements of operations and comprehensive loss is comprised of the following for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Other income (expense), net:			
Interest income	$ 8,370	$ 2,866	$ 390
Change in fair value of derivative and warrant liability	—	—	(606)
Loss on change in fair value of ELOC program	—	(1,901)	(1,075)
Gain on bargain purchase	1,223	—	—
Other income (expense), net	(371)	190	32
Total other income (expense), net	$ 9,222	$ 1,155	$ (1,259)

NOTE 18. NET LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net loss (in thousands)	$ (350,681)	$ (88,937)	$ (116,713)
Cumulative dividends attributable to Series A Preferred Stock	(416)	(2,774)	—
Net loss attributable to SoundHound common shareholders (in thousands)	(351,097)	(91,711)	(116,713)
Denominator:			
Weighted average shares outstanding – basic and dilutive	338,462,574	229,264,904	157,317,695
Basic and diluted net loss per share	$ (1.04)	$ (0.40)	$ (0.74)

NOTE 18. NET LOSS PER SHARE (cont.)

For the years ended December 31, 2024, 2023 and 2022, the diluted net loss per share is equal to the basic earnings per share as the effect of potentially dilutive securities would have been antidilutive.

The following table summarizes the outstanding shares of potentially dilutive securities that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Stock-based awards	24,918,197	33,484,074	42,613,444
Common stock warrants	3,663,955	6,967,532	3,665,996
Series A Preferred Stock	—	16,226,645	—
Unvested restricted share awards	338,859	—	—
Total	28,921,011	56,678,251	46,279,440

The table above does not include: (i) 4,342,570, zero, and zero shares of unvested stock-based awards and restricted stock awards, respectively, and (ii) 18,257,365. zero and zero shares of contingently issuable earnout shares, respectively; outstanding as of December 31, 2024, 2023 and 2022, as these awards are subject to performance conditions that were not met as of those dates. The table also excludes 274,191, zero, and zero shares associated with the Contingent Holdback Consideration in connection with the SYNQ3 Acquisition, respectively, as these shares are subject to contingencies that were not met as of December 31, 2024, 2023 and 2022.

The shares issued and held in escrow for the Amelia Acquisition are participating securities that contractually entitle the holders of such shares to participate in the combined entity's earnings but do not contractually require the holders of such shares to participate in the combined entity's losses. The weighted average shares outstanding used to calculate basic and diluted net income per share attributable to common stockholders excludes the 2,149,530 shares of the Company's Class A Common Stock held in escrow as they are considered contingently returnable shares until the indemnifications subject to escrow have been resolved.

NOTE 19. INCOME TAXES

The following is a geographical breakdown of income (loss) before income taxes:

	Year Ended December 31,		
	2024	**2023**	**2022**
Domestic	$ (363,347)	$ (86,724)	$ (116,964)
Foreign	3,419	1,701	3,140
	$ (359,928)	$ (85,023)	$ (113,824)

NOTE 19. INCOME TAXES (cont.)

The provision (benefit) for income taxes consisted of the following:

	Year Ended December 31,		
	2024	2023	2022
Current provision:			
Federal.	$ —	$ —	$ —
State.	2	3	7
Foreign	2,934	3,881	755
Total current provision	$ 2,936	$ 3,884	$ 762
Deferred provision:			
Federal.	$ (10,492)	$ —	$ —
State.	(1,701)	—	—
Foreign	10	30	2,127
Total deferred provision	$ (12,183)	$ 30	$ 2,127
Total provision (benefit) for income taxes	$ (9,247)	$ 3,914	$ 2,889
Effective income tax expense rate.	2.6%	(4.6)%	(2.5)%

The Company has incurred net pre-tax losses in the United States only for all periods presented. The Company recorded an income tax expense (benefit) of $(9.2) million, $3.9 million, and $2.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. The 2024 tax benefit relates to tax benefits from acquisitions, partially offset by withholding tax paid for sales to customers in foreign jurisdictions and income tax related to foreign subsidiaries. The 2023 and 2022 tax expense relates to withholding tax paid for sales to customers in foreign jurisdictions and income tax related to foreign subsidiaries.

The provision (benefit) for income taxes differed from the amount computed by applying the federal statutory rate to our income before income taxes as follows:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory income tax rate	21.0%	21.0%	21.0%
Tax provision at statutory rate.	$ (75,585)	$ (17,855)	$ (23,903)
State income tax rate.	2	3	7
Benefits from acquisition	(12,189)	—	—
Foreign withholding and income tax.	2,561	3,689	2,298
Foreign rate differential.	(338)	(136)	(115)
Research and development credits	(4,888)	(2,105)	(1,731)
Change in valuation allowance	39,083	18,604	24,272
Stock based compensation	(15,224)	2,899	1,540
Permanent book tax differences*	1,180	246	751
Sec. 162(m) disallowance*	9,457	270	—
Change in fair value of contingent acquisition liabilities	46,761	—	—
Other deferred adjustments.	(67)	(1,701)	—
Other	—	—	(230)
	$ (9,247)	$ 3,914	$ 2,889

---

*   The 2023 amounts have been conformed to the 2024 presentation.

NOTE 19. INCOME TAXES (cont.)

The components of our deferred tax assets and liabilities were as follows:

	Year Ended December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss carryforwards	$ 127,680	$ 89,880
Research and development credits	23,934	17,825
Property and equipment*	1,936	223
Deferred revenue	5,260	767
Intangible assets*	—	4
Interest expense	5,484	—
Stock-based compensation	2,704	2,246
Operating lease liabilities	1,014	1,333
Section 174 research and development capitalization	40,648	21,186
Accruals and reserves	2,780	588
Other	2	—
Total deferred tax assets	211,442	134,052
Valuation allowance	(170,219)	(132,873)
Total deferred tax assets, net	41,223	1,179
Deferred tax liabilities:		
Right-of-use assets	(1,017)	(1,168)
Intangible assets	(40,202)	—
Total deferred tax liabilities	(41,219)	(1,168)
Net deferred tax assets	$ 4	$ 11

---

* The 2023 amounts have been conformed to the 2024 presentation.

Based on available objective evidence, management believes it is more-likely-than-not that the domestic federal and state deferred tax assets; and excess Canadian SR&ED tax credits will not be fully realized due to the Company's cumulative losses arising in the United States, and its inability to utilize excess tax credits in Canada. Accordingly, the Company has recorded a valuation allowance on deferred tax assets in excess of deferred tax liabilities against its federal and state deferred tax assets and excess Canadian SR&ED tax credits as of December 31, 2024, and 2023. The valuation allowance increased by $37.3 million from the year ended December 31, 2023 to December 31, 2024.

The Company has not provided U.S. income or foreign withholding taxes on the undistributed earnings of its foreign subsidiaries as of December 31, 2024 because it intends to indefinitely reinvest such earnings outside of the U.S. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability will not be material.

As of December 31, 2024, the Company had net operating loss carryforwards of $548.4 million of U.S. federal and $208.1 million of state net operating loss carryforwards available to reduce future taxable income. The federal and state net operating loss carryforwards will start to expire in 2025 and 2028, respectively, with the exception of $403.3 million federal net operating loss carryforwards and $11.0 million state net operating loss carryforwards, which can be carried forward indefinitely.

The Company had federal and state research and development credit carryforwards of $21.4 million and $13.3 million, respectively, as of December 31, 2024. The federal credits will expire starting in 2029 if not utilized. The state credits can be carried forward indefinitely. The Company also had Canadian SR&ED tax credits of $1.6 million, which will expire starting in 2038 if not utilized.

NOTE 19. INCOME TAXES (cont.)

Under Sections 382 and 383 of the Internal Revenue Code of 1986 and similar state tax laws, utilization of net operating loss carryforwards and tax credits may be subject to annual limitations due to certain ownership changes. The Company's net operating loss carryforwards and tax credits could expire before utilization if subject to annual limitations.

The Company files U.S. federal income tax returns as well as income tax returns in many U.S. states and foreign jurisdictions. As of December 31, 2024, the tax years 2005 through the current period remain open to examination by the major jurisdictions in which the Company is subject to tax. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized.

Changes in gross unrecognized tax benefits during the periods presented were as follows (in thousands):

Balance as of December 31, 2021.	$	5,068
Increase for tax positions of prior years		—
Increase for tax positions of current year		1,062
Balance as of December 31, 2022.	$	6,130
Increase for tax positions of prior years		370
Increase for tax positions of current year		1,095
Balance as of December 31, 2023.		7,595
Increase for tax positions of prior years		877
Decrease for tax positions of prior years		(4)
Increase for tax positions of current year		2,784
Balance as of December 31, 2024.	$	11,252

$0.9 million of the unrecognized tax benefits, if recognized, would affect the effective tax rate. $10.4 million of the unrecognized tax benefits, if recognized, would not affect the effective tax rate and would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance. As of December 31, 2024, the Company has accrued $0.2 million interest and penalties related to unrecognized tax benefits. The Company does not anticipate any significant change in the Company's uncertain tax positions within 12 months of this date.

NOTE 20. RELATED PARTY TRANSACTIONS

The Company entered into revenue contracts to perform professional services for certain companies who are also investors in the Company. As of June 30, 2022, these entities are no longer related parties. Below we provide our disclosures for transactions with the companies through June 30, 2022.

During the year ended December 31, 2022, we recognized revenue from the companies of $5.2 million.

On January 20, 2023, our Chief Financial Officer and one of our directors each entered into Purchase Agreements, purchasing 3,334 shares of Series A Preferred Stock each for a total purchase price of $100,000 each.

NOTE 21. SEGMENT INFORMATION

The Company organized its operations into a single reportable segment, managed on a consolidated basis. The Company has determined that the Chief Executive Officer is its chief operating decision maker ("CODM"). The CODM assesses performance for the segment and decides how to allocate resources based on net loss that also is reported on the income statement as consolidated net loss. The CODM compares net loss from budget to actual result to assess segment performance and adjust resource allocations as necessary.

NOTE 21. SEGMENT INFORMATION (cont.)

In accordance with the adoption of ASU 2023-07 in 2024, the Company determined to disclose personnel costs which requires retrospective application to all prior periods presented in the financial statements. The personnel-related costs are the significant segment expenses included in the net loss that are regularly provided to the CODM. Personnel-related costs were $114.1 million, $73.1 million and $94.3 million, respectively, and represented 60.5%, 66.5% and 68.9%, respectively, of total operating expenses during the years ended December 31, 2024, 2023, and 2022.

NOTE 22. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the period ended September 30, 2023, the Company identified immaterial prior period errors related to the following: 1) accounting for the ELOC as a derivative instrument; 2) classification of Lender Fees and allocation of the warrants in connection with the Term Loan; and 3) the incorrect recording of in-kind dividends associated with the Company's Series A Preferred Stock. The identified errors were included in the Company's previously issued annual consolidated financial statements as of and for the year ended December 31, 2022.

In accordance with SEC Staff Accounting Bulletin No. 99, "Materiality," and SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;" the Company evaluated the errors and determined that the related impacts were not material to its consolidated financial statements for the prior year periods when they occurred, but the Company determined it would be appropriate to correct the errors in the current period in the Company's consolidated statements of operations and comprehensive loss, consolidated balance sheets, consolidated statements of cash flows or consolidated statements of redeemable convertible preferred stock and stockholders' deficit for any periods impacted.

The Company revised the previously issued consolidated statements of operations and comprehensive loss and consolidated statements of cash flows, and consolidated statements of redeemable convertible preferred stock and stockholders' deficit tables as of and for the year ended December 31, 2022 to correct for such errors. All relevant prior period amounts affected by these revisions have been corrected in the notes in this Form 10-K.

The following tables reflect the impact of these revisions on the Company's consolidated financial statements as of and for the year ended December 31, 2022 (*dollars in thousands, except per share amounts*):

Consolidated Statements of Operations And Comprehensive Loss	Year Ended December 31, 2022		
	As Previously Reported	Adjustment	As Revised
General and administrative	$ 30,178	$ 265	$ 30,443
Loss from operations	(105,407)	(265)	(105,672)
Other income (expense), net	(184)	(1,075)	(1,259)
Total other expense, net	(7,077)	(1,075)	(8,152)
Loss before provision for income taxes	(112,484)	(1,340)	(113,824)
Net loss	$ (115,373)	$ (1,340)	$ (116,713)
Net loss per share:			
Basic and diluted	$ (0.73)	$ (0.01)	$ (0.74)

Consolidated Statement of Stockholders' Equity (Deficit)	Year Ended December 31, 2022		
	As Previously Reported	Adjustment	As Revised
Accumulated deficit	$ (502,102)	$ (1,340)	$ (503,442)

NOTE 22. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

Consolidated Statements of Cash Flows	Year Ended December 31, 2022		
	As Previously Reported	Adjustment	As Revised
Net loss	$ (115,373)	$ (1,340)	$ (116,713)
Adjustments to reconcile net loss to net cash used in operating activities:			
Loss on change in fair value of ELOC program	—	1,075	1,075
Changes in operating assets and liabilities			
Other non-current assets	(539)	265	(274)
Net cash used in operating activities	$ (94,019)	$ —	$ (94,019)

NOTE 23. SUBSEQUENT EVENTS

On January 24, 2025, the Company entered into an Equity Distribution Agreement (the "Second Equity Distribution Agreement") with Cantor Fitzgerald & Co., Guggenheim Securities, LLC, Oppenheimer & Co. Inc., Wedbush Securities Inc., Ladenburg Thalmann & Co. Inc. and Northland Securities, Inc. with respect to an at-the-market equity program under which the Company may offer and sell up to $250.0 million of shares of its Class A Common Stock from time to time through the Sales Managers. Sales of our Class A Common Stock, if any, under the Second Equity Distribution Agreement will be made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act. The Sales Managers will be entitled to commission at a fixed rate of 2.0% of the gross sales price per share for their services in acting as agent in the sale of the Company's Class A Common Stock. In January and February 2025, the Company sold 4,248,900 shares of our common stock under the Second Equity Distribution Agreement, at an average price of $15.94 per share and raised $67.7 million of gross proceeds. The commissions and offering costs borne by the Company were approximately $1.4 million. Following this issuance, the Company has a remaining capacity to sell up to an additional $182.3 million of the Company's common stock under the Second Equity Distribution Agreement.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2024 due to the material weaknesses in the Company's internal control over financial reporting described below. However, after giving full consideration to the material weaknesses described below, and the additional analyses and other procedures management performed to ensure that its consolidated financial statements included in this Annual Report were prepared in accordance with U.S. GAAP, the Company's management has concluded that its consolidated financial statements present fairly, in all material respects, its financial position, results of operations and cash flows for the periods disclosed in conformity with U.S. GAAP.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements may not be prevented or detected on a timely basis. The Company did not maintain an effective control environment as it lacked sufficient oversight of activities related to its internal control over financial reporting due to a lack of appropriate level of experience and training commensurate with its financial reporting requirements. Further, due to rapid business growth, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting, which resulted in the Company, including the SYNQ3 and Amelia entities which were acquired during 2024, not designing and maintaining effective controls related to substantially all accounts and disclosures. These material weaknesses contributed to the following additional material weaknesses as of December 31, 2024:

- The Company did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the accounting for complex financing transactions and acquisitions.

- The Company did not design and maintain effective controls to verify appropriate segregation of duties, including assessment of incompatible duties, identification of instances where incompatible duties were assigned to an individual, and addressing conflicts on a timely basis.

- The Company did not design and maintain effective controls over certain information technology (IT) general controls over information systems that are relevant to the preparation of the Company's financial statements. Specifically, the Company did not design and maintain: (i) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (ii) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; and (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored.

The material weaknesses related to the control environment, risk assessment and the accounting for certain non-routine, unusual or complex transactions resulted in the revision of the consolidated financial statements as of and for the periods ended September 30, 2022, December 31, 2022, March 31, 2023, June 30, 2023, immaterial errors related to SYNQ3 and Amelia acquisitions during the year ended December 31, 2024 and immaterial errors in various accounts during the interim and annual periods during 2023 and 2024. The material weaknesses related to segregation of duties and IT general controls did not result in a misstatement to our annual or interim consolidated financial statements. Additionally, the material weaknesses could result in misstatements to substantially all of our accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected.

Because of these material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Management's Plan to Remediate the Material Weaknesses

The following remediation actions are currently being implemented and are in progress:

- Engaged a third party to perform a risk assessment that includes the identification and walkthrough of key business processes and conducting design and operational control testing to address key risks.

- Completed a segregation of duties assessment identifying key conflicts and mitigating controls.

- Initiated the design and implementation of a Segregation of Duties automated tool for our Enterprise Resource Planning (ERP) system. Additionally, we have initiated the design and implementation of similar controls for the remaining financially relevant applications. Improvements have been implemented in tool utilization to strengthen the segregation of duties.

- Initiated the design and implementation of controls related to the review of Service Organization Control reports, which cover program change management and computer operations for many of the applications that we rely on for financial reporting.

- Developed policies and procedures for the quarterly user access review of all users with access to the financially relevant systems and then implemented the quarterly user access review for one design cycle.

- Initiated the design and implementation of the controls related to review and approval of complex financing transactions.

- Completed the implementation of an automated month and quarter-end accounting close workflow tool to facilitate the review and support of key financial close process controls.

As it specifically relates to the fourth quarter of 2024, the following actions were taken:

- Hired additional personnel with expertise in risk assessment and internal controls.

- Initiated the implementation of technological enhancements including the consolidation of disparate ERP systems.

- Elevated internal compliance processes.

The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above, the controls operate for a sufficient period of time, and management has concluded, through testing, that the controls are effective.

Changes in Internal Control over Financial Reporting

As noted above, there were changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarterly period ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

Insider Trading Arrangements

During the fiscal quarter ended December 31, 2024, the following Section 16 officers and directors adopted, modified or terminated a "Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K of the Exchange Act):

- Dr. Keyvan Mohajer, Chief Executive Officer and Director, adopted a new trading plan on November 27, 2024 (with the first trade under the new plan not to be made prior to March 1, 2025). The trading plan will be effective until June 15, 2025 and provides for the sale of up to 2,400,000 shares of Dr. Mohajer's 14,139,064 shares of Class B common stock and up to 737,500 shares of Class A common stock issuable upon vesting and settlement of certain RSUs and PSUs, provided that certain conditions are met.

- Eric Ball, Director, adopted a new trading plan on December 20, 2024 (with the first trade under the new plan not to be made prior to March 21, 2025). The trading plan will be effective until December 31, 2025 and provides for the sale of up to 150,000 shares of Class A common stock, provided that certain conditions are met.

- Nitesh Sharan, Chief Financial Officer, adopted a new trading plan on December 13, 2024 (with the first trade under the new plan not to be made prior to March 14, 2025). The trading plan will be effective until December 31, 2025 and provides for the sale of up to 120,000 shares of Class A common stock issuable upon exercise of outstanding options and up to 121,506 shares of Class A common stock, provided that certain conditions are met.

- Timothy Stonehocker, Chief Technology Officer, adopted a new trading plan on December 23, 2024 (with the first trade under the new plan not to be made prior to March 24, 2025). The trading plan will be effective until February 15, 2026 and provides for the sale of up to 395,737 shares of Class A common stock issuable upon vesting and settlement of certain RSUs, provided that certain conditions are met.

- James M. Hom, Chief Product Officer and Director, adopted a new trading plan on November 27, 2024 (with the first trade under the new plan not to be made prior to April 1, 2025). The trading plan will be effective until June 30, 2025 and provides for the sale of up to 200,000 shares of Mr. Hom's 1,812,588 shares of Class B common stock, up to 3,815 shares of Class A common stock, and up to 29,534 shares of Class A common stock issuable upon vesting and settlement of certain RSUs, provided that certain conditions are met.

There were no "non-Rule 10b5-1 trading arrangements" (as defined in Item 408 of Regulation S-K of the Exchange Act) adopted, modified or terminated during the fiscal quarter ended December 31, 2024 by our directors and Section 16 officers. Each of the Rule 10b5-1 trading arrangements are in accordance with our Insider Trading Policy and actual sale transactions made pursuant to such trading arrangements will be disclosed publicly in Section 16 filings with the SEC in accordance with applicable securities laws, rules and regulations.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

The information required by Part III is omitted from this Annual Report in that we will file a definitive proxy statement pursuant to Regulation 14A with respect to our 2025 Annual Meeting (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this Annual Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be included in the Proxy Statement.

Item 11.   Executive Compensation

The information required by this item will be included in the Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters.

The information required by this item will be included in the Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in the Proxy Statement.

Item 14.   Principal Accounting Fees and Services

The information required by this item will be included in the Proxy Statement.

Item 15.   Exhibits and Financial Statement Schedules

(a)   The following documents are filed as a part of this Annual Report on Form 10-K:

1.   *Financial Statements*:   See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

2.   *Financial Statement Schedules*:   All schedules have been omitted as the requested information is not applicable or the information is presented in the consolidated financial statements or related notes included in this Form 10-K.

3.   *Exhibits*:   See Item 15(b) of this Form 10-K below.

(b)   Exhibits.

		Incorporated by Reference		
Exhibit Number	Description	Form	Exhibit	Filing Date
2.1+	Agreement and Plan of Merger, dated December 6, 2023, by and among SoundHound AI, Inc., Black Knights Merger Sub I, Inc., a Delaware corporation, Black Knight Merger Sub II, LLC, a Delaware limited liability company and Synq3, Inc.	8-K	2.1	12/07/23
2.2	Firehorse Merger Sub, LLC Stock Purchase Agreement	8-K	2.1	08/06/24
2.3	Amelia Holding II, LLC Credit Agreement	8-K	10.1	08/06/24
3.1	Second Amended and Restated Certificate of Incorporation of SoundHound AI, Inc.	8-K	3.1	05/02/22
3.2	Amended and Restated Bylaws of SoundHound AI, Inc.	8-K	3.2	05/02/22
3.3	SoundHound AI, Inc. Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock.	8-K	3.1	01/24/23
4.1	Amended and Restated Warrant Agreement.	8-K	4.1	05/02/22
4.2	Form of Specimen Class A Common Stock Certificate.	S-1	4.2	05/16/22
4.3	Form of Specimen Warrant Certificate.	S-1	4.3	05/16/22
4.4	Amended and Restated Warrant Agreement.	8-K	4.1	05/02/22
4.5	Form of Class A Common Stock Purchase Warrant	10-Q	4.1	05/12/23
4.6	Description of Securities	10-K	4.5	03/28/23
10.1#	SoundHound AI, Inc. 2022 Incentive Award Plan.	Proxy Statement	Annex D	04/08/22
10.2#	SoundHound AI, Inc. 2022 Employee Stock Purchase Plan.	Proxy Statement	Annex E	04/08/22
10.3#	Form of Restricted Stock Unit Agreement.	8-K	10.8	05/02/22
10.4#	Form of Stock Option Award Agreement.	8-K	10.9	05/02/22
10.5	Form of Indemnity Agreement.	8-K	10.10	05/02/22
10.6#	Employment Agreement with Keyvan Mohajer, Chief Executive Officer, dated June 2, 2022.	8-K	10.1	06/08/22
10.7#	Employment Agreement with Nitesh Sharan, Chief Financial Officer, dated June 2, 2022.	8-K	10.2	06/08/22
10.8#	Employment Agreement with Timothy Stonehocker, Chief Technology Officer, dated June 2, 2022.	8-K	10.3	06/08/22
10.9#	Non-Employee Director Compensation Policy.	8-K	10.4	06/08/22
10.10	Form of Controlled Equity Offering Sales Agreement	S-3	10.1	07/24/23
10.11#	SoundHound AI, Inc. 2024 Employment Inducement Incentive Award Plan	S-8	4.1	11/04/24
10.12#	Form of Restricted Stock Unit Agreement.	S-8	4.2	11/04/24
10.13#	Form of Stock Option Award Agreement.	S-8	4.3	11/04/24

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.14	Form of Equity Distribution Agreement, dated April 9, 2024	8-K	1.1	04/09/24
10.15	Form of Equity Distribution Agreement, dated November 8, 2024	8-K	1.1	11/08/24
10.16	Form of Equity Distribution Agreement, dated January 27, 2025	S-3	10.1	01/27/25
19.1	Insider Trading Policy	10-K	19.1	03/01/24
21.1*	Subsidiaries of the Company			
23.1*	Consent of PricewaterhouseCoopers			
23.2*	Consent of Armanino LLP			
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			
99.1*	Executive Compensation Clawback Policy			
101.INS	Inline XBRL Instance Document.			
101.SCH	Inline XBRL Taxonomy Extension Schema Document.			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.			
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).			

---

*   Filed herewith.
**   Furnished herewith.
\+   The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon the request of the SEC in accordance with Item 601(b)(2) of Regulation S-K.
\#   Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SoundHound AI, Inc.


Date: March 11, 2025   /s/ Dr. Keyvan Mohajer
                                                                    Name: Dr. Keyvan Mohajer
                                                                    Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Position	Date
/s/ Dr. Keyvan Mohajer Dr. Keyvan Mohajer	Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2025
/s/ Nitesh Sharan Nitesh Sharan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2025
/s/ James Hom James Hom	Director	March 11, 2025
/s/ Dr. Eric Ball Dr. Eric Ball	Director	March 11, 2025
/s/ Larry Marcus Larry Marcus	Director	March 11, 2025
/s/ Diana Sroka Diana Sroka	Director	March 11, 2025